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05006380

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BNP Paribas

*CURRENT ADDRESS

PROCESSED

MAR 11 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3757 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/10/05

BNP PARIBAS

RESULTS AS AT 31 DECEMBER 2004

PRESS RELEASE

3 February 2005



Paris, 3 February 2005,

Results as at 31 December 2004

SUSTAINED GROWTH IN BUSINESS
NET BANKING INCOME: 18,823 MILLION EUROS (+ 5.0%)

FRESH RISE IN PROFITABILITY
NET INCOME GROUP SHARE: 4,668 MILLION EUROS (+ 24.1%)
AFTER-TAX ROE: 16.8 % (+ 2.5 PTS)

EARNINGS PER SHARE: 5.55 EUROS (+ 28.8%)
DIVIDEND INCREASED FROM 1.45 to 2.00 EUROS (+ 37.9%)

- In 2004, the Group had sharply higher operating performances:
  - Net banking income: 18,823 million euros (+5.0%)
  - Gross operating income: 7,231 million euros (+8.7%)
  - Cost/income ratio improved 1.3 points at 61.6%
  - Operating income: 6,553 million euros (+23.9%)

- Fresh rise in profitability:
  - Net income, group share: 4,668 million euros (+24.1 %)
  - After-tax return on equity: 16.8% (+2.5 pts)

- Each of the Group's core businesses contributed to this performance:
  - Thanks to the significant commercial drive of its two core businesses, Retail Banking posted sustained growth in the business and in its results (2,981 million euros in pre-tax income, + 12.6 %)
  - Taking advantage of the inclusion of real estate services and owing to the performances of all the business lines involved in gathering and managing financial assets, the Asset Management and Services (AMS) core business posted substantial results (993 million euros in pre-tax income, + 37.3 %)
  - The Corporate and Investment Banking (CIB) core business posted record results (2,448 million euros in pre-tax income, + 30.3 %) with exceptionally low provisions

- A dividend of 2.00 euros per share, up 37.9%, will be proposed shareholders at the Annual General Meeting.

On 2 February 2005, the Board of Directors of BNP Paribas, in a meeting chaired by Michel Pébereau, approved the accounts for the 2004 fiscal year.

OPERATING PERFORMANCES UP SHARPLY

In 2004, global economic growth was particularly sustained, even though its pace remained limited in Europe, and this environment helped push up corporate earnings and reduce the overall number of corporate failures. Capital markets, bullish in the beginning of the year, remained hesitant thereafter, with uneven trading volumes and a historically low volatility. The dollar continued its fall against the euro, thus continuing to handicap European companies that do business in the United States.

In this context, on the whole positive for banking services, BNP Paribas posted results that were up sharply. The Group's net banking income rose 5.0% to 18,823 million euros; operating expenses and depreciation were strictly contained at 11,592 million euros, up 2.7%. The gross operating income thus grew 8.7% to 7,231 million euros and the cost/income ratio improved 1.3 points, falling from 62.9% to 61.6%.

Provisions, totalling 678 million euros, were down 50.2% and operating income soared 23.9% to 6,553 million euros.

Non-operating items contributed 352 million euros, up 18.5% compared to 2003. This increase was due to sharp rise in income from associated companies, 194 million euros, up 48.1%, and the decline in one-time charges. These charges included, however, in the fourth quarter a single 152 million euro payment, enabling once and for all the Group's employee-managed health scheme to cover all the health insurance commitments relating to retirees and, with regard to the IAS/IFRS accounting standards, to be considered a defined contribution plan.

The tax expense rose 23.6% to 1,830 million euros and the share of minority interests 18.3% to 407 million euros.

The net income group share, 4,668 million euros, was up 24.1% and the return on equity after tax was up 16.8%. Net earnings per share(1) came to 5.55 euros.

The Board of Directors will propose to shareholders at the Annual Meeting of Shareholders to pay a 2.00 euro dividend, or a 37.9% increase year-on-year.

After the dividend payment, net assets per share(1) , before revaluation, comes to 34 euros.

◆

◆ ◆

RESULTS OF EACH CORE BUSINESS

1 – Retail Banking

In 2004, the retail banking businesses continued their expansion and further enhanced their profitability. Gross operating income edged up 4.7% to 3,796 million euros. Pre-tax income, 2,981 million euros, rose 12.6%. Pre-tax return on equity was 30%, up 2 points.

French Retail Banking

The net banking income of the French Retail Banking branch network (2) totalled 5,086 million euros, up 4.1%. Net interest revenue rose 2.8%, under the combined effect of an increase in average outstanding loans (+7.8%) and deposits (+6%), on the one hand, and a contraction of the gross interest margin rate (from 3.74%

contraction of the gross interest margin rate (from 3.74%
to 3.57% between 2003 and 2004) on the other hand. The amount of fees rose 6.0%, driven by revenues from financial transactions (+9.9%).

The sales and marketing drive targeting **individual** customers continued at a fast pace. Outstanding loans (+16.9% compared to 2003) rose at a rate faster than the market, in particular due to a sharp increase in outstanding mortgages (+19.8%). Life insurance assets gathered jumped 31%. BNP Paribas successfully rolled out its Retirement Plan marketing programme, which helped open 300,000 new retirement savings plans, including 100,000 PERP plans. The number of cheque and deposit accounts grew by 128,000.

1) Excluding shares held by the Group

2) Including 100% of Private Banking in France

For the **business** clientele, the new commercial organisation is bearing fruits. Compared to the low point in the fourth quarter 2003, outstanding loans rose 11.8% for the year. Moreover, the French Retail Banking branch network significantly grew sales of financial products and services working together with Corporate and Investment Banking: structured financing, foreign exchange and interest rate hedging products.

The moderate increase in operating expenses and depreciation, up 3.1% year-on-year, lead to a 6.5% rise in gross operating income to 1,629 million euros. The cost/income ratio improved 0.7 point at 68.0%.

At 223 million euros, provisions remained stable (-0.9%) and very moderate since they amount to 0.31% of the year's weighted outstandings.

After sharing French Private Banking's income with AMS, French Retail Banking posted 1,337 million euros in annual pre-tax income, up 7.8%.

Pre-tax return on equity edged up one point to 28%.

International Retail Financial Services (IRFS)

The net banking income of the International Retail Financial Services core business was up 3.1% compared to 2003, at 5,057 million euros. Operating expenses and depreciation, 2,817 million euros, edged up 2.6% and gross operating income (2,240 million euros) was up 3.8%. The cost/income ratio thus improved a further 0.3 point at 55.7%.

Provisions were down 17.0% at 439 million euros and amortisation of goodwill fell 6.2% to 271 million euros whilst the other non-operating items soared 67.6% to 114 million euros due in particular to income from associated companies. Thus, the pre-tax income, 1,644 million euros, rose significantly over the past year (+16.8%) and pre-tax return on equity moved up three points to 32%.

BancWest enjoyed very good business with 11% growth for consumer lending and 7% for deposits, at constant scope. The gross interest margin rate however fell by 43 basis points during the year to 3.75% due to persistent low medium-term interest rates in the United States. In the aggregate, net banking income (1,555 million euros) edged up 2.6% at constant scope and exchange rates and gross operating income (815 million euros) rose 3.2%. Provisions were down and the NPLs/loans ratio was 0.45% as at 31 December 2004 compared to 0.59% as at 31 December 2003. Thus, the pre-tax income (624 million euros) jumped 9.2% at constant scope and exchange rates. Due to the dollar's fall, this rise is only 4.2% at current scope and exchange rates.

The acquisitions of Community First Bankshares and Union Safe Deposit Bank were completed on 1st November 2004 and the bulk of their effect on BancWest's income will occur starting in 2005.

Cetelem continued its resilient growth in France, in particular through its partnership with FRB, and outside of France. Outstanding loans under management increased a total of 11.0% during the year, and 17.5% outside France. The net banking income rose 7.3% to 1,680 million euros and gross operating income increased 5.8% to 798 million euros. Given the limited rise in provisions (+5.3%) and the significant growth in income from associated companies (+67.6%), pre-tax income rose 14.5%.

UCB reported a very sharp rise in new loans: up 39% in France at constant scope and up 53% abroad. Outstanding loans to individuals totalled 20.2 billion euros as at 31 December 2004 (+21% at constant scope). Furthermore, by consistently offering the services of the FRB network, UCB helped open 10,000 new accounts. The acquisition of Abbey National France was completed at the end of the year. **Arval** pursued its rapid expansion across Europe (growing the fleet of financed vehicles by +12% year-on-year) and **BNP Paribas Lease Group** continued to develop business throughout Europe based on partnership alliances (rise in outstandings outside France: +16%).

The retail banking business in **Emerging Markets and Overseas** posted a very satisfactory rise in gross operating income: up 16.5% compared to 2003. The business line continued its expansion, in particular in North Africa where it opened 25 new branches.

2 – Asset Management and Services

Starting in 2004, the Asset Management and Services core business includes the Group's real estate services, in the Wealth & Asset Management business unit (WAM). These businesses were bolstered by the acquisition of Atis Real International (ARI) as of 1st April 2004. The business unit is now a European leader in real estate services, especially in the corporate real estate market (80% of revenues), with a 2,300-strong workforce in seven countries. The meaningful variations, for AMS as well as for WAM, are therefore the ones at constant scope.

Separately from this expanded scope, the AMS core business achieved excellent and improved operating performances: at constant scope and exchange rates, the net banking income (3,019 million euros), rose 8.3% with 11.6 billion euros in net assets gathered, bringing assets under management to 292.1 billion euros. Operating expenses and depreciation (1,953 million euros) remained under control: +3.5%. Gross operating income, at 1,066 million euros, thus jumped 18.2% and pre-tax income, which totalled 993 million euros, was up 25.6%.

The **Wealth & Asset Management** business unit posted 470 million euros in gross operating income, up 24.6% at constant scope and exchange rates.

In addition to its substantial organic growth, Private Banking undertook five acquisitions in Miami, Monaco and Switzerland, which will, once completed (the two acquisitions in Switzerland are scheduled to be completed in the first half of 2005), increase the assets under management by roughly 2.5 billion euros. BNP Paribas Asset Management was awarded on several occasions throughout 2004 for its performance as a fund manager. Separately, the Group founded a European leader in alternative and structured management by bringing Faucher Partners into its already substantial business organisation. As at 31 December 2004, it had a total of 17.4 billion euros in assets under management in the field of alternative or structured management. Cortal Consors continued to grow its customer base (+75,000 in 2004) and its assets under management, which had reached 18.7 billion euros by 31 December 2004. It thus consolidated its position as number 1 in Europe.

The **Insurance** business posted sharply higher results: its gross operating income was up 21.0% at 461 million euros. This performance was due in particular to the substantial gross amount of funds gathered: 11.3 billion euros (+23% compared to 2003). International business growth has been spectacular: 7 billion euros in funds gathered in three years and a presence in 28 countries.

The assets held in **Securities Services'** custody rose 18% year-on-year to 2,473 billion euros. BNP Paribas was ranked number 1 for service quality in eight European countries. In a market marked by low volumes of transactions, the rigorous management of operating expenses and depreciation (-0.4%) help push up the gross operating income a satisfactory 8.9% to 135 million euros.

3 – Corporate and Investment Banking

In 2004, Corporate and Investment Banking again enjoyed resilient business. Its net banking income, 5,685 million euros, was down slightly (-2.3%), due only to the fall in the dollar. At constant scope and exchange rates, it was up a small amount (+0.1%).

Revenues from **Advisory and Capital Markets** were down 11.4% due to the environment that was less favourable than in 2003 for fixed income. By contrast, equity derivatives businesses maintained their revenues and Corporate Finance reported a record year.

The business's rankings as a leader in financial transactions in Europe clearly reflect BNP Paribas's position amongst the market leaders for these services: the bank remains number 2 for euro-denominated corporate bond issues, and amongst the Top 10 for share and convertible bond issues in Europe (*IFR, Dealogic*). It has made a huge leap in mergers and acquisitions in Europe and now ranks number 5. BNP Paribas was named "Euro MTN House of the Year" (*IFR*) and "Best Equity Derivatives Provider in Europe" (*Global Finance*).

These results and positions were achieved without increasing our risk exposure: the Value at Risk (99% 1 day-interval VaR) remained below 30 million euros on average in 2004.

The **Financing businesses** have reported excellent performances across all the business lines, leading to net banking income up 15.3%. They have also received numerous honours in recognition of their excellence: specifically, BNP Paribas ranked Global Number 1 in Project Financing (*Dealogic*) in part for its role as mandated lead arranger of the "Project Finance Deal of the Year": Quatargas II for Exxon. The Group was also named "Aircraft Finance House of the Year" (*Jane's Transport Finance*).

The core business' operating expenses and depreciation declined 4.2% due to bonus adjustment and the fall in the dollar. Thus, the cost/income ratio, one of the best in Europe for this type of business, fell a further 1.2 points to 57%. Gross operating income rose 0.3% to 2,442 million euros.

Corporate and Investment Banking's provisions dropped 90.8% to 58 million euros. 189 million euros of this 575 million euro diminution comes from a partial write-back of general provisions set aside in previous years for risks in the United States and in Europe[3] . It is first and foremost the result of the exceptionally overall positive situation for corporates the world over.

The operating income of Corporate and Investment Banking thus jumped 32.4% to 2,384 million euros and the pre-tax income 30.3% at 2,448 million euros. The pre-tax return on equity was 33% (+6 points).

BNP Paribas Capital

BNP Paribas Capital's pre-tax income, 661 million euros, was up 33.3%. The Group continued to pursue its strategy of divesting directly held equity investments, in particular selling off its holdings in Atos Origin, Keolis, Diana and selling part of its line in Eiffage. 688 million euros in capital gains were realised during the year from these sales and also through private equity funds.

Despite these divestitures, the portfolio's estimated value declined only from 3.9 billion euros at the end of 2003 to 3.7 billion at the end of 2004, as the estimated value of many investments has risen. As at 31 December 2004, unrealised capital gains totalled 1.4 billion euros, compared to 1.2 billion euros as at 31 December 2003.

---

3) As at 31 December 2004, the Group still had 122 million euro of the general provision set aside in 2003 to cover risks in Europe.



PREPARING FOR THE SWITCH TO THE IAS/IFRS ACCOUNTING STANDARDS

BNP Paribas wished to prepare and report its annual results for 2004 according to French accounting standards at the usual dates rather than wait to complete the analysis of the effects of the change is accounting standards on the 2004 accounts. The detailed quantitative information on these effects, as well as the 2004 results, prepared according to the IFRS accounting standards, will be presented to the market on 24 March 2005.

Since 1st January 2005, BNP Paribas has adopted the IFRS accounting standards as approved by the European Union. As for the IAS 39 standard, the Group is pleased that retail banks have the option of continuing to reflect in their accounting statements, in manner that is consistent with the business reality, the "macro-hedging" of interest rate risks associated in particular with sight accounts.

At this stage, based on analysis work conducted up until now on the 2004 fiscal year, including simulations involving IAS 39, BNP Paribas estimates that the introduction of these new accounting standards are expected to lead to net income group share that is essentially of the same order as the income calculated using French accounting standards. The Group's new international solvency ratio (Tier one) is expected to be around 7.5% as at 1st January 2005, or roughly 60 basis points below the previous level, calculated based on French accounting standards.

VISION 2007 [4]

BNP Paribas has defined its ambitions and the principles underpinning its action for the medium-term. For each of its four core businesses, the following priorities have been chosen:

- French Retail Banking: our objective is to grow faster than the market by fully capitalising on the new commercial organisations;

- International Retail Financial Services: our ambition is to bolster our leadership position in financial services in Europe, implement an aggressive sales and marketing strategy in France, and continue expansion in the United States and in emerging countries;

- Asset Management and Services: out objective is to increase revenues faster than the market by strengthening positions in Europe, including in France, and selected business expansion in the rest of the world.

- Corporate and Investment Banking: our objective is to achieve ambitious growth through expanded coverage across Europe and selected business expansion in the United States and Asia.

In addition to the specific initiatives implemented by each core business, the Group will continue to cross-sell products and services so as to strengthen its internal growth drive to outperform the market. BNP Paribas will be rolling out its new corporate visual branding programme to better balance the powerful corporate brand and the appeal of certain local or specialty brands. BNP Paribas already ranks the 6th global banking brand (Fortune). Similarly, with respect to the cost/income ratio, in addition to maintaining the very competitive positioning of each of the core businesses in its market, the Group will endeavour to further improve its overall ratio by 2007. To this end, efforts will be undertaken to achieve new productivity gains, including revenue-growing and cost-saving initiatives, and efforts will continue to streamline and pool operational platforms and information systems.

In preparation for the future Basle 2 regulatory requirements, the Group wants to be in a position to adopt the advanced methods as soon as the rules come into effect, in particular in relation to operational risks, and to implement progressively the general use of economic capital as a management tool.

---

[4] These prospects and objectives were determined based on a central scenario that includes a number of assumptions in terms of business and the regulatory environment; they preclude the occurrence of an economic recession or financial crisis. Under the circumstances, such prospects and objectives may not be considered as performance forecasts

In an increasingly complex and demanding regulatory environment, a new global corporate compliance function has just been created. It covers ethics, combating money laundering and corruption, and supervising and co-ordinating internal control for the entire Group. The head of Compliance is a member of the Executive Committee. The Group hence is committed to meeting the highest global standards and, to that end, is organising this function and devoting to it the appropriate resources.

The Group will continue to provide active capital management using four levers:

- organic growth, which is the Group's priority and is expected to flow from the business expansion ambitions stated above;

- growth through acquisitions, in connection with clearly defined business sector-focused priorities (retail banking) and geographic priorities (Europe and the United States). Thanks to the diversity and superior quality of its franchises, the Group enjoys a wide array of options whilst maintaining the strict acquisition criteria that the Group has no plans to do away with. Each acquisition opportunity must have limited execution risks and, from the financial standpoint, each opportunity must create value. Within these bounds, the Group will continue to implement its expertise in successfully integrating newly acquired companies;

- an active dividend distribution policy, as illustrated by the 2004 dividend proposed to shareholders at the forthcoming Annual General Meeting;

- lastly, share buybacks will be carried out during the period, at minimum to neutralise the dilution effects of the shares issued to employees.

With Vision 2007[4], BNP Paribas's ambition is thus to focus on growing revenues, whilst maintaining annual return on equity above 15%.



Commenting on these results before the members of the Board of Directors, Baudouin Prot, BNP Paribas' CEO, said, "BNP Paribas' very good results in 2004 show both the Group's powerful positions in its markets and the excellence of its workforce, who showed themselves to be both proactive and effectual.

In the coming years, the Group will be pursuing an ambitious organic growth strategy in each of the core businesses, supplemented by active and disciplined external growth, an ongoing effort to achieve greater operating efficiency, rigorous control of risks and active capital management. BNP Paribas' Vision 2007 is a prospect that is motivating our teams and creating value for shareholders."

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income (1)	**4,918**	**4,391**	**+12.0%**	**4,531**	**+8.5%**	**18,823**	**17,935**	**+5.0%**
Operating Expenses and Dep.	-3,116	-2,765	+12.7%	-2,826	+10.3%	-11,592	-11,285	+2.7%
Gross Operating Income	**1,802**	**1,626**	**+10.8%**	**1,705**	**+5.7%**	**7,231**	**6,650**	**+8.7%**
Provisions	-102	-354	-71.2%	-116	-12.1%	-678	-1,361	-50.2%
Operating Income	**1,700**	**1,272**	**+33.6%**	**1,589**	**+7.0%**	**6,553**	**5,289**	**+23.9%**
Associated Companies	42	69	-39.1%	48	-12.5%	194	131	+48.1%
Gains and Provisions on Investments	66	145	-54.5%	173	-61.8%	843	912	-7.6%
Amortisation of Goodwill	-105	-100	+5.0%	-98	+7.1%	-384	-399	-3.8%
Extraordinary Items	-236	-121	+95.0%	-33	n.s.	-301	-347	-13.3%
Non Operating Items	**-233**	**-7**	**n.s.**	**90**	**n.s.**	**352**	**297**	**+18.5%**
Pre-Tax Income	**1,467**	**1,265**	**+16.0%**	**1,679**	**-12.6%**	**6,905**	**5,586**	**+23.6%**
Tax Expense	-404	-253	+59.7%	-482	-16.2%	-1,830	-1,481	+23.6%
Minority Interests	-111	-85	+30.6%	-96	+15.6%	-407	-344	+18.3%
Net Income, Group Share	**952**	**927**	**+2.7%**	**1,101**	**-13.5%**	**4,668**	**3,761**	**+24.1%**
Cost / Income	**63.4%**	**63.0%**	**+0.4 pt**	**62.4%**	**+1.0 pt**	**61.6%**	**62.9%**	**-1.3 pt**
ROE after Tax						16.8%	14.3%	+2.5 pt
(1) Including Commission income (a)	1,951	1,695	+15.1%	1,853	+5.3%	7,244	6,544	+10.7%
including Net of Interest Income (b)						6,413	6,794	-5.6%
including Gains on Financial Transactions (b)						5,166	4,597	+12.4%

(a) Revenus from the insurance business, other net banking operating income and the net incomes of the other businesses are included in the "commission income" line

(b) Trading portfolio carry costs are included in the "net of interest income" line item.
Trading revenues, as defined economically, are given in CIB results.

At constant scope and exchange rates	4Q04 / 4Q03	2004 / 2003
Net Banking Income	**+9.2%**	**+4.8%**
Operating Expenses and Dep.	+7.5%	+1.9%
Gross Operating Income	**+12.2%**	**+9.9%**
Provisions	-72.9%	-52.7%
Operating Income	**+36.4%**	**+26.4%**
Pre-Tax Income	**+19.4%**	**+26.5%**
Net Income, Group Share	**+6.9%**	**+27.2%**


EARNINGS PER SHARE (in euros) *
3.78
4.31
5.55
14%
29%
2002
2003
2004
DIVIDEND (in euros)
1.13
1.20
1.20
1.45
2.00 **
2000
2001
2002
2003
2004

* Net Result Group Share divided by the average number of shares outstanding (excluding treasrury shares)

** Subject to shareholder approval at the Meeting of Shareholders on May 18th 2005

4TH QUARTER 2004 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	Asset Mgt & Services	Corp. Inv. Banking	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**2,538**	**900**	**1,410**	**10**	**60**	**4,918**
Change/4Q03	+3.7%	+38.7%	+6.3%	n.s.	n.s.	+12.0%
Change/3Q04	+0.8%	+28.4%	+6.3%	n.s.	n.s.	+8.5%
Operating Expenses and Dep.	-1,582	-621	-835	-7	-71	-3,116
Change/4Q03	+4.0%	+47.2%	+11.2%	-30.0%	n.s.	+12.7%
Change/3Q04	+1.9%	+39.2%	+10.3%	-12.5%	n.s.	+10.3%
Gross Operating Income	**956**	**279**	**575**	**3**	**-11**	**1,802**
Change/4Q03	+3.2%	+22.9%	+0.0%	n.s.	-83.1%	+10.8%
Change/3Q04	-1.0%	+9.4%	+0.9%	n.s.	-85.5%	+5.7%
Provisions	-134	-2	-21	-2	57	-102
Change/4Q03	-34.3%	n.s.	-85.9%	n.s.	n.s.	-71.2%
Change/3Q04	-16.3%	n.s.	n.s.	n.s.	n.s.	-12.1%
Operating Income	**822**	**277**	**554**	**1**	**46**	**1,700**
Change/4Q03	+13.9%	+28.2%	+30.0%	n.s.	n.s.	+33.6%
Change/3Q04	+2.0%	+7.4%	-7.2%	n.s.	n.s.	+7.0%
Associated Companies	32	-2	-2	0	14	42
Capital Gains	0	21	-4	14	35	66
Amortisation of Goodwill	-73	-20	-10	0	-2	-105
Other Items	-8	-12	25	0	-241	-236
Pre-Tax Income	**773**	**264**	**563**	**15**	**-148**	**1,467**
Change/4Q03	+14.5%	+30.0%	+33.4%	x 3,0	x 3,7	+16.0%
Change/3Q04	-0.8%	+10.5%	-7.2%	-88.7%	+87.3%	-12.6%

In millions of euros	Retail Banking	Asset Mgt & Services	Corp. Inv. Banking	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**2,538**	**900**	**1,410**	**10**	**60**	**4,918**
4Q03	2,447	649	1,326	-27	-4	4,391
3Q04	2,518	701	1,327	-2	-13	4,531
Operating Expenses and Dep.	-1,582	-621	-835	-7	-71	-3,116
4Q03	-1,521	-422	-751	-10	-61	-2,765
3Q04	-1,552	-446	-757	-8	-63	-2,826
Gross Operating Income	**956**	**279**	**575**	**3**	**-11**	**1,802**
4Q03	926	227	575	-37	-65	1,626
3Q04	966	255	570	-10	-76	1,705
Provisions	-134	-2	-21	-2	57	-102
4Q03	-204	-11	-149	-3	13	-354
3Q04	-160	3	27	0	14	-116
Operating Income	**822**	**277**	**554**	**1**	**46**	**1,700**
4Q03	722	216	426	-40	-52	1,272
3Q04	806	258	597	-10	-62	1,589
Associated Companies	32	-2	-2	0	14	42
4Q03	30	18	1	0	20	69
3Q04	32	3	-4	0	17	48
Capital Gains	0	21	-4	14	35	66
4Q03	0	-2	34	50	63	145
3Q04	7	1	0	144	21	173
Amortisation of Goodwill	-73	-20	-10	0	-2	-105
4Q03	-68	-21	-3	-4	-4	-100
3Q04	-67	-19	-7	-1	-4	-98
Other Items	-8	-12	25	0	-241	-236
4Q03	-9	-8	-36	-1	-67	-121
3Q04	1	-4	21	0	-51	-33
Pre-Tax Income	**773**	**264**	**563**	**15**	**-148**	**1,467**
4Q03	675	203	422	5	-40	1,265
3Q04	779	239	607	133	-79	1,679
Minority Interests	**-22**	**-2**	**-6**	**0**	**-81**	**-111**
Tax Expense						-404
Net Income, Group Share						**952**

2004 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	Asset Mgt & Services	Corp. Inv. Banking	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**9,979**	**3,019**	**5,685**	**4**	**136**	**18,823**
2003	9,636	2,476	5,818	-34	39	17,935
Change/2003	+3.6%	+21.9%	-2.3%	n.s.	x3.5	+5.0%
Operating Expenses and Dep.	-6,183	-1,953	-3,243	-30	-183	-11,592
2003	-6,011	-1,673	-3,384	-39	-178	-11,285
Change/2003	+2.9%	+16.7%	-4.2%	-23.1%	+2.8%	+2.7%
Gross Operating Income	**3,796**	**1,066**	**2,442**	**-26**	**-47**	**7,231**
2003	3,625	803	2,434	-73	-139	6,650
Change/2003	+4.7%	+32.8%	+0.3%	-64.4%	-66.2%	+8.7%
Provisions	-662	-5	-58	0	47	-678
2003	-754	-16	-633	-3	45	-1,136
Change/2003	-12.2%	-68.8%	-90.8%	n.s.	+4.4%	-50.2%
Operating Income	**3,134**	**1,061**	**2,384**	**-26**	**0**	**6,553**
2003	2,871	787	1,801	-76	-94	5,289
Change/2003	+9.2%	+34.8%	+32.4%	-65.8%	n.s.	+23.9%
Associated Companies	124	3	-6	3	70	194
Capital Gains	-1	19	-7	688	144	843
Amortisation of Goodwill	-271	-72	-26	-5	-10	-384
Other Items	-5	-18	103	1	-382	-301
Pre-Tax Income	**2,981**	**993**	**2,448**	**661**	**-178**	**6,905**
2003	2,648	723	1,879	496	-160	5,586
Change/2003	+12.6%	+37.3%	+30.3%	+33.3%	+11.3%	+23.6%
Minority Interests	-69	-2	-7	0	-329	-407
2003	-49	0	-5	-5	-285	-344
Tax Expense						-1,830
Net Income, Group Share						**4,668**
ROE after Tax						16.8%

INCOME UP IN ALL THE CORE BUSINESSES



GROSS OPERATING INCOME (in millions of euros)
AMS
15%
1,066
1,556
FRB
Retail
Banking
52%
CIB
33%
2,442
2,240
IRFS
%CHANGE 2004/2003
Retail Banking: +4.7 %
AMS: +32.8 %
CIB: +0.3 %
OPERATING INCOME (in millions of euros)
AMS
16%
1,061
1,333
FRB
Retail
Banking
48%
CIB
36%
2,384
1,801
IRFS
%CHANGE 2004/2003
Retail Banking: +9.2 %
AMS: +34.8 %
CIB: +32.4 %

RETAIL BANKING

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**2,538**	**2,447**	**+3.7%**	**2,518**	**+0.8%**	**9,979**	**9,636**	**+3.6%**
Operating Expenses and Dep.	-1,582	-1,521	+4.0%	-1,552	+1.9%	-6,183	-6,011	+2.9%
Gross Operating Income	**956**	**926**	**+3.2%**	**966**	**-1.0%**	**3,796**	**3,625**	**+4.7%**
Provisions	-134	-204	-34.3%	-160	-16.3%	-662	-754	-12.2%
Operating Income	**822**	**722**	**+13.9%**	**806**	**+2.0%**	**3,134**	**2,871**	**+9.2%**
Amortisation of Goodwill	-73	-68	+7.4%	-67	+9.0%	-271	-289	-6.2%
Other Non Operating Items	24	21	+14.3%	40	-40.0%	118	66	+78.8%
Pre-Tax Income	**773**	**675**	**+14.5%**	**779**	**-0.8%**	**2,981**	**2,648**	**+12.6%**
Cost / Income	62.3%	62.2%	+0.1 pt	61.6%	+0.7 pt	62.0%	62.4%	-0.4 p
Allocated Equity (Ebn)						9.8	9.4	+5.2%
Pre-Tax ROE						30%	28%	+2 p



PRE TAX ROE
24%
25%
25%
28%
30%
2000
2001
2002
2003
2004

Fresh rise in pre-tax ROE

FRENCH RETAIL BANKING*

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**1,282**	**1,237**	**+3.6%**	**1,284**	**-0.2%**	**5,086**	**4,884**	**+4.1%**
Incl. Commissions	*549*	*529*	*+3.8%*	*550*	*-0.2%*	*2,176*	*2,053*	*+6.0%*
Incl. Interest Margin	*733*	*708*	*+3.5%*	*734*	*-0.1%*	*2,910*	*2,831*	*+2.8%*
Operating Expenses and Dep.	-878	-851	+3.2%	-877	+0.2%	-3,457	-3,355	+3.1%
Gross Operating Income	**404**	**386**	**+4.6%**	**407**	**-0.8%**	**1,629**	**1,529**	**+6.5%**
Provisions	-61	-68	-10.3%	-50	+22.0%	-223	-225	-0.9%
Operating Income	**343**	**318**	**+7.7%**	**357**	**-4.0%**	**1,406**	**1,304**	**+7.8%**
Non Operating Items	1	2	n.s.	4	n.s.	4	-2	n.s.
Pre-Tax Income	**344**	**320**	**+7.4%**	**361**	**-4.8%**	**1,410**	**1,302**	**+8.3%**
Income Attributable to AMS	-17	-18	-7.8%	-18	-7.8%	-73	-62	+17.1%
Pre-Tax Income of French Retail Bkg	**327**	**302**	**+8.3%**	**343**	**-4.7%**	**1,337**	**1,240**	**+7.8%**
Cost / Income	68.5%	68.8%	-0.3 pt	68.3%	+0.2 pt	68.0%	68.7%	-0.7 pt
Allocated Equity (Ebn)						4.7	4.5	+4.3%
Pre-Tax ROE						28%	27%	+1 pt

* Including 100% of French private banking for NBI to Pre-tax Income lines.

- NBI up +4.1 % compared to 2003:
  - fees: +6.0% compared to 2003 (including +9.9% on financial activities)
  - gross interest margin: 3.57% in 2004 (3.74% in 2003)
- Improved cost/income ratio: -0.7 point for the full year
- Stable cost of risk : 31 bp for 2004 (32 bp in 2003)


FEES - 4Q04 (in millions of euros)
510
495
519
529
546
531
550
549
172.3
174.8
353.3
338.0
364.6
356.6
356.7
358.3
382.7
373.9
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
100% of the French private banking
% CHANGE 2004 / 2003
Fees: +6.0%
Fees on investment funds and transactions: +9.9%
Banking transactions: +4.2%
% CHANGE 4Q04 / 4Q03: +3.8%
Fees on investment funds and transactions: +1.4%
Banking transactions: +4.9%

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 4Q04	%Change 1 year 4Q04/4Q03	%Change 1 quarter 4Q04/3Q04	Outstandings 2004	%Change 1 year 2004/2003
LENDINGS (1)					
Total Loans	**81.2**	**+14.3%**	**+3.9%**	**76.7**	**+7.8%**
Individual Customers	40.2	+18.8%	+4.5%	37.5	+16.9%
Incl. Mortgages	33.5	+21.6%	+5.0%	31.1	+19.8%
Incl. Consumer Lending	6.7	+6.2%	+2.4%	6.5	+4.7%
Corporates	37.8	+11.8%	+3.7%	36.0	+0.7%
DEPOSITS and SAVINGS (1)	**74.5**	**+3.6%**	**+0.4%**	**73.6**	**+6.0%**
Cheque and Current Accounts	30.8	+4.7%	+0.7%	30.3	+6.0%
Savings Accounts	36.2	+8.0%	+0.6%	35.8	+10.0%
Market Rate Deposits	7.5	-16.3%	-1.8%	7.6	-9.2%
FUNDS UNDER MANAGEMENT (2)					
Life Insurance	40.2	+12.1%	+3.0%	40.2	+12.1%
Mutual Funds (3)	59.3	+3.7%	+1.5%	59.3	+3.7%

(1) Average cash Outstandings (2) Outstandings at the end of the period

(3) These statistics do not include mutual funds assets located in Luxembourg (PARVEST)

FOURTH QUARTER 2004: BUSINESS ACTIVITY

Individual Customers



Outstanding Loans to Individuals (bn€)
30.7
31.3
32.5
33.9
35.1
36.4
38.5
40.2
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04



INCREASED THE NUMBER OF INDIVIDUAL CHEQUE AND DEPOSIT ACCOUNTS
+72,700
+97,000*
+104,000
+120,100
+128,000
2000
2001
2002
2003
2004

Continued to expand the customer base

* Added to which 30,000 accounts were transferred from the Treasury

Corporate Segment



Outstanding Business Loans (bn€)
37.7
36.4
34.9
33.8
34.3
35.3
36.5
37.8
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04

- New Commercial Organisation Fully Operational
  - 24 business centres
  - centralised business call centres :12,000 calls processed in December 2004 (3x the volume processed in December 2003)
- Cross-Selling Developed
  - foreign exchange and interest rate derivatives: +20%/2003 (+62% in 4Q04/4Q03)
  - structured finance: fees 2x/2003
  - equipment leasing: new leasing agreements up 16%

FRB - Development Priorities

An objective to grow faster than the market by fully capitalising on the new commercial organisations

Segment	Organisation	Priorities
Private Banking	200 centres	➢ Capitalise on the n°1 position to grow the customer base and assets under management
Individual Customers	• Multi-Channel Banking: branch-based customer service advisors - teleadvisors - Internet • Customer Service Programme	➢ Maintain the drive to win new customers ➢ Internet: double the number of users
Professional and Small Business Customers	Dedicated sales forces	➢ Win new customers, develop customer loyalty and dual relationship (private/commercial)
Corporates	24 business centres	➢ Win market shares ➢ Cross-sell high added-value products and services

Continue revamping the sales and marketing organisation

➢ Roll-out the new Customer Service Programme at the pace of 300 branches per year after an initial 190 branches in 2004

Continue the industrialisation of the production processes

➢ Take advantage of the new production organisation that will be fully in place by the end of 2005

- back-offices combined in 14 production groups
- 100% of branches fully dedicated to customer service and sales

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**1,297**	**1,251**	**+3.7%**	**1,274**	**+1.8%**	**5,057**	**4,903**	**+3.1%**
Operating Expenses and Dep.	-728	-693	+5.1%	-697	+4.4%	-2,817	-2,745	+2.6%
Gross Operating Income	**569**	**558**	**+2.0%**	**577**	**-1.4%**	**2,240**	**2,158**	**+3.8%**
Provisions	-73	-136	-46.3%	-110	-33.6%	-439	-529	-17.0%
Operating Income	**496**	**422**	**+17.5%**	**467**	**+6.2%**	**1,801**	**1,629**	**+10.6%**
Amortisation of Goodwill	-73	-68	+7.4%	-67	+9.0%	-271	-289	-6.2%
Other Non Operating Items	23	19	+21.1%	36	-36.1%	114	68	+67.6%
Pre-Tax Income	**446**	**373**	**+19.6%**	**436**	**+2.3%**	**1,644**	**1,408**	**+16.8%**
Cost / Income	56.1%	55.4%	+0.7 pt	54.7%	+1.4 pt	55.7%	56.0%	-0.3 pt
Allocated Equity (Ebn)						5.1	4.8	+6.1%
Pre-Tax ROE						32%	29%	+3 pt


COST/INCOME RATIO
62.0%
60.1%
58.5%
56.0%
55.7%
2000
2001
2002
2003
2004
OPERATING INCOME (in millions of euros)
1,015
1,219
1,503
1,629
1,801
2000
2001
2002
2003
2004

2000-2004:

Cost/income ratio: -6.3 points; Operating income: +15% compounded annual growth rate

BancWest

BancWest and its subsidiaries' contribution to the IRFS core business' results

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**411**	**380**	**+8.2%**	**388**	**+5.9%**	**1,555**	**1,592**	**-2.3%**
Operating Expenses and Dep.	-198	-176	+12.5%	-183	+8.2%	-740	-764	-3.1%
Gross Operating Income	**213**	**204**	**+4.4%**	**205**	**+3.9%**	**815**	**828**	**-1.6%**
Provisions	-6	-12	-50.0%	-9	-33.3%	-40	-75	-46.7%
Operating Income	**207**	**192**	**+7.8%**	**196**	**+5.6%**	**775**	**753**	**+2.9%**
Amortisation of Goodwill	-39	-34	+14.7%	-33	+18.2%	-139	-147	-5.4%
Other Non Operating Items	-6	-1	n.s.	-5	+20.0%	-12	-7	+71.4%
Pre-Tax Income	**162**	**157**	**+3.2%**	**158**	**+2.5%**	**624**	**599**	**+4.2%**
Cost / Income	48.2%	46.3%	+1.9 pt	47.2%	+1.0 pt	47.6%	48.0%	-0.4 pt
Allocated Equity (Ebn)						1.6	1.6	+1.9%
Pre-Tax ROE						39%	38%	+1 pt

At constant scope and exchange rates	4Q04 / 4Q03	2004 / 2003
Net Banking Income	**+2.3%**	**+2.6%**
Operating Expenses and Dep.	+5.1%	+1.9%
Gross Operating Income	**-0.1%**	**+3.2%**
Provisions	-57.1%	-44.1%
Operating Income	**+3.8%**	**+7.9%**
Pre-Tax Income	**+0.4%**	**+9.2%**

Community First and Union Safe Deposit consolidated as of 1st November 2004

Cetelem

Cetelem and its subsidiaries' contribution to the IRFS core business' results

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**420**	**409**	**+2.7%**	**429**	**-2.1%**	**1,680**	**1,565**	**+7.3%**
Operating Expenses and Dep.	-225	-217	+3.7%	-220	+2.3%	-882	-811	+8.8%
Gross Operating Income	**195**	**192**	**+1.6%**	**209**	**-6.7%**	**798**	**754**	**+5.8%**
Provisions	-78	-92	-15.2%	-100	-22.0%	-380	-361	+5.3%
Operating Income	**117**	**100**	**+17.0%**	**109**	**+7.3%**	**418**	**393**	**+6.4%**
Amortisation of Goodwill	-11	-13	-15.4%	-12	-8.3%	-45	-52	-13.5%
Other Non Operating Items	19	29	-34.5%	41	-53.7%	116	86	+34.9%
Pre-Tax Income	**125**	**116**	**+7.8%**	**138**	**-9.4%**	**489**	**427**	**+14.5%**
Cost / Income	53.6%	53.1%	+0.5 pt	51.3%	+2.3 pt	52.5%	51.8%	+0.7 pt
Allocated Equity (Ebn)						1.5	1.4	+8.1%
Pre-Tax ROE						32%	30%	+2 pt

At constant scope and exchange rates	4Q04 / 4Q03	2004 / 2003
Net Banking Income	**+0.9%**	**+4.1%**
Operating Expenses and Dep.	-1.1%	+3.3%
Gross Operating Income	**+3.2%**	**+4.9%**
Provisions	-12.8%	-4.1%
Operating Income	**+16.4%**	**+13.2%**
Pre-Tax Income	**+9.5%**	**+18.4%**

Subsidiaries – Contribution to the IRFS core business' results

In millions of euros	Cetelem	BNP Paribas Lease Group	UCB	Long term Leasing with services	BancWest	OEM	IRFS Center	IRFS
Gross Operating Income	**798**	**191**	**139**	**161**	**815**	**205**	**-69**	**2,240**
2003	754	195	128	133	828	176	-56	2,158
2004/2003	*+5.8%*	*-2.1%*	*+8.6%*	*+21.1%*	*-1.6%*	*+16.5%*	*n.s.*	*+3.8%*
Pre-tax Income	**489**	**133**	**172**	**87**	**624**	**187**	**-48**	**1,644**
2003	427	124	153	57	599	143	-95	1,408
2004/2003	*+14.5%*	*+7.3%*	*+12.4%*	*+52.6%*	*+4.2%*	*+30.8%*	*n.s.*	*+16.8%*

OTHER HIGHLIGTS

BNP Paribas Lease Group

- France: outstandings stabilised at constant scope and new equipment financing up 6%
- outside France: outstandings up 16.2%

UCB

- France: outstandings +8,2% and new lending +39% at constant scope compared to 2003
- outside France: outstandings +38,8% and new loans +53% compared to 2003

Arval

- growth in financed car fleet: +12% compared to 31.12.2003

Emerging Markets and Overseas

- 25 new branches opened in North Africa in 2004

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

In billions of euros	dec-04	dec-03	%Change 1 year /dec-03
Cetelem	**32.2**	**29.0**	**+11.0%**
France (1)	19.2	17.9	+7.0%
Outside France	13.0	11.0	+17.5%
BNP Paribas Lease Group MT (2)	**14.8**	**15.7**	**-5.4%**
France	11.1	12.4	-11.0%
Europe (outside France)	3.8	3.3	+16.2%
UCB Individuals (2)	**20.2**	**15.7**	**+28.8%**
France Individuals	11.2	9.2	+21.7%
Europe (outside France)	9.0	6.5	+38.8%
Long Term Leasing with Services	**5.3**	**4.7**	**+14.6%**
France	1.8	1.6	+10.4%
Europe (outside France)	3.6	3.1	+16.9%
Arval			
Total Managed Vehicles (in thousands)	**602**	**600**	**+0.3%**
includind financed vehicles	433	387	+12.0%

(1) Including FRB partnership from 30/06/04 and without Cetelem Immo's outstandings from 30.09.04. At constant scope, outstandings' increase in France : +1.3% / 31.12.03.

As at 31.12.04, global outstandings excluding FRB partnership is €31.0 bn including €18.0 bn in France.

(2) Transfer of BPLG residential real estate outstandings to BNP Paribas Investimmo from 31.12.04 (€1.2 bn).

At constant scope, outstandings' increases of 21% for UCB and 2.5% for BPLG compared to 31.12.03.

IRFS - Development Priorities

Bolster leadership position in financial services in Europe
Implement an aggressive sales and marketing strategy in France
Continue expansion in the US and in emerging countries

The Main Growth Levers

Significant Internal Growth	BancWest	➢Optimise the organisation by selected branch openings ➢Step up geographic coverage of specialty businesses
	Cetelem	➢Be on the cutting-edge of innovation in the various consumer lending markets ➢Grow Internet generated business to achieve 15% of direct sales in Europe
	UCB	➢Continue expanding commercial network (France, Spain, Italy) ➢Integrate Abbey National France by growing business with foreign customers and in debt consolidation
	EMO	➢Capitalise on the acquisition of TEB in Turkey* ➢Implement development plans in North Africa and in the Middle East (in particular Saudi Arabia and Kuwait)
	Cross-cutting Initiatives	➢Develop the business of Cetelem and Arval in North Africa by drawing on the EMO network ➢UCB/Cetelem: develop together the debt consolidation business

** Planned completion in 1Q05*

Systematically seek synergies	➢ Pool retail banking back-office platforms: North Africa, Middle East, Africa ➢ Pool specialised financial services IT platforms (ex: developing Cetelem's long-term leasing business on Arval's platform) ➢ Centralise EMO's IT platforms
Acquisitions	➢ Continue acquisition strategy in the United States ➢ Densify European coverage ➢ Create significant positions in high potential countries

ASSET MANAGEMENT AND SERVICES

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**900**	**649**	**+38.7%**	**701**	**+28.4%**	**3,019**	**2,476**	**+21.9%**
Operating Expenses and Dep.	-621	-422	+47.2%	-446	+39.2%	-1,953	-1,673	+16.7%
Gross Operating Income	**279**	**227**	**+22.9%**	**255**	**+9.4%**	**1,066**	**803**	**+32.8%**
Provisions	-2	-11	n.s.	3	n.s.	-5	-16	-68.8%
Operating Income	**277**	**216**	**+28.2%**	**258**	**+7.4%**	**1,061**	**787**	**+34.8%**
Amortisation of Goodwill	-20	-21	-4.8%	-19	+5.3%	-72	-74	-2.7%
Other Non Operating Items	7	8	-12.5%	0	n.s.	4	10	-60.0%
Pre-Tax Income	**264**	**203**	**+30.0%**	**239**	**+10.5%**	**993**	**723**	**+37.3%**
Cost / Income	69.0%	65.0%	+4.0 pt	63.6%	+5.4 pt	64.7%	67.6%	-2.9 pt
Allocated Equity (Ebn)						3.3	3.0	+9.1%
Pre-Tax ROE						30%	24%	+6 pt

Pre-tax ROE based on allocated equity including, in addition to 6% of risk weighted assets, additional amounts adapted to the nature of each core business.

At constant scope and exchange rates	4Q04 / 4Q03	2004 / 2003
Net Banking Income	**+5.9%**	**+8.3%**
Operating Expenses and Dep.	+8.2%	+3.5%
Gross Operating Income	**+1.8%**	**+18.2%**
Provisions	-85.5%	-76.7%
Operating Income	**+7.0%**	**+20.6%**
Pre-Tax Income	**+15.5%**	**+25.6%**

Since 1/1/04, the Group's real estate services businesses, previously reflected in "other businesses" have been integrated into AMS; 4Q04: Full consolidation of Atis Real retroactively for the last 9 months, previously booked as an associated company (Q2 and Q3); effect on 4Q04: NBI = €165mn, GOI = €20mn; effect on 2004: Pre-Tax Income = €9mn.



ASSETS UNDER MANAGEMENT (in billions of euros)
276.2
96.2
180.0
+11.6
Net New Money
+6.4
Performance and change
-2.1
Scope and others
292.1
101.1
191.0
31.12.03
31.12.04
Total private banking assets
Total other net assets (Asset Management + Cortal Consors + Insurance (net of double accounting))
BREAKDOWN OF ASSETS BY TYPE OF CLIENTELE
€276 bn
€292 bn
33%
59%
8%
31%
60%
9%
Corporates & Institutionals
Individuals
Distribution through partnerships
31.12.03
31.12.04

Assets Under Management up €15.9bn
Net assets gathered in 2004: €11.6bn
(+4.2% of assets under management)



BNP PARIBAS ASSURANCE	4th largest life insurer in France Top 3 world-wide in borrowers insurance
BNP PARIBAS ASSET MANAGEMENT	2nd Mutual Fund Promoter in France 7th Asset Manager in the Eurozone
BNP PARIBAS Banque Privée	No. 1 in France No. 4 in Europe
BNP PARIBAS SECURITIES SERVICES	No. 1 in France No. 1 in Europe
BNP PARIBAS IMMOBILIER	No. 1 in Continental Europe for Corporate Real Estate Services No. 2 in France for Real Estate Mutual Fund Management
Cortal Consors Une société de BNP PARIBAS	No. 1 Online Savings and Brokerage Services Company in Europe No. 1 en France* - No. 2 in Germany

Sources: Europerformance Dec.04, Global Investor Dec. 04 and Jan.05, globalcustody.net, Euromoney Jan 05, Company figures

** By number of customers*

WEALTH AND ASSET MANAGEMENT

Wealth and Asset Management = Private Banking + Asset Management + Cortal Consors + Real Estate Services

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**522**	**305**	**+71.1%**	**336**	**+55.4%**	**1,555**	**1,143**	**+36.0%**
Operating Expenses and Dep.	-393	-214	+83.6%	-231	+70.1%	-1,085	-845	+28.4%
Gross Operating Income	**129**	**91**	**+41.8%**	**105**	**+22.9%**	**470**	**298**	**+57.7%**
Provisions	-2	-6	n.s.	2	n.s.	-2	-12	-83.3%
Operating Income	**127**	**85**	**+49.4%**	**107**	**+18.7%**	**468**	**286**	**+63.6%**
Amortisation of Goodwill	-14	-11	+27.3%	-11	+27.3%	-43	-37	+16.2%
Other Non Operating Items	11	0	n.s.	2	n.s.	15	1	n.s.
Pre-Tax Income	**124**	**74**	**+67.6%**	**98**	**+26.5%**	**440**	**250**	**+76.0%**
Cost / Income	75.3%	70.2%	+5.1 pt	68.8%	+6.5 pt	69.8%	73.9%	-4.1 pt
Allocated Equity (Ebn)						1.0	0.9	+12.2%

At constant scope and exchange rates	4Q04 / 4Q03	2004 / 2003
Net Banking Income	**+3.2%**	**+8.2%**
Operating Expenses and Dep.	+5.8%	+1.8%
Gross Operating Income	**-2.0%**	**+24.6%**

Since 1/1/04, the Group's real estate services businesses, previously reflected in "other businesses" have been integrated into AMS; 4Q04: Full consolidation of Atis Real retroactively for the last 9 months, previously booked as an associated company (Q2 and Q3); effect on 4Q04: NBI = €165mn, GOI = €20mn; effect on 2004: Pre-Tax Income = €9mn.


ASSET MANAGEMENT BUSINESS – BEAKDOWN OF AUM
31/12/03
Bonds 31%
Monetary 31%
Equity 17%
Diversified 10%
Guaranteed, Structured and Alternative 11%
31/12/04
Bonds 31%
Monetary 30%
Equity 17%
Diversified 10%
Guaranteed, Structured and Alternative 12%

Real Estate services

- Income:
  - €324mn in 2004 (including Atis Real integrated for the first 9 months of the year)
  - 80% commercial property - 20% residential property
- Pre-tax income: €80mn in 2004
- a 2,300-strong workforce in 7 countries across Europe

Real Estate Services			
Corporate Real Estate Advisory Services	Property Management Services	Asset Management	Property Development
• No. 1 in France • No. 1 in Germany • Present in the UK, Spain and Benelux	• 10mn m^2 of office space under management in Europe (no. 2 in France with 5.5mn m^2) • 16,000 housing units managed	• No. 2 in France for third party real estate mutual fund management • €2bn in assets under management	• 170,000 m^2 in office space placed in 2004 • 2,400 housing units launched in 2004 • 3,000 housing unit transactions

INSURANCE

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**230**	**201**	**+14.4%**	**219**	**+5.0%**	**855**	**733**	**+16.6%**
Operating Expenses and Dep.	-109	-91	+19.8%	-98	+11.2%	-394	-352	+11.9%
Gross Operating Income	**121**	**110**	**+10.0%**	**121**	**+0.0%**	**461**	**381**	**+21.0%**
Provisions	0	-5	n.s.	1	n.s.	-3	-4	-25.0%
Operating Income	**121**	**105**	**+15.2%**	**122**	**-0.8%**	**458**	**377**	**+21.5%**
Non Operating Items	-1	10	n.s.	-2	-50.0%	-12	14	n.s.
Pre-Tax Income	**120**	**115**	**+4.3%**	**120**	**+0.0%**	**446**	**391**	**+14.1%**
Cost / Income	47.4%	45.3%	+2.1 pt	44.7%	+2.7 pt	46.1%	48.0%	-1.9 pt
Allocated Equity (Ebn)						2.0	1.8	+9.9%

QUARTERLY NBI *(in millions of euros)*



164
180
188
201
197
209
219
230
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04

SECURITIES SERVICES

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**148**	**143**	**+3.5%**	**146**	**+1.4%**	**609**	**600**	**+1.5%**
Operating Expenses and Dep.	-119	-117	+1.7%	-117	+1.7%	-474	-476	-0.4%
Gross Operating Income	**29**	**26**	**+11.5%**	**29**	**+0.0%**	**135**	**124**	**+8.9%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s
Operating Income	**29**	**26**	**+11.5%**	**29**	**+0.0%**	**135**	**124**	**+8.9%**
Amortisation of Goodwill	-3	-6	-50.0%	-5	-40.0%	-17	-24	-29.2%
Other Non Operating Items	-6	-6	+0.0%	-3	n.s.	-11	-18	-38.9%
Pre-Tax Income	**20**	**14**	**+42.9%**	**21**	**-4.8%**	**107**	**82**	**+30.5%**
Cost / Income	80.4%	81.8%	-1.4 pt	80.1%	+0.3 pt	77.8%	79.3%	-1.5 p
Allocated Equity (Ebn)						0.3	0.3	-4.9%

ASSETS UNDER CUSTODY (end of the period)
In billions of euros



1,752
1,898
1,935
2,090
2,279
2,291
2,383
2,473
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04

NUMBER OF TRANSACTIONS*
In millions of transactions



7.2
6.1
5.7
5.5
6.1
5.7
5.3
6.1
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04

*Number of transactions including the investor services business; 2003 data amended consequently.

Netting in Germany starting in mid-April 2003

AMS - Development Priorities

An objective to increase revenues faster than the market by strengthening positions in Europe, including in France, and selected business expansion in the rest of the world

Private Banking	• Strengthen position as one of the leading global players	➢Capitalise on position as no. 1 in France ➢Develop Ultra High Net Worth services ➢Strengthen positions in growing markets (Asia, Europe *on shore*)
Asset Management	• Double the amount of highly technical assets to €40bn • Grow total assets under management by €50bn	➢Capitalise on the trend toward open architecture to develop external customer base ➢Expand international growth
Cortal Consors	• Confirm the position as no. 1 in Europe • Double assets under management to over €30bn	➢Develop networks of independent financial advisors in Europe
Real Estate Service	• Confirm the Real Estate core business' position as a benchmark in Europe	➢Promote new real estate fund management services ➢Develop cross-selling
Insurance	• Maintain double-digit annual growth in revenues	➢Grow the market share in savings in France ➢Continue international expansion and growth of death and disability coverage
Securities Services	• Confirm the leading position in Europe for the full securities product range	➢Grow the market share with institutional customers in Europe ➢Attract new customer segments within financial intermediaries

CORPORATE AND INVESTMENT BANKING

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 200:
Net Banking Income	**1,410**	**1,326**	**+6.3%**	**1,327**	**+6.3%**	**5,685**	**5,818**	**-2.3%**
*Incl. Trading Revenues**	*721*	*719*	*+0.3%*	*665*	*+8.4%*	*3,053*	*3,456*	*-11.7%*
Operating Expenses and Dep.	-835	-751	+11.2%	-757	+10.3%	-3,243	-3,384	-4.2%
Gross Operating Income	**575**	**575**	**+0.0%**	**570**	**+0.9%**	**2,442**	**2,434**	**+0.3%**
Provisions	-21	-149	-85.9%	27	n.s.	-58	-633	-90.8%
Operating Income	**554**	**426**	**+30.0%**	**597**	**-7.2%**	**2,384**	**1,801**	**+32.4%**
Amortisation of Goodwill	-10	-3	n.s.	-7	+42.9%	-26	-17	+52.9%
Other Non Operating Items	19	-1	n.s.	17	+11.8%	90	95	-5.3%
Pre-Tax Income	**563**	**422**	**+33.4%**	**607**	**-7.2%**	**2,448**	**1,879**	**+30.3%**
Cost / Income	59.2%	56.6%	+2.6 pt	57.0%	+2.2 pt	57.0%	58.2%	-1.2 p
Allocated Equity (Ebn)						7.5	6.9	+7.9%
Pre-Tax ROE						33%	27%	+6 p

** Including customer activity and related revenues*

At constant scope and exchange rates	4Q04 / 4Q03	2004 / 200:
Net Banking Income	**+11.2%**	**+0.1%**
Operating Expenses and Dep.	+13.8%	-2.4%
Gross Operating Income	**+7.6%**	**+3.6%**
Provisions	-86.5%	-90.7%
Operating Income	**+44.0%**	**+37.6%**
Pre-Tax Income	**+48.9%**	**+35.8%**

A SOUND BUSINESS

	2004	2003
BOND ISSUES *(Bookrunners)*		
Corporate Eurobond Issues	# 2	# 2
All issues in European markets	# 8	# 8
SPECIALISED FINANCE		
Project finance (Mandated Lead Arranger)	# 1	# 4
Syndicated loans in Europe (volume) (Bookrunner)	# 3	# 5
Leveraged Loans in Europe(Bookrunner)	# 5	# 3
CORPORATE FINANCE		
*Mergers and Acquisitions in Europe **	# 5	# 13
Equity and Equity Linked in Europe	# 10	# 8
International convertible bond issues in Europe	# 4	# 7

Sources: IFR - Thomson Financial, Dealogic ** Transactions completed, by amount*

FINANCING BUSINESSES

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**585**	**499**	**+17.2%**	**562**	**+4.1%**	**2,286**	**1,983**	**+15.3%**
Operating Expenses and Dep.	-287	-257	+11.7%	-245	+17.1%	-1,013	-977	+3.7%
Gross Operating Income	**298**	**242**	**+23.1%**	**317**	**-6.0%**	**1,273**	**1,006**	**+26.5%**
Provisions	-18	-140	n.s.	27	n.s.	-49	-633	-92.3%
Operating Income	**280**	**102**	**x2.7**	**344**	**-18.6%**	**1,224**	**373**	**x3.3**
Non Operating Items	30	2	n.s.	14	n.s.	83	-24	n.s.
Pre-Tax Income	**310**	**104**	**x3.0**	**358**	**-13.4%**	**1,307**	**349**	**x3.7**
Cost / Income	49.1%	51.5%	-2.4 pt	43.6%	+5.5 pt	44.3%	49.3%	-5.0 pt
Allocated Equity (Ebn)						4.7	4.3	+10.6%

ADVISORY AND CAPITAL MARKET

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**825**	**827**	**-0.2%**	**765**	**+7.8%**	**3,399**	**3,835**	**-11.4%**
Operating Expenses and Dep.	-548	-494	+10.9%	-512	+7.0%	-2,230	-2,407	-7.4%
Gross Operating Income	**277**	**333**	**-16.8%**	**253**	**+9.5%**	**1,169**	**1,428**	**-18.1%**
Provisions	-3	-9	n.s.	0	n.s.	-9	0	n.s.
Operating Income	**274**	**324**	**-15.4%**	**253**	**+8.3%**	**1,160**	**1,428**	**-18.8%**
Non Operating Items	-21	-6	n.s.	-4	n.s.	-19	102	n.s.
Pre-Tax Income	**253**	**318**	**-20.4%**	**249**	**+1.6%**	**1,141**	**1,530**	**-25.4%**
Cost / Income	66.4%	59.7%	+6.7 pt	66.9%	-0.5 pt	65.6%	62.8%	+2.8 pt
Allocated Equity (Ebn)						2.8	2.7	+3.6%

Fixed Income

- Euro MTN house of the year (IFR)
- Euro Investment-Grade Corporate Bond House of t (IFR)

Equity and Advisory

- Best Equity Derivatives Provider in Europe (*Global Finance*)
- Best Research Firm for French equities - Exane BNP Paribas (*Agefi*)
- Rising Star Equity House - BNP Paribas Peregrine (*The Asset - Asia*)
- Mid-cap Equity House of the Year - BNP Paribas Peregrine (*The Asset - Asia*)

VaR (1 day – 99%) by type of risk

In millions of euros	31-Dec-01	29-Mar-02	28-June-02	30-Sept-02	31-Dec-02	31-Mar-03	30-June-03	30-Sept-03	31-Dec-03	31-Mar-04	30-June-04	30- Sep-04	31- Dec-04
Commodities	1	1	1	1	2	3	3	3	2	2	2	2	**2**
Change	8	3	4	3	3	2	1	2	3	2	3	2	**3**
Equities	10	7	26	33	27	21	12	17	13	14	18	15	**11**
Interest rate	35	58	26	36	24	25	43	23	26	18	24	16	**14**
Credit									13	14	12	15	**11**
Netting	-17	-13	-25	-33	-28	-28	-21	-23	-35	-25	-31	-23	**-22**
Total VaR	**37**	**56**	**32**	**40**	**28**	**23**	**38**	**22**	**22**	**25**	**28**	**27**	**19**

Last market trading day of the period

Inclusion in 4Q03 of "credit" risk, previously included and netted in the "interest rate" risk

CIB - DEVELOPMENT PRIORITIES

Ambitious growth objectives through expanded coverage across Europe and targeted business expansion in the United States and Asia

Consolidate position within Top 5 in Europe

Develop existing global franchises, in particular by reinforcing presence in selected business sectors in the United States and in Asia

Maintain a high ROE and keep the cost/income ratio amongst the lowest in the market

PRODUCTS

- **Expand the range in particular in the United States**

CLIENTS

- **Corporate customers: grow the number of customers and the wallet share**
- **Financial institutions: consolidate the positions and diversify the distribution channels (local banks)**
- **Hedge Funds: grow the relationship**

- **Focus on organic growth assisted by targeted acquisition opportunities**
- **Maintain strict cost control and stringent risk policy**
- **Industrialise processes**

Achieve combined growth of business lines in the United States

- **Expand the product range by drawing on the global franchises**
- **Step up coverage**

Brazil: bolster our market position

- **Expand the customer base**

Firmly position ourselves amongst the leading European players

- **Focus on deepening relations with large corporate customers,**
  - **expand the customer base from 330 to 450**
- **Expand our position in the mid-caps segment outside France:**
  - **double our revenues on this segment**

Reinforce our positions in Japan

- **Grow the number of large corporate customers**
- **Become a first tier bank for financial institutions**

China: take advantage of the high potential by capitalising on our existing positions

- **Roll-out the product offering in corporate finance and structured finance**
- **Develop product offering in local currency**

BNP PARIBAS CAPITAL

In millions of euros	4Q04	4Q03	3Q04	2004	2003
Net Capital Gains	**14**	**50**	**144**	**688**	**584**
Other Net Income	8	-35	-3	3	-49
Operating Expenses and Dep.	-7	-10	-8	-30	-39
Pre-Tax Income	**15**	**5**	**133**	**661**	**496**

- Continued disinvestments of directly held stakes and investments in private equity funds
- Portfolio Value:
  - estimated value: €3.7bn (€3.9 bn as at 31/12/03)
  - unrealised capital gains: €1.4bn (€1.2bn as at 31/12/03)

BALANCE SHEET ITEMS

In billions of euros	31-dec-04	31-Dec-03
Shareholders Equity, Group Share	**28.5**	**27.1**
Net Unrealised Capital Gains	**2.5**	**2.1**
Total Capital ratio (a)	**10.6%**	**12.9%**
Tier One ratio (a)	**8.1%**	**9.4%**
Doubtful Customers	**12.5**	**14.1**
Specific Provisions	**8.6**	**9.4**
Specific Provisions/ Doubtful Customers (1)	**69%**	**67%**
Reserve for General Banking Risks	**0.8**	**0.8**

In millions of euros	2004	2003
Value at Risk (1 day 99%) end of period	**19**	**22**
Annual Average Value at Risk (1 day 99%)	**29**	**35**

(1) The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions Reserve for Country Risks and Reserve for General Banking Risk

(a) As at 31December 2004, based on estimated Risk Weighted Assets of E323.7 bn.



2004 - CHANGES IN THE TIER ONE RATIO
9.4%
31.12.03
+2.0%
2004
Income
+0.1%
USD
Effect
- 0.7%*
Dividend
- 1.5%
Internal
growth
- 0.6%
Acquisitions
- 0.6%
Share
buybacks
IAS
7.5%
approx.
31.12.04

Subject to shareholder approval at the Annual Meeting of Shareholders on May 18th 2005

FOUR LEVERS

- Dividend: pay-out increased to 37.9% in 2004
- Internal growth: 18.6% growth in average weighted assets broken down across all the core businesses
- Growth through acquisitions: close to €2bn in acquisitions completed in 2004
- Share buybacks: €2bn programme announced in July 2003 completed by end of 2004

NUMBER OF SHARE

in millions and in euros	2004	2003
Number of Shares (end of period)	884.7	903.2
Number of Shares excluding Treasury Shares (end of period)	833.0	858.4
Average number of Shares outstanding excluding Treasury Shares	840.5	872.0
Earning Per Share (EPS)	5.55	4.31
Diluted Earning Per Share (Diluted EPS)	5.53	4.28



BOOK VALUE PER SHARE*
(in euros)
29.3
31.5
34.2
8 %
9 %
31/12/02
31/12/03
31/12/04

* Book value (not re-evaluated and after dividends) divided by the number of shares outstanding (excluding treasrury shares)

RATINGS

S&P	AA	Stable Outlook	Rating upgraded to AA on 06/07/2004
Moody's	Aa2	Stable Outlook	Rating upgraded to Aa2 on 19/02/2002
Fitch	AA	Stable Outlook	Rating upgraded to AA on 28/11/2001

GROUP WORKFORCE

Full-time workforce, factoring in the part time equivalent, of entities consolidated through full and partial integration

	dec-04	2004 / 2003	2004/2003 at constant scope
Retail Banking	**63,625**	**+4,139**	**+919**
French Retail Banking	31,005	+613	+624
International Retail banking and Financial Services	32,620	+3,526	+295
Asset Management and Services	**14,016**	**+1,874**	**+491**
Corporate and Investment Banking	**12,314**	**+27**	**+83**
BNP Paribas Capital	**27**	**-12**	**-2**
Functions and others	**4,910**	**-206**	**-13**
Total Group	**94,892**	**+5,822**	**+1,478**

BREAKDOWN OF COMMITMENTS

Gross lending + off balance sheet commitments, unweighted €472.6bn as at 31.12.04

GEOGRAPHIC BREAKDOWN



European Economic Area
18%
North America (excl. BancWest)
15%
BancWest
7%
Latin America
3%
Africa & Middle East
3%
Asia-Pacific
5%
Japan
1%
Other European countries
5%
France
43%

BREAKDOWN BY INDUSTRY



Telecoms
2%
Transportation
3%
Insurance
2%
Automotive
2%
Technology
2%
Food
3%
Others <1% each
4%
Utilities
1%
Construction
2%
Chemicals
4%
B2B
4%
Wholesalers
7%
Retailers
2%
Private individuals
28%
Energy
3%
Household appliances
1%
Sovereign, Local govt and Finance
18%
Mining
2%
Real Estate
4%
Capital goods
2%
Manufacturing
1%
Materials
2%
Leisure
1%

RESULT HISTORY OF THE CORE BUSINESSES

In millions of euros	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
RETAIL BANKING								
Net Banking Income	**2,368**	**2,382**	**2,439**	**2,447**	**2,420**	**2,503**	**2,518**	**2,538**
Operating Expenses and Dep.	-1,492	-1,489	-1,509	-1,521	-1,505	-1,544	-1,552	-1,582
Gross Operating Income	**876**	**893**	**930**	**926**	**915**	**959**	**966**	**956**
Provisions	-168	-193	-189	-204	-179	-189	-160	-134
Operating Income	**708**	**700**	**741**	**722**	**736**	**770**	**806**	**822**
Non Operating Items	-62	-57	-57	-47	-39	-38	-27	-49
Pre-Tax Income	**646**	**643**	**684**	**675**	**697**	**732**	**779**	**773**
FRENCH RETAIL BANKING (including 2/3 of Private Banking in France)								
Net Banking Income	**1,173**	**1,168**	**1,196**	**1,196**	**1,216**	**1,221**	**1,244**	**1,241**
Operating Expenses and Dep.	-806	-805	-827	-828	-827	-830	-855	-854
Gross Operating Income	**367**	**363**	**369**	**368**	**389**	**391**	**389**	**387**
Provisions	-52	-57	-48	-68	-55	-57	-50	-61
Operating Income	**315**	**306**	**321**	**300**	**334**	**334**	**339**	**326**
Non Operating Items	-3	-2	1	2	0	-1	4	1
Pre-Tax Income	**312**	**304**	**322**	**302**	**334**	**333**	**343**	**327**
INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES								
Net Banking Income	**1,195**	**1,214**	**1,243**	**1,251**	**1,204**	**1,282**	**1,274**	**1,297**
Operating Expenses and Dep.	-686	-684	-682	-693	-678	-714	-697	-728
Gross Operating Income	**509**	**530**	**561**	**558**	**526**	**568**	**577**	**569**
Provisions	-116	-136	-141	-136	-124	-132	-110	-73
Operating Income	**393**	**394**	**420**	**422**	**402**	**436**	**467**	**496**
Non Operating Items	-59	-55	-58	-49	-39	-37	-31	-50
Pre-Tax Income	**334**	**339**	**362**	**373**	**363**	**399**	**436**	**446**
BANCWEST								
Net Banking Income	**409**	**395**	**408**	**380**	**371**	**385**	**388**	**411**
Operating Expenses and Dep.	-202	-195	-191	-176	-175	-184	-183	-198
Gross Operating Income	**207**	**200**	**217**	**204**	**196**	**201**	**205**	**213**
Provisions	-21	-20	-22	-12	-15	-10	-9	-6
Operating Income	**186**	**180**	**195**	**192**	**181**	**191**	**196**	**207**
Non Operating Items	-39	-39	-41	-35	-33	-35	-38	-45
Pre-Tax Income	**147**	**141**	**154**	**157**	**148**	**156**	**158**	**162**
CETELEM								
Net Banking Income	**363**	**392**	**401**	**409**	**403**	**428**	**429**	**420**
Operating Expenses and Dep.	-191	-200	-203	-217	-214	-223	-220	-225
Gross Operating Income	**172**	**192**	**198**	**192**	**189**	**205**	**209**	**195**
Provisions	-82	-89	-98	-92	-96	-106	-100	-78
Operating Income	**90**	**103**	**100**	**100**	**93**	**99**	**109**	**117**
Non Operating Items	4	3	11	16	13	21	29	8
Pre-Tax Income	**94**	**106**	**111**	**116**	**106**	**120**	**138**	**125**

In millions of euros	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
ASSET MANAGEMENT AND SERVICES								
Net Banking Income	**583**	**614**	**630**	**649**	**688**	**730**	**701**	**900**
Operating Expenses and Dep.	-419	-416	-416	-422	-440	-446	-446	-621
Gross Operating Income	**164**	**198**	**214**	**227**	**248**	**284**	**255**	**279**
Provisions	-3	0	-2	-11	-6	0	3	-2
Operating Income	**161**	**198**	**212**	**216**	**242**	**284**	**258**	**277**
Non Operating Items	-23	-21	-7	-13	-18	-18	-19	-13
Pre-Tax Income	**138**	**177**	**205**	**203**	**224**	**266**	**239**	**264**
WEALTH AND ASSET MANAGEMENT*								
Net Banking Income	**270**	**275**	**293**	**305**	**341**	**356**	**336**	**522**
Operating Expenses and Dep.	-210	-211	-210	-214	-229	-232	-231	-393
Gross Operating Income	**60**	**64**	**83**	**91**	**112**	**124**	**105**	**129**
Provisions	-3	0	-3	-6	-5	3	2	-2
Operating Income	**57**	**64**	**80**	**85**	**107**	**127**	**107**	**127**
Non Operating Items	-12	-12	-1	-11	-9	-7	-9	-3
Pre-Tax Income	**45**	**52**	**79**	**74**	**98**	**120**	**98**	**124**
INSURANCE								
Net Banking Income	**164**	**180**	**188**	**201**	**197**	**209**	**219**	**230**
Operating Expenses and Dep.	-87	-86	-88	-91	-94	-93	-98	-109
Gross Operating Income	**77**	**94**	**100**	**110**	**103**	**116**	**121**	**121**
Provisions	0	0	1	-5	-1	-3	1	0
Operating Income	**77**	**94**	**101**	**105**	**102**	**113**	**122**	**121**
Non Operating Items	-1	3	2	10	-4	-5	-2	-1
Pre-Tax Income	**76**	**97**	**103**	**115**	**98**	**108**	**120**	**120**
SECURITIES SERVICES								
Net Banking Income	**149**	**159**	**149**	**143**	**150**	**165**	**146**	**148**
Operating Expenses and Dep.	-122	-119	-118	-117	-117	-121	-117	-119
Gross Operating Income	**27**	**40**	**31**	**26**	**33**	**44**	**29**	**29**
Provisions	0	0	0	0	0	0	0	0
Operating Income	**27**	**40**	**31**	**26**	**33**	**44**	**29**	**29**
Non Operating Items	-10	-12	-8	-12	-5	-6	-8	-9
Pre-Tax Income	**17**	**28**	**23**	**14**	**28**	**38**	**21**	**20**

* including Real Estate Services since 1Q04

In millions of euros	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
CORPORATE AND INVESTMENT BANKING								
Net Banking Income	**1,558**	**1,545**	**1,389**	**1,326**	**1,495**	**1,453**	**1,327**	**1,410**
*Incl. Trading Revenues**	*998*	*970*	*769*	*719*	*839*	*828*	*665*	*721*
Operating Expenses and Dep.	-898	-925	-810	-751	-825	-826	-757	-835
Gross Operating Income	**660**	**620**	**579**	**575**	**670**	**627**	**570**	**575**
Provisions	-174	-142	-168	-149	-57	-7	27	-21
Operating Income	**486**	**478**	**411**	**426**	**613**	**620**	**597**	**554**
Non Operating Items	-3	-3	88	-4	1	44	10	9
Pre-Tax Income	**483**	**475**	**499**	**422**	**614**	**664**	**607**	**563**
ADVISORY AND CAPITAL MARKETS								
Net Banking Income	**1,062**	**1,055**	**891**	**827**	**913**	**896**	**765**	**825**
Operating Expenses and Dep.	-661	-684	-568	-494	-587	-583	-512	-548
Gross Operating Income	**401**	**371**	**323**	**333**	**326**	**313**	**253**	**277**
Provisions	8	0	1	-9	1	-7	0	-3
Operating Income	**409**	**371**	**324**	**324**	**327**	**306**	**253**	**274**
Non Operating Items	6	-3	105	-6	-4	10	-4	-21
Pre-Tax Income	**415**	**368**	**429**	**318**	**323**	**316**	**249**	**253**
FINANCING BUSINESSES								
Net Banking Income	**496**	**490**	**498**	**499**	**582**	**557**	**562**	**585**
Operating Expenses and Dep.	-237	-241	-242	-257	-238	-243	-245	-287
Gross Operating Income	**259**	**249**	**256**	**242**	**344**	**314**	**317**	**298**
Provisions	-182	-142	-169	-140	-58	0	27	-18
Operating Income	**77**	**107**	**87**	**102**	**286**	**314**	**344**	**280**
Non Operating Items	-9	0	-17	2	5	34	14	30
Pre-Tax Income	**68**	**107**	**70**	**104**	**291**	**348**	**358**	**310**

* Including customer activity and related revenues

In millions of euros	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04
BNP PARIBAS CAPITAL								
Net Banking Income	**-27**	**26**	**-6**	**-27**	**-23**	**19**	**-2**	**10**
Operating Expenses and Dep.	-8	-11	-10	-10	-9	-6	-8	-7
Gross Operating Income	**-35**	**15**	**-16**	**-37**	**-32**	**13**	**-10**	**3**
Provisions	0	0	0	-3	2	0	0	-2
Operating Income	**-35**	**15**	**-16**	**-40**	**-30**	**13**	**-10**	**1**
Non Operating Items	327	65	135	45	338	192	143	14
Pre-Tax Income	**292**	**80**	**119**	**5**	**308**	**205**	**133**	**15**
OTHER ACTIVITIES *								
Net Banking Income	**31**	**84**	**-72**	**-4**	**51**	**38**	**-13**	**60**
Operating Expenses and Dep.	-40	-35	-42	-61	-31	-18	-63	-71
Gross Operating Income	**-9**	**49**	**-114**	**-65**	**20**	**20**	**-76**	**-11**
Provisions	6	17	9	13	-5	-19	14	57
Operating Income	**-3**	**66**	**-105**	**-52**	**15**	**1**	**-62**	**46**
Non Operating Items	-112	18	16	12	29	4	-17	-194
Pre-Tax Income	**-115**	**84**	**-89**	**-40**	**44**	**5**	**-79**	**-148**
GROUP								
Net Banking Income	**4,513**	**4,651**	**4,380**	**4,391**	**4,631**	**4,743**	**4,531**	**4,918**
Operating Expenses and Dep.	-2,857	-2,876	-2,787	-2,765	-2,810	-2,840	-2,826	-3,116
Gross Operating Income	**1,656**	**1,775**	**1,593**	**1,626**	**1,821**	**1,903**	**1,705**	**1,802**
Provisions	-339	-318	-350	-354	-245	-215	-116	-102
Operating Income	**1,317**	**1,457**	**1,243**	**1,272**	**1,576**	**1,688**	**1,589**	**1,700**
Non Operating Items	127	2	175	-7	311	184	90	-233
Pre-Tax Income	**1,444**	**1,459**	**1,418**	**1,265**	**1,887**	**1,872**	**1,679**	**1,467**

* Excluding Real Estate Services since 1Q04

CONTENT

Investor Relations & Financial Information

Philippe Aguignier +33 (1) 40 14 63 58
Irène Chesnais +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

IR Web Site : http://invest.bnpparibas.com


BNP PARIBAS



RESULTS AS AT 31 DECEMBER 2004

3 February 2005


BNP PARIBAS
Results as at 31 December 2004
Results 31.12.2004
1


BNP PARIBAS
Presentation Overview
The Group's Results for 2004
The Results for 2004 and the Development Priorities for the Core Businesses
Retail Banking
Asset Management and Services
Corporate & Investment Banking
Vision 2007: Value Creation Levers
Results 31.12.2004
2


BNP PARIBAS

Disclaimer

This presentation contains forward-looking statements and objectives with respect to the financial situation of BNP Paribas. These items are by their very nature subject to risks and uncertainties to the extent that they are contingent upon future circumstances. Such forward-looking statements and objectives were determined based on a central scenario including a number of economic forecasts and assumptions over the regulatory environment; they notably preclude the occurrence of an economic recession or financial crisis. Such statements and objectives may therefore not be construed as financial forecasts.


BNP PARIBAS

BNP Paribas in 2004

- **Sustained Growth in Business**

Net banking income	€18,823mn	+5.0%

- **Improved operating efficiency**

Cost/income ratio	61.6 %	-1.3 point

- **Fresh rise in profits**

Net income, group share	€4,668mn	+24.1%
After-tax ROE	16.8%	+2.5 points

Earnings per share	5.55 euros	+28.8 %
Dividend per share	2.00 euros*	+37.9%

*Subject to shareholder approval at the Annual Meeting of Shareholders on May 18th 2005


BNP PARIBAS
Group 2004

4Q04	4Q04 / 4Q03	In millions of euros	2004	2003	2004 / 2003
4,918	+12.0%	Net Banking Income	18,823	17,935	+5.0%
-3,116	+12.7%	Operating Expenses and Dep.	-11,592	-11,285	+2.7%
1,802	+10.8%	Gross Operating Income	7,231	6,650	+8.7%
-102	-71.2%	Provisions	-678	-1,361	-50.2%
1,700	+33.6%	Operating Income	6,553	5,289	+23.9%
63.4%	+0.4 pt	Cost / Income	61.6%	62.9%	-1.3 pt

4Q04 / 4Q03	At constant scope and exchange rates	2004 / 2003
+9.2%	Net Banking Income	+4.8%
+7.5%	Operating Expenses and Dep.	+1.9%
+12.2%	Gross Operating Income	+9.9%
-72.9%	Provisions	-52.7%
+36.4%	Operating Income	+26.4%

- Gross operating income: +8.7% at €7.2bn
  - 4Q04/4Q03: +10.8% (+12.2% at constant scope and exchange rates)
- Operating income: +23.9% at €6.6bn

Results 31.12.2004
GROUP
RETAIL
AMS
CIB
5


BNP PARIBAS
Group 2004:
Income Up in all the Core Businesses
In millions of euros
Gross Operating Income
AMS
15%
1,066
1,556
FRB
Retail
Banking
52%
CIB
33%
2,442
2,240
IRFS
Operating Income
AMS
16%
1,061
1,333
FRB
Retail
Banking
48%
CIB
36%
2,384
1,801
IRFS
Gross Operating Income
%Change 2004/2003
Retail Banking: +4.7%
AMS: +32.8%
CIB: +0.3%
Operating Income
%Change 2004/2003
Retail Banking: +9.2%
AMS: +34.8%
CIB: +32.4%
Results 31.12.2004
GROUP
RETAIL
AMS
CIB
6



BNP PARIBAS

Group 2004

4Q04	4Q04 / 4Q03	In millions of euros	2004	2003	2004 / 2003
1,700	+33.6%	**Operating Income**	6,553	5,289	+23.9%
42	-39.1%	Associated Companies	194	131	+48.1%
66	-54.5%	Gains and Provisions on Investments	843	912	-7.6%
-105	+5.0%	Amortisation of Goodwill	-384	-399	-3.8%
-236 *	+95.0%	Extraordinary Items	-301	-347	-13.3%
-233	n.s.	**Non Operating Items**	352	297	+18.5%
1,467	+16.0%	**Pre-Tax Income**	6,905	5,586	+23.6%
-404	+59.7%	Tax Expense	-1,830	-1,481	+23.6%
-111	+30.6%	Minority Interests	-407	-344	+18.3%
952	+2.7%	**Net Income, Group Share**	4,668	3,761	+24.1%
		ROE after Tax	16.8%	14.3%	+2.5 pt

4Q04 / 4Q03	At constant scope and exchange rates	2004 / 2003
+19.4%	Pre-Tax Income	+26.5%
+6.9%	Net Income, Group Share	+27.2%

* 4Q04: one-off payment of €152mn for employees-managed health scheme to become a defined contribution plan

- **4,668 million euros in net income, group share (+24.1 %)**
  - ➾ **4Q04/4Q03: +2.7% (+6.9% at constant scope and exchange rates) growth limited due to the exceptionally low tax rate in 4Q03**
- **After-tax ROE: 16.8 %**

Results 31.12.2004

GROUP RETAIL AMS CIB 7



BNP PARIBAS

Book Value and Earnings per Share

Book Value per Share*
in euros
29.3
8 %
31.5
9 %
34.2
31/12/02
31/12/03
31/12/04
Earnings per share**
in euros
3.78
14 %
4.31
29 %
5.55
2002
2003
2004

* Book value (not-reevaluated and after dividends) divided by the number of shares outstanding at end of period (excluding treasury shares)

** Net income Group Share divided by the average number of shares outstanding (excluding treasury shares)

Results 31.12.2004

GROUP RETAIL AMS CIB 8



Adoption of new IAS/IFRS: Standards Apply With Limited Effects

- Adoption of IAS from 01/01/05 (including IAS 39 in the carved-out version endorsed by the European Union)
- Simulation of the effect of the adoption of these standards, based on work conducted to date on the 2004 FY
  - ➔new Tier one ratio close to 7.5% (roughly 60 bp below the previous ratio)
  - ➔net income, group share, basically of the same order of magnitude
- Specific information session scheduled for 24th March 2005



Presentation Overview

- The Group's Results for 2004
- The Results for 2004 and the Development Priorities for the Core Businesses
  - Retail Banking
  - Asset Management and Services
  - Corporate & Investment Banking
- Vision 2007: Value Creation Levers


BNP PARIBAS
Retail Banking: 2004

4Q04	4Q04 / 4Q03	In millions of euros	2004	2004 / 2003
2,538	+3.7%	Net Banking Income	9,979	+3.6%
-1,582	+4.0%	Operating Expenses and Dep.	-6,183	+2.9%
956	+3.2%	Gross Operating Income	3,796	+4.7%
-134	-34.3%	Provisions	-662	-12.2%
822	+13.9%	Operating Income	3,134	+9.2%
-49	+4.3%	Non Operating Items	-153	-31.4%
773	+14.5%	Pre-Tax Income	2,981	+12.6%
62.3%	+0.1 pt	Cost / Income	62.0%	-0.4 pt
		Allocated Equity (Ebn)	9.8	+5.2%
		Pre-Tax ROE	30%	+2 pt

Pre-tax income: +12.6%
Fresh rise in pre-tax ROE
24%
25%
25%
28%
30%
2000
2001
2002
2003
2004
Results 31.12.2004
GROUP
RETAIL
AMS
CIB
11


BNP PARIBAS
Presentation Overview
Retail Banking
French Retail Banking
International Retail Banking and Financial Services
Results 31.12.2004
12



BNP PARIBAS

FRB 2004: Pre-Tax Income up 8.3%



4Q04	4Q04 / 4Q03	In millions of euros	2004	2004 / 2003
1,282	+3.6%	Net Banking Income	5,086	+4.1%
549	+3.8%	Incl. Commissions	2,176	*+6.0%*
733	+3.5%	Incl. Interest Margin	2,910	*+2.8%*
-878	+3.2%	Operating Expenses and Dep.	-3,457	+3.1%
404	+4.6%	Gross Operating Income	1,629	+6.5%
-61	-10.3%	Provisions	-223	-0.9%
343	+7.7%	Operating Income	1,406	+7.8%
1	n.s.	Non Operating Items	4	n.s.
344	+7.4%	Pre-Tax Income	1,410	+8.3%
-17	-7.8%	Income Attributable to AMS	-73	+17.1%
327	+8.3%	Pre-Tax Income of French Retail Bkg.	1,337	+7.8%
68.5%	-0.3 pt	Cost / Income	68.0%	-0.7 pt
		Allocated Equity (Ebn)	4.7	+4.3%
		Pre-Tax ROE	28%	+1 pt

Including 100% of French Private Banking for line items NBI to Pre-tax Income

- NBI up +4.1 % compared to 2003:
  - ➔fees: +6.0% compared to 2003 (including +9.9% on financial activities)
  - ➔gross interest margin: 3.57% in 2004 (3.74% in 2003)
- Improved cost/income ratio: -0.7 point for the full year
- Stable cost of risk : 31 bp for 2004 (32 bp in 2003)



BNP PARIBAS

FRB 2004: Individual Customers A Powerful Growth Momentum

- Outstanding loans: +16.9% / 2003, a growth rate that outpaced the market*
  - ➔mortgages: +19.8 %/2003
  - ➔consumer lending: +4.7%/2003

Outstanding Loans to Individuals (bn€)



30.7
31.3
32.5
33.9
35.1
36.4
38.5
40.2
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04

- Savings: very sound performances
  - ➔new life-insurance fund inflows: +31%/2003 at €5.5bn
  - ➔savings accounts: +10.0%/2003
  - ➔Financial Savings Plans: 300,000 plans opened in 2004 including 100,000 PERP
- Customer base growth : +128,000 individual cheque and deposit accounts in 2004 (net increase)

source: Banque de France


BNP PARIBAS
FRB 2004: Corporate Segment
A Strong Drive
Rise in outstanding loans (+11.8% 4Q04 / 4Q03) that outpaced the market average*
Outstanding Business Loans (bn€)
37.7
36.4
34.9
33.8
34.3
35.3
36.5
37.8
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
New Commercial Organisation Fully Operational
24 business centres
centralised business call centres :12,000 calls processed in December 2004 (3x the volume processed in December 2003)
Cross-Selling Developed
foreign exchange and interest rate derivatives: +20%/2003 (+62% in 4Q04/4Q03)
structured finance: fees 2x/2003
equipment leasing: new leasing agreements up 16%
FRB
Results 31.12.2004
*source: Banque de France
GROUP
RETAIL
AMS
CIB
15


BNP PARIBAS
FRB: Vision 2007
An objective to grow faster than the market by fully capitalising on the new commercial organisations
FRB
Results 31.12.2004
GROUP
RETAIL
AMS
CIB
16



BNP PARIBAS
FRB: Vision 2007
•Capitalise fully on the new commercial organisations for each client segment
Private Banking
200 centres
➢Capitalise on the n°1 position to grow the customer base and assets under management
Individual Customers
•Multi-Channel Banking: branch-based customer service advisors - teleadvisors - Internet
•Customer Service Programme
➢Maintain the drive to win new customers
➢Internet: double the number of users
Professional and Small Business Customers
Dedicated sales forces
➢Win new customers,develop customer loyalty and dual relationship (private/commercial)
Corporates
24 business centres
➢Win market shares
➢Cross-sell high added-value products and services
Results 31.12.2004
FRB
GROUP
RETAIL
AMS
CIB
17



BNP PARIBAS
FRB: Vision 2007
Continue revamping the sales and marketing organisation
➢Roll-out the new Customer Service Programme at the pace of 300 branches per year after an initial 190 branches in 2004
Continue the industrialisation of the production processes
➢Take advantage of the new production organisation that will be fully in place by the end of 2005
● back-offices combined in 14 production groups
● 100% of branches fully dedicated to customer service and sales
Results 31.12.2004
FRB
GROUP
RETAIL
AMS
CIB
18


BNP PARIBAS
Presentation Overview
Retail Banking
French Retail Banking
International Retail Banking and Financial Services
Results 31.12.2004
19


BNP PARIBAS
IRFS 2004: Significant Rise in Income and Profitability
Pre-tax income: +16.8% compared to 2003
Pre-tax ROE: 32%, up 3 points compared to 2003
Results 31.12.2004
IRFS
GROUP
RETAIL
AMS
CIB
20

4Q04	4Q04 / 4Q03	In millions of euros	2004	2004 / 2003
1,297	+3.7%	Net Banking Income	5,057	+3.1%
-728	+5.1%	Operating Expenses and Dep.	-2,817	+2.6%
569	+2.0%	Gross Operating Income	2,240	+3.8%
-73	-46.3%	Provisions	-439	-17.0%
496	+17.5%	Operating Income	1,801	+10.6%
-73	+7.4%	Amortisation of Goodwill	-271	-6.2%
23	+21.1%	Other Non Operating Items	114	+67.6%
446	+19.6%	Pre-Tax Income	1,644	+16.8%
56.1%	+0.7 pt	Cost / Income	55.7%	-0.3 pt
		Allocated Equity (Ebn)	5.1	+6.1%
		Pre-Tax ROE	32%	+3 pt


BNP PARIBAS
IFRS: Continued Improved Performances
Cost/Income Ratio
62.0%
60.1%
58.5%
56.0%
55.7%
2000
2001
2002
2003
2004
Operating Income
in millions of euros
1,016
1,219
1,503
1,629
1,801
2000
2001
2002
2003
2004
2000-2004:
Cost/income ratio: -6.3 points
Operating income: +15% compounded annual growth rate
Results 31.12.2004
IRFS
GROUP RETAIL AMS CIB
21


BNP PARIBAS
BancWest: 2004
At constant scope and exchange rates

4Q04	4Q04 / 4Q03	In millions of euros	2004	2004 / 2003	2004 / 2003 (At constant scope and exchange rates)
411	+8.2%	Net Banking Income	1,555	-2.3%	+2.6%
-198	+12.5%	Operating Expenses and Dep.	-740	-3.1%	+1.9%
213	+4.4%	Gross Operating Income	815	-1.6%	+3.2%
-6	-50.0%	Provisions	-40	-46.7%	-44.1%
207	+7.8%	Operating Income	775	+2.9%	+7.9%
-39	+14.7%	Amortisation of Goodwill	-139	-5.4%	
-6	n.s.	Other Non Operating Items	-12	+71.4%	
162	+3.2%	Pre-Tax Income	624	+4.2%	+9.2%
48.2%	+1.9 pt	Cost / Income	47.6%	-0.4 pt	
		Allocated Equity (Ebn)	1.6	+1.9%	
		Pre-Tax ROE	39%	+1 pt	

Community First and Union Safe Deposit consolidated as of 1st November 2004
Pre-tax income: +9.2% at constant scope and exchange rates
Significant organic growth: lending +11%, deposits +7%/31.12.03
Pressure on interest margins due to the low medium-term interest rates: 3.75% in 4Q04 compared to 4.18% in 4Q03
(excluding the scope effect)
NPLs/Loans ratio: 0.45% (0.59% as at 31/12/03)
Results 31.12.2004
IRFS
GROUP RETAIL AMS CIB
22



BNP PARIBAS

Cetelem: 2004

4Q04	4Q04 / 4Q03	In millions of euros	2004	2004 / 2003	2004 / 2003 (At constant scope and exchange rates)
420	+2.7%	Net Banking Income	1,680	+7.3%	+4.1%
-225	+3.7%	Operating Expenses and Dep.	-882	+8.8%	+3.3%
195	+1.6%	Gross Operating Income	798	+5.8%	+4.9%
-78	-15.2%	Provisions	-380	+5.3%	-4.1%
117	+17.0%	Operating Income	418	+6.4%	+13.2%
-11	-15.4%	Amortisation of Goodwill	-45	-13.5%	
19	-34.5%	Other Non Operating Items	116	+34.9%	
125	+7.8%	Pre-Tax Income	489	+14.5%	+18.4%
53.6%	+0.5 pt	Cost/ Income	52.5%	+0.7 pt	
		Allocated Equity (Ebn)	1.5	+8.1%	
		Pre-Tax ROE	32%	+2 pt	

- Pre-tax income: +14.5%/2003
- France: implemented partnership with FRB
  - ➔new lending: +11% / 2003
  - ➔outstantings: +7.0% / 31.12.03
- Outside France: continued fast-paced growth
  - ➔new lending: +16% / 2003
  - ➔outstandings: +17.5% / 31.12.03
- Total outstandings: €32.2bn (+11.0% / 31.12.03); €31.0bn excluding outstandings managed on behalf of the parent company



BNP PARIBAS

IRFS 2004: Other Highlights

- BNP Paribas Lease Group
  - ➔France: outstandings stabilised at constant scope and new equipment financing up 6%
  - ➔outside France: outstandings up 16.2%
- UCB
  - ➔France: outstandings +8,2% and new lending +39% at constant scope compared to 2003
  - ➔outside France: outstandings +38,8% and new loans +53% compared to 2003
- Arval
  - ➔growth in financed car fleet: +12% compared to 31.12.2003
  - ➔GOI: +21.1% compared to 2003
- Emerging Markets and Overseas
  - ➔GOI: +16.5% compared to 2003
  - ➔25 new branches opened in North Africa in 2004


BNP PARIBAS
IRFS: Vision 2007
Bolster leadership position in financial services in Europe
Implement an aggressive sales and marketing strategy in France
Continue expansion in the US and in emerging countries
Results 31.12.2004
IRFS
GROUP RETAIL AMS CIB
25


BNP PARIBAS
IRFS: Vision 2007
The Main Growth Levers
Significant Internal Growth
BancWest
➢Optimise the organisation by selected branch openings
➢Step up geographic coverage of specialty businesses
Cetelem
➢Be on the cutting-edge of innovation in the various consumer lending markets
➢Grow Internet generated business to achieve 15% of direct sales in Europe
UCB
➢Continue expanding commercial network (France, Spain, Italy)
➢Integrate Abbey National France by growing business with foreign customers and in debt consolidation
EMO
➢Capitalise on the acquisition of TEB in Turkey*
➢Implement development plans in North Africa and in the Middle East (in particular Saudi Arabia and Kuwait)
Cross-cutting Initiatives
➢Develop the business of Cetelem and Arval in North Africa by drawing on the EMO network
➢UCB/Cetelem: develop together the debt consolidation business
* Planned completion in 1Q05
Results 31.12.2004
IRFS
GROUP RETAIL AMS CIB
26


BNP PARIBAS
IRFS: Vision 2007
The Main Growth Levers
Systematically seek synergies
➢ Pool retail banking back-office platforms: North Africa, Middle East, Africa
➢ Pool specialised financial services IT platforms (ex: developing Cetelem's long-term leasing business on Arval's platform)
➢ Centralise EMO's IT platforms
Acquisitions
➢ Continue acquisition strategy in the United States
➢ Densify European coverage
➢ Create significant positions in high potential countries
Results 31.12.2004
IRFS
GROUP
RETAIL
AMS
CIB
27


BNP PARIBAS
Presentation Overview
The Group's Results for 2004
The Results for 2004 and the Development Priorities for the Core Businesses
Retail Banking
Asset Management and Services
Corporate & Investment Banking
Vision 2007: Value Creation Levers
Results 31.12.2004
28



BNP PARIBAS

AMS: 2004

At constant scope and exchange rates 4Q04 / 4Q03	4Q04 / 4Q03	4Q04	In millions of euros	2004	2004 / 2003	At constant scope and exchange rates 2004 / 2003
+5.9%	+38.7%	900	Net Banking Income	3,019	+21.9%	+8.3%
+8.2%	+47.2%	-621	Operating Expenses and Dep.	-1,953	+16.7%	+3.5%
+1.8%	+22.9%	279	Gross Operating Income	1,066	+32.8%	+18.2%
-85.5%	n.s.	-2	Provisions	-5	-68.8%	-76.7%
+7.0%	+28.2%	277	Operating Income	1,061	+34.8%	+20.6%
	n.s.	-13	Non Operating Items	-68	+6.3%	
+15.5%	+30.0%	264	Pre-Tax Income	993	+37.3%	+25.6%
	+4.0 pt	69.0%	Cost / Income	64.7%	-2.9 pt	
			Allocated Equity (Ebn)	3.3	+9.1%	
			Pre-Tax ROE	30%	+6 pt	

- Excellent performance of Asset Management and Services and of each of its business lines

  At constant scope and exchange rates/2003:

  - Income: +8.3 %
  - Depreciation and operating expenses: +3.5 %
  - GOI: +18.2 %

Since 1/1/04, the Group's real estate services businesses, previously reflected in "other businesses" have been integrated into AMS; 4Q04: Full consolidation of Atis Real retroactively for the last 9 months, previously booked as an associated company (Q2 and Q3); effect on 4Q04: NBI = €165mn, GOI = €20mn; effect on 2004: Pre-Tax Income = €9mn.


BNP PARIBAS
AMS: Leading Business Lines in Europe
BNP PARIBAS ASSURANCE
4th largest life insurer in France
Top 3 world-wide in borrowers insurance
BNP PARIBAS ASSET MANAGEMENT
2nd Mutual Fund Promoter in France
7th Asset Manager in the Eurozone
BNP PARIBAS Banque Privée
No. 1 in France
No. 4 in Europe
BNP PARIBAS SECURITIES SERVICES
No. 1 in France
No. 1 in Europe
BNP PARIBAS IMMOBILIER
No. 1 in Continental Europe for Corporate Real Estate Services
No. 2 in France for Real Estate Mutual Fund Management
Cortal Consors
No. 1 Online Savings and Brokerage Services Company in Europe
No. 1 en France* - No. 2 in Germany
Sources: Europerformance Dec.04, Global Investor Dec. 04 and Jan.05, globalcustody.net, Euromoney Jan 05, Company figures
* By number of customers
Results 31.12.2004
GROUP RETAIL AMS CIB 30


BNP PARIBAS
AMS 2004:
Assets Under Management up €15.9bn
• Net assets gathered in 2004: €11.6bn (+4.2% of assets under management)
Assets under management net of double accounting
In billions of euros
276.2
96.2
180.0
31.12.03
+11.6
Net New Money
+6.4
Performance and change
-2.1
Scope and others
292.1
101.1
191.0
31.12.04
Total private banking assets
Total other net assets (Asset Management + Cortal Consors + Insurance (net of double accounting))
Results 31.12.2004
GROUP RETAIL AMS CIB
31


BNP PARIBAS
Wealth and Asset Management: 2004 (1/2)
In millions of euros
Since 1/1/04, the Group's real estate services businesses, previously reflected in "other businesses" have been integrated into AMS; 4Q04: full consolidation of Atis Real retroactively for the last 9 months, previously booked as an associated company (Q2 and Q3); effect on 4Q04: NBI = €165mn, GOI = €20mn; effect on 2004: Pre-Tax income = €9mn.
At constant scope and exchange rates
• At constant scope and exchange rates:
→income: +8.2%/2003
→costs: +1.8%/2003, as a result of the cost-cutting measures undertaken in 2003
→Gross Operating Income: +24.6%/2003
Results 31.12.2004
WAM
GROUP RETAIL AMS CIB
32

4Q04	4Q04 / 4Q03	In millions of euros	2004	2004 / 2003
522	+71.1%	Net Banking Income	1,555	+36.0%
-393	+83.6%	Operating Expenses and Dep.	-1,085	+28.4%
129	+41.8%	Gross Operating Income	470	+57.7%

4Q04 / 4Q03	At constant scope and exchange rates	2004 / 2003
+3.2%	Net Banking Income	+8.2%
+5.8%	Operating Expenses and Dep.	+1.8%
-2.0%	Gross Operating Income	+24.6%



Wealth and Asset Management: 2004 (2/2)

- **Private Banking**
  - five acquisitions in Miami, Monaco and Switzerland[1] (assets under management: approx. €2.5bn)
- **Asset Management**
  - awarded for its management performance in 2004 *(Investir, Mieux Vivre votre Argent)*
  - created a leader in Europe in alternative and structured asset management:
    - integration of Fauchier Partners
    - €17.4bn in assets under management as at 31.12.04
  - fast growth in the emerging markets (AUM +33%/2003)
- **Cortal Consors**
  - new customers: 75,000 in 2004 (+85%/2003)
  - assets under management: €18.7bn, +36%/31.12.03

[1] Closing on the acquisitions in Switzerland scheduled for 1st half of 2005.

BNP PARIBAS

WAM - Real Estate Services: Created a Benchmark Real Estate Business in Europe

Real Estate Services			Property Development
Corporate Real Estate Advisory Services	Property Management Services	Asset Management	
• No. 1 in France • No. 1 in Germany • Present in the UK, Spain and Benelux	• 10mn m² of office space under management in Europe (no. 2 in France with 5.5mn m²) • 16,000 housing units managed	• No. 2 in France for third party real estate mutual fund management • €2bn in assets under management	• 170,000 m² in office space placed in 2004 • 2,400 housing units launched in 2004 • 3,000 housing unit transactions

- Income:
  - €324mn in 2004 (including Atis Real integrated for the first 9 months of the year)
  - 80% commercial property - 20% residential property
- Pre-tax income: €80mn in 2004
- a 2,300-strong workforce in 7 countries across Europe


BNP PARIBAS
Insurance: 2004
4Q04
4Q04 / 4Q03
In millions of euros
2004
2004 / 2003
230
+14.4%
Net Banking Income
855
+16.6%
-109
+19.8%
Operating Expenses and Dep.
-394
+11.9%
121
+10.0%
Gross Operating Income
461
+21.0%
Sharp rise in income
NBI: +16.6% / 2003
GOI: +21% / 2003
Total assets gathered: €11.3bn (+23%/2003)
France: +20%/2003 (compared to 12% for the market*)
Outside France: +33%/2003
Strong growth in international business
Assets gathered: +83% in 3 years (€7bn aggregate)
Present in 28 countries
Quarterly NBI
(in millions of euros)
164
180
188
201
197
209
219
230
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04
Insurance
GROUP RETAIL AMS CIB
35
Results 31.12.2004
*source: FFSA


BNP PARIBAS
Securities Services: 2004
4Q04
4Q04 / 4Q03
In millions of euros
2004
2004 / 2003
148
+3.5%
Net Banking Income
609
+1.5%
-119
+1.7%
Operating Expenses and Dep.
-474
-0.4%
29
+11.5%
Gross Operating Income
135
+8.9%
GOI: +8.9%/2003
slight rise in NBI compared to 2003 in a market marked by limited transaction volumes
stringent management of operating expenses: - 0.4%/2003
BNP Paribas Securities Services ranked highest for quality of service in eight European countries (Germany, Belgium, Spain, France, Greece, Italy, The Netherlands, Portugal) - Source: Global Custodian - Annual Survey of Agent Banks, Autumn 2004.
Assets under custody (end of period)
in billions of euros
1,752
1,898
1,935
2,090
2,279
2,291
2,383
2,473
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04
Number of transactions*
in millions of transactions
7.2
6.1
5.7
5.5
6.1
5.7
5.3
6.1
Netting in Germany starting in mid-April 2003
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04
* Number of transactions including the investor services business; 2003 data amended consequently.
Securities Services
GROUP RETAIL AMS CIB
36
Results 31.12.2004


BNP PARIBAS
AMS - Vision 2007
An objective to increase revenues faster than the market by strengthening positions in Europe, including in France, and selected business expansion in the rest of the world
Results 31.12.2004
GROUP RETAIL AMS CIB
37


BNP PARIBAS
AMS: Vision 2007
Private Banking
• Strengthen position as one of the leading global players
➢Capitalise on position as no. 1 in France
➢Develop Ultra High Net Worth services
➢Strengthen positions in growing markets (Asia, Europe on shore)
Asset Management
• Double the amount of highly technical assets to €40bn
• Grow total assets under management by €50bn
➢Capitalise on the trend toward open architecture to develop external customer base
➢Expand international growth
Cortal Consors
• Confirm the position as no. 1 in Europe
• Double assets under management to over €30bn
➢Develop networks of independent financial advisors in Europe
Results 31.12.2004
GROUP RETAIL AMS CIB
38


BNP PARIBAS
AMS - Vision 2007
Insurance
• Maintain double-digit annual growth in revenues
➢Grow the market share in savings in France
➢Continue international expansion and growth of death and disability coverage
Securities Services
• Confirm the leading position in Europe for the full securities product range
➢Grow the market share with institutional customers in Europe
➢Attract new customer segments within financial intermediaries
Real Estate Service
• Confirm the Real Estate core business' position as a benchmark in Europe
➢Promote new real estate fund management services
➢Develop cross-selling
Results 31.12.2004
GROUP RETAIL AMS CIB
39


BNP PARIBAS
Presentation Overview
The Group's Results for 2004
The Results for 2004 and the Development Priorities for the Core Businesses
Retail Banking
Asset Management and Services
Corporate & Investment Banking
Vision 2007: Value Creation Levers
Results 31.12.2004
40



BNP PARIBAS

CIB: 2004

4Q04	4Q04 / 4Q03	In millions of euros	2004	2004 / 2003	2004 / 2003 (At constant scope and exchange rates)
1,410	+6.3%	Net Banking Income	5,685	-2.3%	+0.1%
721	*+0.3%*	*Incl. Trading Revenues**	*3,053*	*-11.7%*	
-835	+11.2%	Operating Expenses and Dep.	-3,243	-4.2%	-2.4%
575	+0.0%	Gross Operating Income	2,442	+0.3%	+3.6%
-21	-85.9%	Provisions	-58	-90.8%	-90.7%
554	+30.0%	Operating Income	2,384	+32.4%	+37.6%
9	n.s.	Non Operating Items	64	-17.9%	
563	+33.4%	Pre-Tax Income	2,448	+30.3%	+35.8%
59.2%	+2.6 pt	Cost / Income	57.0%	-1.2 pt	
		Allocated Equity (Ebn)	7.5	+7.9%	
		Pre-Tax ROE	33%	+6 pt	

** Including customer activity and related revenues*

- GOI Maintained and Cost/Income Improved
  - → NBI down 2.3% and depreciation and operating expenses down 4.2%
- Very low cost of risk
  - → limited amount of new specific provisions
  - → use of part of the general provisions: Europe (€128mn, including €99mn in 4Q), US ($76mn, including $26mn in 4Q)
- Sharp rise in operating income and in pre-tax income



BNP PARIBAS

CIB 2004: Advisory and Capital Markets

4Q04	4Q04 / 4Q03	In millions of euros	2004	2004 / 2003
825	-0.2%	Net Banking Income	3,399	-11.4%
-548	+10.9%	Operating Expenses and Dep.	-2,230	-7.4%
277	-16.8%	Gross Operating Income	1,169	-18.1%
-3	n.s.	Provisions	-9	n.s.
274	-15.4%	Operating Income	1,160	-18.8%
-21	n.s.	Non Operating Items	-19	n.s.
253	-20.4%	Pre-Tax Income	1,141	-25.4%
66.4%	+6.7 pt	Cost / Income	65.6%	+2.8 pt

- Fixed Income
  - → small decline in income in a market environment less favourable than in 2003
- Equity and Advisory
  - → derivatives: maintained income and profits in a historically low volatility environment
  - → corporate finance: record year for the Group

- → Euro MTN house of the year *(IFR)*
- → Euro Investment-Grade Corporate Bond House of the Year *(IFR)*
- → Best Equity Derivatives Provider in Europe *(Global Finance)*
- → Best Research Firm for French equities - Exane BNP Paribas *(Agefi)*
- → Rising Star Equity House - BNP Paribas Peregrine *(The Asset - Asia)*
- → Mid-cap Equity House of the Year - BNP Paribas Peregrine *(The Asset - Asia)*


BNP PARIBAS
CIB 2004: Advisory and Capital Markets
Maintained a prudent risk policy (average 99% 1 day-interval VaR in 2004: €29mn)
80
40
0
-40
-80
01/01/04
01/03/04
30/04/04
29/06/04
28/08/04
27/10/04
26/12/04
Daily income
99% 1 day VaR
Advisory and Cap.markets
Results 31.12.2004
GROUP RETAIL AMS CIB
43



BNP PARIBAS

CIB 2004: Financing Businesses

4Q04	4Q04 / 4Q03	In millions of euros	2004	2004 / 2003
585	+17.2%	**Net Banking Income**	2,286	+15.3%
-287	+11.7%	Operating Expenses and Dep.	-1,013	+3.7%
298	+23.1%	**Gross Operating Income**	1,273	+26.5%
-18	n.s.	Provisions	-49	-92.3%
280	x2,7	**Operating Income**	1,224	x3,3
30	n.s.	Non Operating Items	83	n.s.
310	x3,0	**Pre-Tax Income**	1,307	x3,7
49.1%	-2.4 pt	Cost / Income	44.3%	-5.0 pt

- Excellent year for all the businesses
- No. 1 world-wide in project finance (source Dealogic)
  - → Deal of the Year - Qatargas II - Mandated Lead Arranger for the Exxon Group's oil and gas project financing ($9.2bn)
    - the largest project of this type ever financed
- Aircraft Finance House of the Year (Jane's Transport Finance)

Financing businesses

Results 31.12.2004 GROUP RETAIL AMS CIB 44


BNP PARIBAS
CIB: Vision 2007
Ambitious growth objectives
through expanded coverage
across Europe and targeted
business expansion in
the United States and Asia
Results 31.12.2004
GROUP
RETAIL
AMS
CIB
45


BNP PARIBAS
CIB: Vision 2007
Consolidate position within Top 5 in Europe
Develop existing global franchises, in particular by reinforcing presence in selected business sectors in the United States and in Asia
Maintain a high ROE and keep the cost/income ratio amongst the lowest in the market
PRODUCTS
➢ Expand the range in particular in the United States
CLIENTS
➢ Corporate customers: grow the number of customers and the wallet share
➢ Financial institutions: consolidate the positions and diversify the distribution channels (local banks)
➢Hedge Funds: grow the relationship
➢Focus on organic growth assisted by targeted acquisition opportunities
➢Maintain strict cost control and stringent risk policy
➢Industrialise processes
Results 31.12.2004
GROUP
RETAIL
AMS
CIB
46



CIB: Vision 2007

Achieve combined growth of business lines in the United States

- Expand the product range by drawing on the global franchises
- Step up coverage

Brazil: bolster our market position

- Expand the customer base

Firmly position ourselves amongst the leading European players

- Focus on deepening relations with large corporate customers,
  - expand the customer base from 330 to 450
- Expand our position in the mid-caps segment outside France:
  - double our revenues on this segment

Reinforce our positions in Japan

- Grow the number of large corporate customers
- Become a first tier bank for financial institutions

China: take advantage of the high potential by capitalising on our existing positions

- Roll-out the product offering in corporate finance and structured finance
- Develop product offering in local currency

BNP PARIBAS

Presentation Overview




BNP PARIBAS
BNP Paribas: Four High Performing Core Businesses
FRB
Cost/income ratio: 68.0% (-0.7 pt)
Pre-tax ROE: 28% (+1 pt)
CIB
Cost/income ratio: 57.0% (-1.2 pt)
Pre-tax ROE: 33% (+6 pts)
FRB 23%
CIB 36%
IFRS 25%
AMS 16%
IFRS
Cost/income ratio: 55.7% (-0.3 pt)
Pre-tax ROE: 32% (+3 pts)
AMS
Cost/income ratio: 64.7% (-2.9 pts)
Pre-tax ROE: 30% (+6 pts)
(Change 2004/2003)
Equity allocated to the four core businesses
Results 31.12.2004
GROUP RETAIL AMS CIB
49


BNP PARIBAS
An Ambitious Business Development Strategy
FRB
An objective to grow faster than the market by fully capitalising on the new commercial organisations
CIB
Ambitious growth objectives through expanded coverage across Europe and targeted business expansion in the United States and Asia
IFRS
Bolster leadership position in financial services in Europe
Implement an aggressive sales and marketing strategy in France
Continue expansion in the US and in emerging countries
AMS
An objective to increase revenues faster than the market by strengthening positions in Europe, including in France, and selected business expansion in the rest of the world
Results 31.12.2004
GROUP RETAIL AMS CIB
50


BNP PARIBAS
Cross-Selling Systematised in Order to Outperform the Market
Examples
IFRS
FRB
CIB
AMS
•Distribute ARVAL and BPLG products in network and business centres
•Market the Aurore card throughout the FRB network
•Open FRB accounts for UCB customers
•CIB products sold to FRB midcap clients: foreign exchange and interest rate products, high yield, private placements
•Structured financing, M&A, LBO
•Private Banking offer to FRB's professional/entrepreneur clients
•Asset management products sold to FRB individual customers (mutual funds, life insurance)
•Real estate : real estate investment trusts, real estate transactions
CIB
IFRS
AMS
•Distribute ARVAL/BPLG products to CIB corporate customers
•Offer CIB products to IRFS-EMO corporate customers (FX, trade finance..)
•Private Banking in the Middle East
•Borrowers Insurance at Cetelem and UCB
AMS
CIB
•Asset management and real estate products distributed to CIB customers
•Structured products designed for Ultra High Net Worth customers
Results 31.12.2004
GROUP RETAIL AMS CIB
51


BNP PARIBAS
A Brand Strategy Designed to Foster Business Development
•BNP Paribas sixth global banking brand
(Source: Fortune's Most Admired Companies)
•A new brand and visual identity architecture
Subsidiaries making use of BNP Paribas' visual identity
ARVAL
BANCWEST
BICIS
BMCI
CARDIF
MEUNIER
UBCI
UCB
Subsidiaries keeping their own visual identity
cetelem
BANK of the WEST
Cortal Consors
BANQUE DE BRETAGNE
Results 31.12.2004
GROUP RETAIL AMS CIB
52


BNP PARIBAS

An Objective to Continuously Improve the Organisation's Efficiency

- Seek new productivity gains:
  - →new generation of projects launched in 2004 combining revenue enhancing and cost saving measures
  - →continue streamlining and pooling the business lines' platforms and information systems
- Cost/income ratio:
  - →maintain the best competitive positioning of each of the core businesses
  - →continue to improve the Group's cost/income ratio


BNP PARIBAS

Continuous Adaptation of Risk Management to Meet Best Practices

- Anticipating the future Basle 2 Regulatory Framework
  - →early adoption of advanced methods
  - →gradually implement the use of economic capital as a management tool
- Operational risks: a new major stake
  - →historical database of operating incidents in place
  - →operational risk forecasting database in development
  - →goals
    - enhance the quality and reliability of the processes
    - minimise operational losses
    - reduce regulatory capital requirements by adoption of the advanced methods


BNP PARIBAS
A New Global Corporate Function: Compliance
•A global corporate function that covers:
→ethics
→combating money laundering and corruption
→supervising and co-ordinating internal control for the entire Group
•Head of Compliance is a member of the Executive Committee
•An organisation and resources appropriate to meet the growing regulatory requirements
Results 31.12.2004
GROUP RETAIL AMS CIB
55


BNP PARIBAS
Active Capital Management
Four levers
Organic growth: a priority for the Group
External growth
Dividend
Share buybacks
Results 31.12.2004
GROUP RETAIL AMS CIB
56



External Growth: Strategy Confirmed

- Clearly defined business sector-based and geographic priorities
  - ➔business lines: strengthen retail banking as a matter of priority, one-off acquisition opportunities in other areas of business
  - ➔regions: focus on Europe and the US
- A broad array of options thanks to the diversity and quality of the Group's franchises
- Strict acquisition standards maintained
  - ➔limited execution risks
  - ➔financial criteria observed





Dividend and Share Buybacks

- Dividend*: a stepped up pay-out strategy
  - ➔pay-out ratio: 37.9 % compared to 34.8 % in 2003
  - ➔+37.9 % increase in the 2004 dividend to 2.00 euros per share


in euros
1.13
1.20
1.20
1.45
2.00 *
2000
2001
2002
2003
2004

- Share Buybacks
  - ➔at minimum, neutralisation of shares issued to employees

* subject to shareholder approval at the Meeting of Shareholders on May 18th 2005


BNP PARIBAS
Vision 2007
A powerful foundation
→a leader in its markets
→profitable businesses
→a solid balance sheet
A strong development drive
→ambitious internal growth in each of the core businesses
→active and disciplined acquisition strategy
Management discipline
→seek to achieve greater operational efficacy
→control risks
→active capital management
Focus on growing revenues
Maintain an annual ROE above 15%
Results 31.12.2004
GROUP RETAIL AMS CIB
59


BNP PARIBAS
Annexes
Results 31.12.2004
60

BNP PARIBAS

BNP Paribas Group

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income (1)	**4,918**	**4,391**	**+12.0%**	**4,531**	**+8.5%**	18,823	17,935	**+5.0%**
Operating Expenses and Dep.	-3,116	-2,765	+12.7%	-2,826	+10.3%	-11,592	-11,285	+2.7%
Gross Operating Income	**1,802**	**1,626**	**+10.8%**	**1,705**	**+5.7%**	**7,231**	**6,650**	**+8.7%**
Provisions	-102	-354	-71.2%	-116	-12.1%	-678	-1,361	-50.2%
Operating Income	**1,700**	**1,272**	**+33.6%**	**1,589**	**+7.0%**	**6,553**	**5,289**	**+23.9%**
Associated Companies	42	69	-39.1%	48	-12.5%	194	131	+48.1%
Gains and Provisions on Investments	66	145	-54.5%	173	-61.8%	843	912	-7.6%
Amortisation of Goodwill	-105	-100	+5.0%	-98	+7.1%	-384	-399	-3.8%
Extraordinary Items	-236	-121	+95.0%	-33	n.s.	-301	-347	-13.3%
Non Operating Items	***-233***	***-7***	***n.s.***	***90***	***n.s.***	***352***	***297***	***+18.5%***
Pre-Tax Income	**1,467**	**1,265**	**+16.0%**	**1,679**	**-12.6%**	**6,905**	**5,586**	**+23.6%**
Tax Expense	-404	-253	+59.7%	-482	-16.2%	-1,830	-1,481	+23.6%
Minority Interests	-111	-85	+30.6%	-96	+15.6%	-407	-344	+18.3%
Net Income, Group Share	**952**	**927**	**+2.7%**	**1,101**	**-13.5%**	**4,668**	**3,761**	**+24.1%**
Cost / Income	**63.4%**	**63.0%**	**+0.4 pt**	**62.4%**	**+1.0 pt**	**61.6%**	**62.9%**	**-1.3 pt**
ROE after Tax						16.8%	14.3%	+2.5 pt
(1) Including Commission income (a)	1,951	1,695	+15.1%	1,853	+5.3%	7,244	6,544	+10.7%
including Net of Interest Income (b)						6,413	6,794	-5.6%
including Gains on Financial Transactions (b)						5,166	4,597	+12.4%

(a) Revenus from the insurance business, other net banking operating income and the net incomes of the other businesses are included in the "commission income" line

(b) Trading portfolio carry costs are included in the "net of interest income" line item. Trading revenues, as defined economically, are given in CIB results.

At constant scope and exchange rates	4Q04 / 4Q03	2004 / 2003
Net Banking Income	**+9.2%**	**+4.8%**
Operating Expenses and Dep.	+7.5%	+1.9%
Gross Operating Income	**+12.2%**	**+9.9%**
Provisions	-72.9%	-52.7%
Operating Income	**+36.4%**	**+26.4%**
Pre-Tax Income	**+19.4%**	**+26.5%**
Net Income, Group Share	**+6.9%**	**+27.2%**

BNP PARIBAS

A Strong Financial Structure

In billions of euros	31-Dec-04	31-Dec-03
Shareholders Equity, Group Share	28.5	27.1
Net Unrealised Capital Gains	2.5	2.1
Total Capital ratio (a)	10.6%	12.9%
Tier One ratio (a)	8.1%	9.4%
Doubtful Customers	12.5	14.1
Specific Provisions	8.6	9.4
Specific Provisions/ Doubtful Customers (1)	69%	67%
Reserve for General Banking Risks	0.8	0.8

In millions of euros	2004	2003
Value at Risk (1 day 99%) end of period	19	22
Annual Average Value at Risk (1 day 99%)	29	35

(1) The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions Reserve for Country Risks and Reserve for General Banking Risk

(a) As at 31 December 2004, based on estimated Risk Weighted Assets of E323.7 bn.

Ratings

S&P	AA	Stable Outlook	Rating upgraded to AA on 06/07/2004
Moody's	Aa2	Stable Outlook	Rating upgraded to Aa2 on 19/02/2002
Fitch	AA	Stable Outlook	Rating upgraded to AA on 28/11/2001

BNP PARIBAS

Number of Shares and EPS - 2004

in millions and in euros	2004	2003
Number of Shares (end of period)	884.7	903.2
Number of Shares excluding Treasury Shares (end of period)	833.0	858.4
Average number of Shares outstanding excluding Treasury Shares	840.5	872.0
Earning Per Share (EPS)	5.55	4.31
Diluted Earning Per Share (Diluted EPS)	5.53	4.28

BNP PARIBAS

Active Capital Management


Implemented in 2004
+2.0%
2004
Income
+0.1%
USD
Effect
- 0.7%*
Dividend
- 1.5%
Internal
growth
- 0.6%
Acquisitions
- 0.6%
Share
buybacks
IAS
9.4%
Changes in the Tier one ratio
in 2004
7.5%
approx.
31.12.03
31.12.04

FOUR LEVERS

- Dividend: pay-out increased to 37.9% in 2004
- Internal growth: 18.6% growth in average weighted assets broken down across all the core businesses
- Growth through acquisitions: close to €2bn in acquisitions completed in 2004
- Share buybacks: €2bn programme announced in July 2003 completed by end of 2004

*Subject to shareholder approval at the Annual Meeting of Shareholders on May 18th 2005


BNP PARIBAS
Geographic Breakdown of Commitments
European Economic Area 18%
North America (excl. BancWest) 15%
BancWest 7%
Latin America 3%
Africa & Middle East 3%
Asia-Pacific 5%
Japan 1%
Other European countries 5%
France 43%
Gross lending + off balance sheet commitments, unweighted
€472.6bn as at 31.12.04
Results 31.12.2004
GROUP RETAIL AMS CIB
65


BNP PARIBAS
Breakdown of Commitments by Industry
Telecoms 2%
Transportation 3%
Insurance 2%
Automotive 2%
Food 3%
Technology 2%
Others <1% each 4%
Utilities 1%
Construction 2%
Chemicals 4%
B2B 4%
Wholesalers 7%
Retailers 2%
Private individuals 28%
Energy 3%
Household appliances 1%
Mining 2%
Sovereign, Local govt. and Finance 18%
Real Estate 4%
Capital goods 2%
Manufacturing 1%
Materials 2%
Leisure 1%
Gross lending + off balance sheet commitments, unweighted
€472.6bn as at 31.12.04
Results 31.12.2004
GROUP RETAIL AMS CIB
66



Group Workforce

	dec-04	2004 / 2003	2004/2003 at constant scope
Retail Banking	63,625	+4,139	+919
French Retail Banking	31,005	+613	+624
International Retail banking and Financial Services	32,620	+3,526	+295
Asset Management and Services	14,016	+1,874	+491
Corporate and Investment Banking	12,314	+27	+83
BNP Paribas Capital	27	-12	-2
Functions and others	4,910	-206	-13
Total Group	94,892	+5,822	+1,478

Full-time workforce, factoring in the part time equivalent, of entities consolidated through full and partial integration

BNP PARIBAS

Retail Banking

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**2,538**	**2,447**	**+3.7%**	**2,518**	**+0.8%**	**9,979**	**9,636**	**+3.6%**
Operating Expenses and Dep.	-1,582	-1,521	+4.0%	-1,552	+1.9%	-6,183	-6,011	+2.9%
Gross Operating Income	**956**	**926**	**+3.2%**	**966**	**-1.0%**	**3,796**	**3,625**	**+4.7%**
Provisions	-134	-204	-34.3%	-160	-16.3%	-662	-754	-12.2%
Operating Income	**822**	**722**	**+13.9%**	**806**	**+2.0%**	**3,134**	**2,871**	**+9.2%**
Amortisation of Goodwill	-73	-68	+7.4%	-67	+9.0%	-271	-289	-6.2%
Other Non Operating Items	24	21	+14.3%	40	-40.0%	118	66	+78.8%
Pre-Tax Income	**773**	**675**	**+14.5%**	**779**	**-0.8%**	**2,981**	**2,648**	**+12.6%**
Cost / Income	62.3%	62.2%	+0.1 pt	61.6%	+0.7 pt	62.0%	62.4%	-0.4 pt
Allocated Equity (Ebn)						9.8	9.4	+5.2%
Pre-Tax ROE						30%	28%	+2 pt

BNP PARIBAS

French Retail Banking *

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**1,282**	**1,237**	**+3.6%**	**1,284**	**-0.2%**	**5,086**	**4,884**	**+4.1%**
Incl. Commissions	*549*	*529*	*+3.8%*	*550*	*-0.2%*	*2,176*	*2,053*	*+6.0%*
Incl. Interest Margin	*733*	*708*	*+3.5%*	*734*	*-0.1%*	*2,910*	*2,831*	*+2.8%*
Operating Expenses and Dep.	-878	-851	+3.2%	-877	+0.2%	-3,457	-3,355	+3.1%
Gross Operating Income	**404**	**386**	**+4.6%**	**407**	**-0.8%**	**1,629**	**1,529**	**+6.5%**
Provisions	-61	-68	-10.3%	-50	+22.0%	-223	-225	-0.9%
Operating Income	**343**	**318**	**+7.7%**	**357**	**-4.0%**	**1,406**	**1,304**	**+7.8%**
Non Operating Items	1	2	n.s.	4	n.s.	4	-2	n.s.
Pre-Tax Income	**344**	**320**	**+7.4%**	**361**	**-4.8%**	**1,410**	**1,302**	**+8.3%**
Income Attributable to AMS	-17	-18	-7.8%	-18	-7.8%	-73	-62	+17.1%
Pre-Tax Income of French Retail	**327**	**302**	**+8.3%**	**343**	**-4.7%**	**1,337**	**1,240**	**+7.8%**
Cost / Income	68.5%	68.8%	-0.3 pt	68.3%	+0.2 pt	68.0%	68.7%	-0.7 pt
Allocated Equity (Ebn)						4.7	4.5	+4.3%
Pre-Tax ROE						28%	27%	+1 pt

* including 100% of French Private Banking for line items NBI to Pre-tax income


BNP PARIBAS
FRB* 4Q04: Fees
In millions of euros
510
495
519
529
546
531
550
549
172.3
174.8
353.3
338.0
364.6
356.6
356.7
358.3
382.7
373.9
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04
%Change 2004/2003
Fees: +6.0%
Fees on investment funds and transactions: +9.9%
Banking transactions: +4.2%
4Q04/4Q03: +3.8%
Fees on investment funds and transactions: +1.4%
Banking transactions: +4.9%
* 100% of the French private banking
Results 31.12.2004
FRB
GROUP RETAIL AMS CIB
70


BNP PARIBAS
FRB Individual Customers:
Continued to Expand the Customer Base
Rise in the number of individual cheque and deposit accounts
+72,700
+97,000*
+104,000
+120,100
+128,000
2000
2001
2002
2003
2004
* added to which were 30,000 accounts transferred from the Treasury network
Results 31.12.2004
FRB
GROUP
RETAIL
AMS
CIB
71



BNP PARIBAS

FRB 4Q04: Business

In billions of euros	Outstandings 4Q04	%Change 1 year 4Q04/4Q03	%Change 1 quarter 4Q04/3Q04	Outstandings 2004	%Change 1 year 2004/2003
LENDINGS (1)					
Total Loans	81.2	+14.3%	+3.9%	76.7	+7.8%
Individual Customers	40.2	+18.8%	+4.5%	37.5	+16.9%
Incl. Mortgages	33.5	+21.6%	+5.0%	31.1	+19.8%
Incl. Consumer Lending	6.7	+6.2%	+2.4%	6.5	+4.7%
Corporates	37.8	+11.8%	+3.7%	36.0	+0.7%
DEPOSITS and SAVINGS (1)	74.5	+3.6%	+0.4%	73.6	+6.0%
Cheque and Current Accounts	30.8	+4.7%	+0.7%	30.3	+6.0%
Savings Accounts	36.2	+8.0%	+0.6%	35.8	+10.0%
Market Rate Deposits	7.5	-16.3%	-1.8%	7.6	-9.2%
FUNDS UNDER MANAGEMENT (2)					
Life Insurance	40.2	+12.1%	+3.0%	40.2	+12.1%
Mutual Funds (3)	59.3	+3.7%	+1.5%	59.3	+3.7%

(1) Average cash Outstandings (2) Outstandings at the end of the period

(3) These statistics do not include mutual funds assets located in Luxembourg (PARVEST)

Results 31.12.2004 — FRB: GROUP · RETAIL · AMS · CIB — 72

BNP PARIBAS

International Retail Banking and Financial Services

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**1,297**	**1,251**	**+3.7%**	**1,274**	**+1.8%**	**5,057**	**4,903**	**+3.1%**
Operating Expenses and Dep.	-728	-693	+5.1%	-697	+4.4%	-2,817	-2,745	+2.6%
Gross Operating Income	**569**	**558**	**+2.0%**	**577**	**-1.4%**	**2,240**	**2,158**	**+3.8%**
Provisions	-73	-136	-46.3%	-110	-33.6%	-439	-529	-17.0%
Operating Income	**496**	**422**	**+17.5%**	**467**	**+6.2%**	**1,801**	**1,629**	**+10.6%**
Amortisation of Goodwill	-73	-68	+7.4%	-67	+9.0%	-271	-289	-6.2%
Other Non Operating Items	23	19	+21.1%	36	-36.1%	114	68	+67.6%
Pre-Tax Income	**446**	**373**	**+19.6%**	**436**	**+2.3%**	**1,644**	**1,408**	**+16.8%**
Cost / Income	56.1%	55.4%	+0.7 pt	54.7%	+1.4 pt	55.7%	56.0%	-0.3 pt
Allocated Equity (Ebn)						5.1	4.8	+6.1%
Pre-Tax ROE						32%	29%	+3 pt

BNP PARIBAS

BancWest

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**411**	**380**	**+8.2%**	**388**	**+5.9%**	**1,555**	**1,592**	**-2.3%**
Operating Expenses and Dep.	-198	-176	+12.5%	-183	+8.2%	-740	-764	-3.1%
Gross Operating Income	**213**	**204**	**+4.4%**	**205**	**+3.9%**	**815**	**828**	**-1.6%**
Provisions	-6	-12	-50.0%	-9	-33.3%	-40	-75	-46.7%
Operating Income	**207**	**192**	**+7.8%**	**196**	**+5.6%**	**775**	**753**	**+2.9%**
Amortisation of Goodwill	-39	-34	+14.7%	-33	+18.2%	-139	-147	-5.4%
Other Non Operating Items	-6	-1	n.s.	-5	+20.0%	-12	-7	+71.4%
Pre-Tax Income	**162**	**157**	**+3.2%**	**158**	**+2.5%**	**624**	**599**	**+4.2%**
Cost / Income	48.2%	46.3%	+1.9 pt	47.2%	+1.0 pt	47.6%	48.0%	-0.4 pt
Allocated Equity (Ebn)						1.6	1.6	+1.9%
Pre-Tax ROE						39%	38%	+1 pt

At constant scope and exchange rates	4Q04 / 4Q03	2004 / 2003
Net Banking Income	**+2.3%**	**+2.6%**
Operating Expenses and Dep.	+5.1%	+1.9%
Gross Operating Income	**-0.1%**	**+3.2%**
Provisions	-57.1%	-44.1%
Operating Income	**+3.8%**	**+7.9%**
Pre-Tax Income	**+0.4%**	**+9.2%**

BNP PARIBAS

Cetelem

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**420**	**409**	**+2.7%**	**429**	**-2.1%**	**1,680**	**1,565**	**+7.3%**
Operating Expenses and Dep.	-225	-217	+3.7%	-220	+2.3%	-882	-811	+8.8%
Gross Operating Income	**195**	**192**	**+1.6%**	**209**	**-6.7%**	**798**	**754**	**+5.8%**
Provisions	-78	-92	-15.2%	-100	-22.0%	-380	-361	+5.3%
Operating Income	**117**	**100**	**+17.0%**	**109**	**+7.3%**	**418**	**393**	**+6.4%**
Amortisation of Goodwill	-11	-13	-15.4%	-12	-8.3%	-45	-52	-13.5%
Other Non Operating Items	19	29	-34.5%	41	-53.7%	116	86	+34.9%
Pre-Tax Income	**125**	**116**	**+7.8%**	**138**	**-9.4%**	**489**	**427**	**+14.5%**
Cost / Income	53.6%	53.1%	+0.5 pt	51.3%	+2.3 pt	52.5%	51.8%	+0.7 pt
Allocated Equity (Ebn)						1.5	1.4	+8.1%
Pre-Tax ROE						32%	30%	+2 pt

At constant scope and exchange rates	4Q04 / 4Q03	2004 / 2003
Net Banking Income	**+0.9%**	**+4.1%**
Operating Expenses and Dep.	-1.1%	+3.3%
Gross Operating Income	**+3.2%**	**+4.9%**
Provisions	-12.8%	-4.1%
Operating Income	**+16.4%**	**+13.2%**
Pre-Tax Income	**+9.5%**	**+18.4%**

BNP PARIBAS

Financial Services: Contribution to 2004 Results

In millions of euros	Cetelem	BNP Paribas Lease Group	UCB	Long term Leasing with services	BancWest	OEM	IRFS Center	IRFS
Gross Operating Income	**798**	**191**	**139**	**161**	**815**	**205**	**-69**	**2,240**
2003	754	195	128	133	828	176	-56	2,158
2004/2003	*+5.8%*	*-2.1%*	*+8.6%*	*+21.1%*	*-1.6%*	*+16.5%*	*n.s.*	*+3.8%*
Pre-tax Income	**489**	**133**	**172**	**87**	**624**	**187**	**-48**	**1,644**
2003	427	124	153	57	599	143	-95	1,408
2004/2003	*+14.5%*	*+7.3%*	*+12.4%*	*+52.6%*	*+4.2%*	*+30.8%*	*n.s.*	*+16.8%*



BNP PARIBAS

Financial Services: Managed Outstandings

In billions of euros

	dec-04	dec-03	%Change 1 year /dec-03
Cetelem	**32.2**	**29.0**	**+11.0%**
France (1)	19.2	17.9	+7.0%
Outside France	13.0	11.0	+17.5%
BNP Paribas Lease Group MT (2)	**14.8**	**15.7**	**-5.4%**
France	11.1	12.4	-11.0%
Europe (outside France)	3.8	3.3	+16.2%
UCB Individuals (2)	**20.2**	**15.7**	**+28.8%**
France Individuals	11.2	9.2	+21.7%
Europe (outside France)	9.0	6.5	+38.8%
Long Term Leasing with Services	**5.3**	**4.7**	**+14.6%**
France	1.8	1.6	+10.4%
Europe (outside France)	3.6	3.1	+16.9%
Arval			
Total Managed Vehicles (in thousands)	**602**	**600**	**+0.3%**
includind financed vehicles	433	387	+12.0%

(1) Including FRB partnership from 30/06/04 and without Cetelem Immo's outstandings from 30.09.04. At constant scope, outstandings' increase in France : +1.3% / 31.12.03.
As at 31.12.04, global outstandings excluding FRB partnership is €31.0 bn including €18.0 bn in France.

(2) Transfer of BPLG residential real estate outstandings to BNP Paribas Investimmo from 31.12.04 (€1.2 bn).
At constant scope, outstandings' increases of 21% for UCB and 2.5% for BPLG compared to 31.12.03.

IFRS

Results 31.12.2004 GROUP RETAIL AMS CIB (77)

BNP PARIBAS

Asset Management and Services

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**900**	**649**	**+38.7%**	**701**	**+28.4%**	**3,019**	**2,476**	**+21.9%**
Operating Expenses and Dep.	-621	-422	+47.2%	-446	+39.2%	-1,953	-1,673	+16.7%
Gross Operating Income	**279**	**227**	**+22.9%**	**255**	**+9.4%**	**1,066**	**803**	**+32.8%**
Provisions	-2	-11	n.s.	3	n.s.	-5	-16	-68.8%
Operating Income	**277**	**216**	**+28.2%**	**258**	**+7.4%**	**1,061**	**787**	**+34.8%**
Amortisation of Goodwill	-20	-21	-4.8%	-19	+5.3%	-72	-74	-2.7%
Other Non Operating Items	7	8	-12.5%	0	n.s.	4	10	-60.0%
Pre-Tax Income	**264**	**203**	**+30.0%**	**239**	**+10.5%**	**993**	**723**	**+37.3%**
Cost / Income	69.0%	65.0%	+4.0 pt	63.6%	+5.4 pt	64.7%	67.6%	-2.9 pt
Allocated Equity (Ebn)						3.3	3.0	+9.1%
Pre-Tax ROE						30%	24%	+6 pt

Pre-tax ROE based on allocated equity including, in addition to 6% of risk weighted assets, additional amounts adapted to the nature of each core business.

At constant scope and exchange rates	4Q04 / 4Q03	2004 / 2003
Net Banking Income	**+5.9%**	**+8.3%**
Operating Expenses and Dep.	+8.2%	+3.5%
Gross Operating Income	**+1.8%**	**+18.2%**
Provisions	-85.5%	-76.7%
Operating Income	**+7.0%**	**+20.6%**
Pre-Tax Income	**+15.5%**	**+25.6%**

Since 1/1/04, the Group's real estate services businesses, previously reflected in "other businesses" have been integrated into AMS; 4Q04: full consolidation of Atis Real retroactively for the last 9 months, previously booked as an associated company (Q2 and Q3); effect on 4Q04: NBI = €165mn, GOI = €20mn; effect on 2004: Pre-Tax income = €9mn.

Results 31.12.2004 GROUP RETAIL AMS CIB (78)



Wealth and Asset Management

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**522**	**305**	**+71.1%**	**336**	**+55.4%**	**1,555**	**1,143**	**+36.0%**
Operating Expenses and Dep.	-393	-214	+83.6%	-231	+70.1%	-1,085	-845	+28.4%
Gross Operating Income	**129**	**91**	**+41.8%**	**105**	**+22.9%**	**470**	**298**	**+57.7%**
Provisions	-2	-6	n.s.	2	n.s.	-2	-12	-83.3%
Operating Income	**127**	**85**	**+49.4%**	**107**	**+18.7%**	**468**	**286**	**+63.6%**
Amortisation of Goodwill	-14	-11	+27.3%	-11	+27.3%	-43	-37	+16.2%
Other Non Operating Items	11	0	n.s.	2	n.s.	15	1	n.s.
Pre-Tax Income	**124**	**74**	**+67.6%**	**98**	**+26.5%**	**440**	**250**	**+76.0%**
Cost / Income	75.3%	70.2%	+5.1 pt	68.8%	+6.5 pt	69.8%	73.9%	-4.1 pt
Allocated Equity (Ebn)						1.0	0.9	+12.2%

At constant scope and exchange rates	4Q04 / 4Q03	2004 / 2003
Net Banking Income	+3.2%	+8.2%
Operating Expenses and Dep.	+5.8%	+1.8%
Gross Operating Income	-2.0%	+24.6%

Since 1/1/04, the Group's real estate services businesses, previously reflected in "other businesses" have been integrated into AMS; 4Q04: full consolidation of Atis Real retroactively for the last 9 months, previously booked as an associated company (Q2 and Q3); effect on 4Q04: NBI = €165mn, GOI = €20mn; effect on 2004: Pre-Tax income = €9mn.

BNP PARIBAS

Insurance

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**230**	**201**	**+14.4%**	**219**	**+5.0%**	**855**	**733**	**+16.6%**
Operating Expenses and Dep.	-109	-91	+19.8%	-98	+11.2%	-394	-352	+11.9%
Gross Operating Income	**121**	**110**	**+10.0%**	**121**	**+0.0%**	**461**	**381**	**+21.0%**
Provisions	0	-5	n.s.	1	n.s.	-3	-4	-25.0%
Operating Income	**121**	**105**	**+15.2%**	**122**	**-0.8%**	**458**	**377**	**+21.5%**
Non Operating Items	-1	10	n.s.	-2	-50.0%	-12	14	n.s.
Pre-Tax Income	**120**	**115**	**+4.3%**	**120**	**+0.0%**	**446**	**391**	**+14.1%**
Cost / Income	47.4%	45.3%	+2.1 pt	44.7%	+2.7 pt	46.1%	48.0%	-1.9 pt
Allocated Equity (Ebn)						2.0	1.8	+9.9%

BNP PARIBAS

Securities Services

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**148**	**143**	**+3.5%**	**146**	**+1.4%**	**609**	**600**	**+1.5%**
Operating Expenses and Dep.	-119	-117	+1.7%	-117	+1.7%	-474	-476	-0.4%
Gross Operating Income	**29**	**26**	**+11.5%**	**29**	**+0.0%**	**135**	**124**	**+8.9%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**29**	**26**	**+11.5%**	**29**	**+0.0%**	**135**	**124**	**+8.9%**
Amortisation of Goodwill	-3	-6	-50.0%	-5	-40.0%	-17	-24	-29.2%
Other Non Operating Items	-6	-6	+0.0%	-3	n.s.	-11	-18	-38.9%
Pre-Tax Income	**20**	**14**	**+42.9%**	**21**	**-4.8%**	**107**	**82**	**+30.5%**
Cost / Income	80.4%	81.8%	-1.4 pt	80.1%	+0.3 pt	77.8%	79.3%	-1.5 pt
Allocated Equity (Ebn)						0.3	0.3	-4.9%

BNP PARIBAS

AMS: Breakdown of Assets by Type of Clientele


€276 bn
€292 bn
33%
31%
Corporates & Institutionals
59%
60%
Individuals
8%
9%
Distribution through partnerships
31.12.03
31.12.04


BNP PARIBAS
Asset Management Business 4Q04:
Breakdown of AUM
31/12/03
Monetary
31%
Bonds
31%
Equity
17%
Diversified
10%
Guaranteed,
Structured and
Alternative
11%
31/12/04
Monetary
30%
Bonds
31%
Equity
17%
Diversified
10%
Guaranteed,
Structured and
Alternative
12%
Results 31.12.2004
AM
GROUP
RETAIL
AMS
CIB
83

BNP PARIBAS

Corporate and Investment Banking

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**1,410**	**1,326**	**+6.3%**	**1,327**	**+6.3%**	**5,685**	**5,818**	**-2.3%**
*Incl. Trading Revenues**	*721*	*719*	*+0.3%*	*665*	*+8.4%*	*3,053*	*3,456*	*-11.7%*
Operating Expenses and Dep.	-835	-751	+11.2%	-757	+10.3%	-3,243	-3,384	-4.2%
Gross Operating Income	**575**	**575**	**+0.0%**	**570**	**+0.9%**	**2,442**	**2,434**	**+0.3%**
Provisions	-21	-149	-85.9%	27	n.s.	-58	-633	-90.8%
Operating Income	**554**	**426**	**+30.0%**	**597**	**-7.2%**	**2,384**	**1,801**	**+32.4%**
Amortisation of Goodwill	-10	-3	n.s.	-7	+42.9%	-26	-17	+52.9%
Other Non Operating Items	19	-1	n.s.	17	+11.8%	90	95	-5.3%
Pre-Tax Income	**563**	**422**	**+33.4%**	**607**	**-7.2%**	**2,448**	**1,879**	**+30.3%**
Cost / Income	59.2%	56.6%	+2.6 pt	57.0%	+2.2 pt	57.0%	58.2%	-1.2 pt
Allocated Equity (Ebn)						7.5	6.9	+7.9%
Pre-Tax ROE						33%	27%	+6 pt

* *Including customer activity and related revenues*

At constant scope and exchange rates	4Q04 / 4Q03	2004 / 2003
Net Banking Income	**+11.2%**	**+0.1%**
Operating Expenses and Dep.	+13.8%	-2.4%
Gross Operating Income	**+7.6%**	**+3.6%**
Provisions	-86.5%	-90.7%
Operating Income	**+44.0%**	**+37.6%**
Pre-Tax Income	**+48.9%**	**+35.8%**

Results 31.12.2004

GROUP RETAIL AMS CIB

84



BNP PARIBAS

CIB 2004: Leading Position Confirmed

	2004	2003
BOND ISSUES *(Bookrunners)*		
Corporate Eurobond Issues	# 2	# 2
All issues in European markets	# 8	# 8
SPECIALISED FINANCE		
Project finance (Mandated Lead Arranger)	# 1	# 4
Syndicated loans in Europe (volume) (Bookrunner)	# 3	# 5
Leveraged Loans in Europe(Bookrunner)	# 5	# 3
CORPORATE FINANCE		
Mergers and Acquisitions in Europe *	# 5	# 13
Equity and Equity Linked in Europe	# 10	# 8
International convertible bond issues in Europe	# 4	# 7

Sources: IFR - Thomson Financial, Dealogic
** Transactions completed, by amount*

BNP PARIBAS

Advisory and Capital Markets

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	825	827	-0.2%	765	+7.8%	3,399	3,835	-11.4%
Operating Expenses and Dep.	-548	-494	+10.9%	-512	+7.0%	-2,230	-2,407	-7.4%
Gross Operating Income	277	333	-16.8%	253	+9.5%	1,169	1,428	-18.1%
Provisions	-3	-9	n.s.	0	n.s.	-9	0	n.s.
Operating Income	274	324	-15.4%	253	+8.3%	1,160	1,428	-18.8%
Non Operating Items	-21	-6	n.s.	-4	n.s.	-19	102	n.s.
Pre-Tax Income	253	318	-20.4%	249	+1.6%	1,141	1,530	-25.4%
Cost / Income	66.4%	59.7%	+6.7 pt	66.9%	-0.5 pt	65.6%	62.8%	+2.8 pt
Allocated Equity (Ebn)						2.8	2.7	+3.6%

BNP PARIBAS

Financing Businesses

In millions of euros	4Q04	4Q03	4Q04 / 4Q03	3Q04	4Q04 / 3Q04	2004	2003	2004 / 2003
Net Banking Income	**585**	**499**	**+17.2%**	**562**	**+4.1%**	**2,286**	**1,983**	**+15.3%**
Operating Expenses and Dep.	-287	-257	+11.7%	-245	+17.1%	-1,013	-977	+3.7%
Gross Operating Income	**298**	**242**	**+23.1%**	**317**	**-6.0%**	**1,273**	**1,006**	**+26.5%**
Provisions	-18	-140	n.s.	27	n.s.	-49	-633	-92.3%
Operating Income	**280**	**102**	**x2.7**	**344**	**-18.6%**	**1,224**	**373**	**x3.3**
Non Operating Items	30	2	n.s.	14	n.s.	83	-24	n.s.
Pre-Tax Income	**310**	**104**	**x3.0**	**358**	**-13.4%**	**1,307**	**349**	**x3.7**
Cost/ Income	49.1%	51.5%	-2.4 pt	43.6%	+5.5 pt	44.3%	49.3%	-5.0 pt
Allocated Equity (Ebn)						4.7	4.3	+10.6%

BNP PARIBAS

VAR (1 day - 99%) by Type of Risk

In millions of euros


Total 27 28 39 37 56 32 40 28 23 38 22 22 25 28 27 19
31.03.01
29.06.01
28.09.01
31.12.01
29.03.02
28.06.02
30.09.02
31.12.02
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
30.09.03
31.12.04
Credit
Interest rate
Equities
Change and others
Commodities
Netting

Inclusion in 4Q03 of credit risk, previously included and netted in the "interest rate" risk


BNP PARIBAS

BNP Paribas Capital

4Q04	4Q03	3Q04	In millions of euros	2004	2003
14	50	144	Net Capital Gains	688	584
8	-35	-3	Other Net Income	3	-49
-7	-10	-8	Operating Expenses and Dep.	-30	-39
15	5	133	Pre-Tax Income	661	496

- Continued disinvestments of directly held stakes and investments in private equity funds
- Portfolio Value:
  - ➩estimated value: €3.7bn (€3.9 bn as at 31/12/03)
  - ➩unrealised capital gains: €1.4bn (€1.2bn as at 31/12/03)



Investor Relations & Financial Information

Philippe Aguignier +33 (1) 40 14 63 58
Irène Chesnais +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

IR Web Site : http://invest.bnpparibas.com


BNP PARIBAS

82-3757


BNP PARIBAS

ARLS
12-31-04

CONSOLIDATED FINANCIAL STATEMENTS

Results as at 31 December 2004

(Unaudited)

- CONTENTS -

CONSOLIDATED BALANCE SHEET

A S S E T S

In millions of euros, at 31 December	2004	2003	2002
Interbank and money market items (note 3):			
Cash and amounts due from central banks and post office banks	6,843	5,287	9,884
Treasury bills and money market instruments (note 5)	128,400	106,671	83,990
Due from credit institutions	180,443	162,950	146,512
Total interbank and money market items	**315,686**	**274,908**	**240,386**
Customer items (note 4):			
Due from customers	237,508	201,611	204,719
Leasing receivables	20,572	20,362	20,622
Total customer items	**258,080**	**221,973**	**225,341**
Bonds and other fixed income instruments (note 5)	**66,899**	**55,005**	**41,964**
Equities and other variable income instruments (note 5)	**72,254**	**52,506**	**22,616**
Insurance company investments (note 6)	**69,501**	**62,275**	**57,154**
Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment (note 7)			
Investments in non-consolidated undertakings and other participating interests	2,609	2,160	5,872
Equity securities held for long-term investment	3,514	4,612	5,407
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**6,123**	**6,772**	**11,279**
Investments in companies carried under the equity method:			
Financial sector companies	737	1,436	1,557
Non-financial sector companies	1,024	195	238
Total investments in companies carried under the equity method (note 9)	**1,761**	**1,631**	**1,795**
Tangible and intangible assets (note 11)	**9,582**	**9,008**	**8,640**
Goodwill (note 12)	**6,244**	**5,578**	**6,547**
Accrued income and other assets (note 13)	**99,808**	**93,420**	**94,597**
Total assets	**905,938**	**783,076**	**710,319**
COMMITMENTS GIVEN			
Financing commitments given (note 23)	172,641	156,287	140,398
Guarantees and endorsements given (note 23)	66,148	56,865	60,226
Commitments related to securities to be delivered (note 23)	8,241	7,389	7,960
Insurance company commitments	466	1,297	914
Commitments incurred on forward and options contracts (note 24)	20,342,970	18,356,809	13,959,842

LIABILITIES AND SHAREHOLDERS' EQUITY

In millions of euros, at 31 December	2004	2003	2002
Interbank and money market items (note 14):			
Due to central banks and post office banks	256	60	159
Due to credit institutions	244,707	191,194	177,746
Total interbank and money market items	**244,963**	**191,254**	**177,905**
Customer items (note 15)	**237,712**	**210,621**	**195,569**
Debt securities:			
Retail certificates of deposit (note 15)	6,712	4,933	6,708
Interbank market securities (note 14)	1,175	1,025	1,025
Negotiable certificates of deposit (note 15)	83,844	67,014	64,913
Bonds, including short-term portion (note 16)	11,094	9,952	11,260
Other debt instruments	1,141	177	151
Total debt securities	**103,966**	**83,101**	**84,057**
Technical reserves of insurance companies (note 17)	**69,378**	**61,808**	**56,526**
Accrued expenses and other liabilities (note 18)	**198,128**	**184,820**	**145,836**
Badwill (note 12)	**15**	**18**	**22**
Provision for contingencies and charges (note 19)	**3,764**	**4,045**	**4,144**
Subordinated debt (note 20)	**12,242**	**13,226**	**14,283**
Reserve for general banking risks (note 21)	**752**	**843**	**997**
Minority interests in consolidated subsidiaries (note 22)	**4,824**	**5,019**	**4,535**
Shareholders' equity (note 22):			
Share capital	1,769	1,806	1,790
Additional paid-in capital in excess of par and premium on acquisition	10,340	11,017	10,804
Retained earnings	13,417	11,737	10,556
Net income	4,668	3,761	3,295
Total shareholders' equity	**30,194**	**28,321**	**26,445**
Total liabilities and shareholders' equity	**905,938**	**783,076**	**710,319**
COMMITMENTS RECEIVED			
Financing commitments received (note 23)	35,251	43,976	21,536
Guarantees and endorsements received (note 23)	50,212	42,951	43,824
Commitments related to securities to be received (note 23)	9,570	7,852	15,037
Insurance company commitments	1,807	2,801	2,065

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	2004	2003	2002
Interest income	*28,332*	*27,174*	*31,606*
Interest expense	*(22,213)*	*(20,663)*	*(26,222)*
Net interest income (note 28)	6,119	6,511	5,384
Income on equities and other variable income instruments (note 31)	294	283	323
Commission income	*7,098*	*6,319*	*6,160*
Commission expense	*(2,411)*	*(2,026)*	*(1,982)*
Net commission income (note 32)	4,687	4,293	4,178
Net gains on trading account securities	4,713	4,407	4,687
Net gains on securities available for sale	453	190	139
Other banking income	*1,005*	*970*	*1,134*
Other banking expenses	*(904)*	*(880)*	*(911)*
Net other banking income	101	90	223
Underwriting result and net investment income of insurance companies (note 33)	1,919	1,658	1,440
Net income from other activities	537	503	419
Net banking income (note 38)	**18,823**	**17,935**	**16,793**
Operating expense:			
Salaries and employee benefits, including profit-sharing (note 34)	(6,872)	(6,763)	(6,445)
Other administrative expenses	(3,965)	(3,764)	(3,892)
Total operating expense	(10,837)	(10,527)	(10,337)
Depreciation, amortisation and provisions on tangible and intangible assets	(755)	(758)	(618)
Gross operating income (note 38)	**7,231**	**6,650**	**5,838**
Net additions to provisions for credit risks and country risks (note 8)	(678)	(1,361)	(1,470)
Operating income (note 38)	**6,553**	**5,289**	**4,368**
Share of earnings of companies carried under the equity method (note 9)	194	131	80
Gains on long-term investments and changes in provisions (note 36)	843	912	903
Income before tax, non-recurring items, amortisation of goodwill and movements in the reserve for general banking risks	**7,590**	**6,332**	**5,351**
Net non-recurring expense (note 37)	(389)	(494)	(174)
Corporate income tax (note 39)	(1,830)	(1,481)	(1,175)
Amortisation of goodwill	(384)	(399)	(366)
Movements in the reserve for general banking risks	88	147	2
Minority interests	(407)	(344)	(343)
Net income	**4,668**	**3,761**	**3,295**
Basic earnings per share, in euros (1)	**5.55**	**4.31**	**3.78**
Diluted earnings per share, in euros (2)	**5.53**	**4.28**	**3.74**

(1) After the two-for-one share-split.

(2) In accordance with Accounting Standards Committee (CRC) standard 99-07, earnings per share are also presented on a diluted basis, calculated in line with the method recommended by the French Accounting Board (OEC) in opinion No. 27. The method used to calculate diluted earnings per share also complies with IAS 33 "Earnings per share". Diluted earnings per share correspond to net income for the year divided by the weighted-average number of shares outstanding, adjusted for the maximum number of potential ordinary shares, corresponding to dilutive instruments. Stock options are taken into account in the calculation of diluted earnings per share by the treasury stock method which is also allowed under IAS 33.

In millions of euros	2004	2003	2002
Long-term sources of funds			
Funds provided from shareholders' equity			
From operations:			
Consolidated net income (group share and minority interest)	5,075	4,105	3,638
Depreciation and amortisation	755	758	618
Net additions to provisions	310	1,200	1,764
Share of earnings of companies carried under the equity method	(194)	(131)	(80)
Total funds provided from operations	**5,946**	**5,932**	**5,940**
Dividends paid	(1,842)	(1,541)	(1,322)
Other changes in shareholders' equity:			
Group share	(2,252)	120	(2,482)
Minority interests	(273)	424	1,253
Decrease in reserve for general banking risks	(91)	(154)	(10)
(Decrease) increase in subordinated debt	(984)	(1,057)	1,245
Increase in shareholders' equity and other long-term capital	**504**	**3,724**	**4,624**
Funds provided from other sources:			
Increase (decrease) in interbank items (liabilities)	53,709	13,349	(42,391)
Increase (decrease) in customer deposits	27,091	15,052	(20,527)
Increase (decrease) in debt securities	20,865	(956)	(3,806)
Increase in technical reserves of insurance companies	7,570	5,282	1,321
Increase (decrease) in other financial items	6,977	40,030	(7,243)
Increase (decrease) in other sources of funds	**116,212**	**72,757**	**(72,646)**
Total increase (decrease) in sources of funds	**116,716**	**76,481**	**(68,022)**
Uses:			
Increase (decrease) in interbank items (assets)	19,043	11,790	(33,706)
Increase (decrease) in customer loans	36,829	(2,182)	(8,129)
Increase (decrease) in securities	45,543	63,104	(34,439)
Increase in insurance company investments	7,226	5,121	944
Increase (decrease) in long-term investments	6,746	(2,478)	5,564
Increase in tangible and intangible assets	1,329	1,126	1,744
Total increase (decrease) in uses of funds	**116,716**	**76,481**	**(68,022)**

NOTE 1 – ACCOUNTING POLICIES

The consolidated financial statements of the BNP Paribas Group have been prepared in accordance with French generally accepted accounting principles applicable in the banking industry.

YEAR-ON-YEAR COMPARISONS

In 2004, the BNP Paribas Group changed the method used to recognise in the profit and loss account revenues related to payouts made by venture capital funds in which the Group holds units. These amounts were previously deducted in full from the cost of the units in the funds held, whereas only the portion of payout revenues received corresponding to the repaid initial investment is now deducted from the cost of the units, with any realised gains paid out by the fund taken to the profit and loss account in accordance with standard industry practices. The units in the funds are still valued at the lower of historical cost thus amortised and the equity in the underlying revalued net assets which they represent. The impact of this change in the method used to record fund payouts resulted in the recognition of EUR 167 million in net gains on long-term investments in 2004, including EUR 100 million in revenues received in prior periods.

Application by the BNP Paribas Group of decree no. 2002-970 amending the French Insurance Code and *Comité de la Réglementation Comptable* standard CRC 2002-09 concerning the use and accounting treatment of forward financial instruments by insurance companies did not have a material impact on opening shareholders' equity at 1 January 2003 and does not affect period-on-period comparisons.

Standard CRC 2002-10 relating to the depreciation, amortisation and impairment of assets – amended by standard CRC 2003-07 of 12 December 2003 – contains measures concerning the date and consequences of the standard's first-time application, which is compulsory from 1 January 2005. The Group has not opted for early application and is not affected by the applicable transitional measures relating to provisions for major repairs. Moreover, as the Group has not identified any material expenses relating to major repairs based on multi-year programmes, this standard had no impact on the Group's opening shareholders' equity at 1 January 2003.

Standard CRC 2002-03 dealing with credit risks, the classification methods to be applied to doubtful and restructured loans, and loan restructurings at below market rates of interest, has been adopted as from 1 January 2003, based on the opinion issued by the *Comité d'Urgence* du CNC (no. 2003-G) on 18 December 2003, and the CNC's press release of 21 November 2003. For the BNP Paribas Group, the effect of applying this method was a reduction in opening shareholders' equity at 1 January 2003 of EUR 33 million after tax, corresponding to the difference between the new interest rate on restructured loans classified as sound and the lower rate between the original rate of interest and the market rate prevailing on the restructuring date. The discounted interest differential will be taken into account in determining the lending margin on the loans concerned. Application of the new standard led to the reclassification under irrecoverable loans of EUR 540 million worth of loans previously considered as giving rise to a country risk. The loans in question consist of restructured loans that are once again in default. The corresponding provisions, in the amount of EUR 273 million, which were previously included in provisions for country risks, were reclassified in 2003 under provisions for specific risks.

This standard also introduced two sub-categories of loans: sound loans restructured not at market terms, which are included under sound loans, and irrecoverable loans which are included under doubtful loans.

The *Comité d'Urgence's* opinion dated 21 January 2004 provides guidelines on the accounting treatment of the consequences of certain provisions of the Pensions Reform Act (Act no. 2003-775 dated 21 August 2003). Under the new rules, employees can elect to retire before the age of 65, but cannot be required to do so by their employer. The statutory retirement bonus payable when they retire is subject to payroll taxes. Previously, retirement bonuses paid to employees who retired at their employer's request were exempt from payroll taxes. The actuarial assumptions used to calculate BNP Paribas' related benefit obligation were therefore revised to take account of these changes, and an additional provision of EUR 229 million was recorded in 2003 (see note 37) in order to provide for the obligation in full, in accordance with Group policies.

PRINCIPLES AND BASIS OF CONSOLIDATION

SCOPE OF CONSOLIDATION

The consolidated financial statements include the financial statements of BNP Paribas and of all subsidiaries whose financial statements are material in relation to the consolidated financial statements of the Group as a whole. Subsidiaries are considered as being material if they contribute over EUR 8 million to consolidated net banking income, EUR 4 million to gross operating income or income before tax and amortisation of goodwill or EUR 40 million to total consolidated assets. Companies that hold shares in consolidated companies are also consolidated.
Entities over which a Group company exercises *de facto* control, by virtue of contractual provisions or the entity's articles of association, are consolidated even in cases where the Group does not hold an interest in their capital. However, entities in which powers are not exercised in the sole interests of a Group company but in a fiduciary capacity on behalf of third parties and in the interests of all of the parties involved, none of which exercises exclusive control over the entity, are not consolidated.

NOTE 1 – ACCOUNTING POLICIES (cont'd)

De facto control is considered as being exercised when more than one of the following three criteria are met:

- The Group has decision-making powers, with or without management powers, over the routine operations or the assets of the entity, as evidenced in particular by the power to wind up the business, amend its articles of association or formally oppose any such amendments;

- The Group is entitled to all or the majority of the entity's economic benefits, whether distributed or appropriated to reserves, and has the right to sell one or several assets and to benefit from any assets remaining after the entity has been liquidated;

- The Group is exposed to the majority of the risks relating to the entity. This is the case if a Group company gives a guarantee to external investors, in order to substantially reduce those investors' risk.

In cases where the Group does not hold an interest in the capital, an entity is consolidated when two of the above three criteria are met. In accordance with standard CRC 2004-04, the first of these three criteria is critical to assessing whether *de facto* control is exercised over entities set up in connection with the sale of proprietary loan portfolios, including *fonds communs de créances* (securitization funds) governed by French law and foreign entities offering equivalent guarantees to those existing in France. Retaining the majority of risks and rewards related to sold loans is equivalent to presuming that a substantial portion of decision-making powers has been retained.

Entities whose shares have been acquired exclusively with a view to their subsequent disposal are not consolidated. This is the case of shares which are intended to be sold in connection with the active management of the portfolio held by BNP Paribas Capital. Additionally, if the Group's ability to control the operating policies and assets of a subsidiary or affiliate is severely and permanently restricted, the subsidiary or affiliate is not consolidated. Shares in these companies are recorded in the consolidated balance sheet under "Investments in non-consolidated undertakings and other participating interests".

CONSOLIDATION METHODS

- **Fully-consolidated Companies**

Subsidiaries over which the Group exercises exclusive control are fully consolidated, including subsidiaries whose financial statements are presented in a different format and which are engaged in a business that represents an extension of the Group's banking and financial services businesses or a related business, including insurance, real estate investment, real estate development and data processing services.

Exclusive control is considered as being exercised in cases where the Group is in a position to manage the subsidiary's financial and operating policies with a view to benefiting from its business, as a result of:

- direct or indirect ownership of the majority of voting rights of the subsidiary; or
- the designation in two successive years of the majority of the members of the Board of Directors, Supervisory Board or equivalent. This is considered to be the case if a Group company holds over 40% of the voting rights during the two-year period and no other shareholder holds a larger percentage, directly or indirectly; or
- the right to exercise dominant influence over the subsidiary by virtue of contractual provisions or the articles of association, provided that the Group company exercising the dominant influence is a shareholder or partner of the subsidiary. Dominant influence is considered as being exercised in cases where the Group company is in a position to use or decide on the utilisation of the subsidiary's assets, liabilities or off balance sheet items as if they were its own. In the absence of contractual provisions or provisions of the articles of association, a Group company is considered as exercising dominant influence over a credit institution in cases where it holds at least 20% of the voting rights and no other shareholder or group of shareholders holds a larger percentage.

- **Proportionally-consolidated Companies**

Jointly-controlled companies are consolidated by the proportional method. Joint control is considered as being exercised in cases where the concerned company is managed jointly by a limited number of shareholders or partners which together determine the company's financial and operating policies.

NOTE 1 – ACCOUNTING POLICIES (cont'd)

- **Companies Accounted for by the Equity Method**

Companies in which the Group exercises significant influence over financial and operating policies without having control are accounted for by the equity method. Significant influence may be exercised through representation on the Board of Directors, Supervisory Board or equivalent, or participation in strategic decisions, or as a result of significant business dealings with the company, or exchanges of management personnel or technical dependence. Significant influence over financial and operating policies is considered as being exercised in cases where the Group holds at least 20% of the voting rights, directly or indirectly.

Companies that are less than 20% owned are not consolidated except in cases where they constitute a strategic investment and the Group effectively exercises significant influence. This is the case of companies developed in partnership with other groups, where the BNP Paribas Group participates in strategic decisions affecting the company as a member of the Board of Directors, Supervisory Board or equivalent, exercises influence over the company's operational management by supplying management systems or decision-making aids, and provides technical assistance to support the company's development.

CONSOLIDATION PRINCIPLES

Cost of Shares in Consolidated Companies, Goodwill, Valuation Adjustments

- **Cost of Shares in Consolidated Companies**

The cost of shares in consolidated companies is equal to the purchase price paid to the vendor by the buyer plus material transaction costs, net of the corresponding tax savings.

- **Goodwill**

Goodwill, corresponding to the difference between the cost of shares in consolidated companies and the Group's equity in the assets, liabilities and off balance sheet items of the company at the date of acquisition, after valuation adjustments, is amortised by the straight-line method over the estimated period of benefit, not to exceed 20 years. The amortisation period is determined on a case-by-case basis depending on the specific conditions relating to each acquisition.

Where there is an indication that the recoverable value of goodwill could be lower than its net carrying value, an impairment test is carried out in order to assess whether an impairment loss should be recorded. The impairment test may be based on several different methods, depending on the business concerned, including discounted future cash flows estimated using the company's medium-term business plan.

- **Valuation Adjustments**

Valuation adjustments, corresponding to the difference between the amount of assets, liabilities and off balance sheet items of the acquired company as restated according to Group accounting policies and their book value in the accounts of the acquired company, are recorded in the consolidated balance sheet in accordance with generally accepted accounting principles applicable to the items concerned.

Valuation adjustments of assets and liabilities of companies accounted for under the equity method are included in "Investments in companies carried under the equity method".

Change in Percent Interests in Consolidated Companies

In the case of an increase in the Group's percent interest in a consolidated company, additional goodwill is recorded and amortised by the method described above. If the Group's percent interest is reduced without resulting in the subsidiary being deconsolidated, a corresponding percentage of the unamortised goodwill is written off. This is the case, in particular, following a capital transaction that has the effect of diluting the interest of the company holding the shares.

Intercompany Balances and Transactions

Income and expenses on material intercompany transactions involving fully or proportionally consolidated companies or companies accounted for by the equity method are eliminated in consolidation. Intercompany receivables, payables, commitments, income and expenses between fully or proportionally consolidated companies are also eliminated.

Lease Financing

Finance leases where the Group is lessor are recorded in the consolidated balance sheet under "Leasing receivables" in an amount corresponding to the net investment in the lease and not the net book value in the individual company accounts determined in accordance with legal and tax rules. Lease payments are analysed between amortisation of the net investment and interest income.

NOTE 1 – ACCOUNTING POLICIES (cont'd)

Deferred taxes are recorded on the total difference between accumulated book depreciation of the leased assets and accumulated amortisation of the net investment in the lease. This difference is recorded under "Shareholders' equity" net of deferred taxes.

Foreign Currency Translation

All monetary and non-monetary assets and liabilities of foreign subsidiaries and branches that are denominated in foreign currencies are translated at the year-end exchange rate. Differences arising from the translation of profit and loss account items of foreign subsidiaries at the average rate for the period and the period-end rate are recorded in shareholders' equity, under "Cumulative translation adjustment", net of minority interests. The same accounting treatment is applied to differences arising from the translation of capital made available to foreign branches. Differences arising from the translation of the results of foreign branches are treated as operating positions that can be repatriated and are therefore recognised in the consolidated profit and loss account.

BNP Paribas Shares Held Within the Group

BNP Paribas shares held within the Group are valued and accounted for as follows:

- Shares acquired in order to stabilise the share price or in connection with index trading and arbitrage transactions are recorded under "Trading account securities" at their market price.
- Shares held for allocation to employees are recorded at the lower of cost and market price under "Securities available for sale". Where appropriate, a provision is booked for the difference between the cost of the shares and the exercise price of the related employee stock purchase options.
- Shares not acquired specifically for any of the above purposes or that are intended to be cancelled are deducted from consolidated shareholders' equity at cost. If the shares are subsequently sold instead of being cancelled, the gain or loss on disposal and the corresponding tax are posted to retained earnings.

Consolidation of Insurance Companies

The specific accounting principles and valuation rules applicable to insurance companies are also used for BNP Paribas consolidation purposes. The balance sheet, profit and loss account and off balance sheet items of fully consolidated insurance subsidiaries are included under similar captions in the consolidated financial statements, with the exception of the following items:

- **Insurance Company Investments**

The investments of insurance companies include admissible assets related to unit-linked business, as well as property investments and various other investments, including shares in related companies, concerning life and other business. Property investments are stated at cost, excluding transaction costs. Buildings are depreciated over their estimated useful lives. Admissible assets related to unit-linked business are stated at the realisable value of the underlying assets at the year-end.

Fixed or variable income marketable securities are stated at cost. Fixed income securities are valued and accounted for using the same method as debt securities held to maturity. However, when the market value of listed variable income securities consistently remains more than 20% below their net book value (30% for securities traded on volatile markets) for a period of over six months, an analysis is carried out to ascertain whether or not it is necessary to record a provision for permanent impairment in value. If such a provision is considered necessary, it is calculated based on the realisable value of the securities concerned. Realisable value is determined using a multi-criteria approach including the discounted future cash flows and net asset value methods, as well as analysis of ratios commonly used to assess future yields and exit opportunities. The valuation is performed separately for each line of securities, taking into account the planned holding period. Securities held for sale are written down to their probable realisable value, based on stock market prices, where appropriate.

The realisable value of buildings is calculated when the valuation performed by professional qualified valuers is more than 20% below the net book value, and is based on the discounted future cash flows expected to be generated by each building over the planned holding period. A provision is recorded when necessary, on a building-by-building basis, to cover the difference between the net book value and the realisable value. In the case of buildings held for sale, provisions are calculated based on the valuation performed by the professional qualified valuers.

- **Technical Reserves of Insurance Companies**

Technical reserves correspond to the insurance company's commitments towards policyholders and the insured. Technical reserves for unit-linked business are determined based on the value of the underlying assets at the year-end. Life premium reserves consist primarily of mathematical reserves corresponding to the difference between the present value of the insurer's commitments and those of the policyholder, taking into account the probability of their settlement. Non-life technical reserves include unearned premium reserves (corresponding to the fraction of written premiums relating to the following period or periods) and outstanding claims reserves, which include reserves for claims handling costs.

In the individual statutory accounts of Group insurance companies, a capitalisation reserve is set up at the time of sale of amortisable securities, in order to defer part of the net realised gain and thus maintain the yield-to-maturity of the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified under "Policyholders' surplus".

Policyholders' surplus also includes the funds set aside to top up the return offered to holders of life insurance policies in future years, as necessary.

- **Underwriting Result and Net Investment Income of Insurance Companies**

This caption mainly includes earned premiums, paid claims and changes in outstanding claims reserves, and net investment income, excluding profits on intercompany transactions with Group banking entities.

OTHER SIGNIFICANT ACCOUNTING POLICIES

INTERBANK AND MONEY MARKET ITEMS, CUSTOMER ITEMS

Amounts due from credit institutions include all subordinated and unsubordinated loans made in connection with banking transactions with credit institutions, with the exception of debt securities. They also include assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between demand loans and deposits and term loans and time deposits.

Amounts due from customers include loans to customers other than credit institutions, with the exception of loans represented by debt securities issued by customers, assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between commercial loans, customer accounts in debit and other loans.

Outstanding loans and confirmed credit facilities are classified into sound loans – including sound restructured loans – and doubtful loans. The same classification is performed for credit risks attached to forward financial instruments whose present value represents an asset for the Group.

Credit risks on outstanding loans and confirmed credit facilities are monitored using an internal rating system, based on two key parameters: the probability of default by the counterparty, expressed as a rating, and the overall recovery rate determined by reference to the type of transaction. There are 12 counterparty ratings, ten covering sound loans and two corresponding to doubtful loans and loans classified as irrecoverable.

Doubtful loans are defined as loans where the bank considers that there is a risk of borrowers being unable to honour all or part of their commitments. This is considered to be the case of all loans on which one or more instalments are more than three months overdue (six months in the case of real estate loans and twelve months for loans to local governments), as well as loans for which legal collection procedures have been launched. When a loan is classified as doubtful, all other loans and commitments to the debtor are automatically assigned the same classification.

A provision is booked on these loans, for an amount corresponding to the portion of the outstanding principal that is not expected to be recovered plus unpaid interest. In all cases, the provision at least covers the total amount of accrued interest, unless the value of the guarantees held by the bank covers the principal and all or part of the interest due. Guarantees include mortgages and pledges on assets, as well as credit derivatives acquired by the Bank as a protection against credit losses.

In the case of doubtful loans where the debtor has resumed making regular payments in accordance with the original repayment schedule, the loan is reclassified as sound. Doubtful loans that have been restructured are also reclassified as sound, provided that the restructuring terms are met. If a restructured loan reclassified as sound is not at market terms, it is recorded in a separate account at nominal value less a discount corresponding to the difference between the new interest rate and the lower rate between the original rate of interest and the market rate prevailing at the time of the restructuring. If any instalments on a restructured loan are not paid, whatever the terms of the restructuring, the loan is permanently reclassified as irrecoverable.

NOTE 1 – ACCOUNTING POLICIES (cont'd)

Small loans to private individuals in France which have been the subject of a "Neiertz Act" restructuring (loans to consumers who have accumulated unmanageable levels of debt) are reclassified as sound only when the account manager is satisfied that the client will be able to fulfil his or her repayment commitments until the entire loan has been repaid. No discount is applied to loans that are reclassified as sound, mainly by the specialised credit companies. However, a statistical provision is recorded, based on the estimated risk of losses. This provision is at least equal to the sum of the discounts that would have been deducted from the loans' carrying value.

Irrecoverable loans include loans to borrowers whose credit standing is such that after a reasonable time recorded in doubtful loans, no reclassification as sound loans is foreseeable, loans where an event of default has occurred, restructured loans where the borrower has once again defaulted and loans classified as doubtful for more than one year that are in default and are not secured by guarantees covering substantially all of the amount due.
Irrecoverable loans are written off when all legal and other avenues open to the Bank to secure payment of the amounts due have been exhausted.

Interbank and customer items are stated at their nominal value plus accrued interest. Discounts on restructured loans calculated as described above are deducted from the carrying value of the loan and amortised over the remaining life of the loan by the yield-to-maturity method.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions related to off balance sheet commitments, provisions for losses on interests in real estate development programmes, provisions for claims and litigation, provisions for unidentified contingencies and provisions for unforeseeable industry risks.

Additions to and recoveries of provisions, bad debts written off, recoveries on loans covered by provisions and discounts calculated on restructured loans are recorded in the profit and loss account under "Net additions to provisions for credit risks and country risks", with the exception of additions to provisions for accrued interest on non-performing loans which are included in net banking income together with the interest accrual. Amortisation of discounts on restructured loans, calculated by the yield-to-maturity method, is included in net banking income along with the interest on the loans.

Accrued interest is recorded periodically on sound loans – including restructured loans – and on doubtful loans that are not classified as irrecoverable. Interest on doubtful loans classified as irrecoverable is recorded in the profit and loss account on a cash basis.

SECURITIES

The term "securities" covers interbank market securities (mainly promissory notes and mortgage notes); Treasury bills and negotiable certificates of deposit; bonds and other fixed income instruments (whether fixed- or floating-rate); and equities and other variable income instruments.

In application of standard CRC 2000-02, securities are classified as "Trading account securities", "Securities available for sale", "Equity securities available for sale in the medium-term", "Debt securities held to maturity", "Equity securities held for long-term investment", "Other participating interests", and "Investments in non-consolidated undertakings". Investments in companies carried under the equity method are recorded on a separate line of the consolidated balance sheet.

Where a credit risk has occurred, fixed income securities held in the "available for sale" or "held to maturity" portfolio are classified as doubtful, based on the same criteria as those applied to doubtful loans and commitments.
Variable income securities may also be classified as doubtful if an issuer default risk has occurred. This is the case, in particular, where the issuer has filed for bankruptcy.

When securities exposed to counterparty risk are classified as doubtful and the related provision can be separately identified, the corresponding charge is included in "Provisions for credit risks and country risks".

- **Trading Account Securities**

Securities held for up to six months are recorded under "Trading account securities" and valued individually at market. Changes in market values are posted to income.

- **Securities Available for Sale**

This category includes securities held for at least six months, but which are not intended to be held on a long-term basis.

Bonds and other fixed income instruments are valued at the lower of cost (excluding accrued interest) and probable market value, which is generally determined on the basis of stock market prices. Accrued interest is posted to the profit and loss account under "Interest income on bonds and other fixed income instruments".

NOTE 1 – ACCOUNTING POLICIES (cont'd)

The difference between cost and the redemption price of fixed income securities purchased on the secondary market is prorated over the life of the securities and posted to the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Equities are valued at the lower of cost and probable market value, which is generally determined on the basis of stock market prices, for listed equities, or the BNP Paribas Group's share in net assets calculated on the basis of the most recent financial statements available, for unlisted equities. Dividends received are posted to income under "Income on equities and other variable income instruments" on a cash basis.

The cost of sold securities available for sale is determined on a first in, first out (FIFO) basis. Disposal gains or losses and additions to and reversals of lower of cost and market provisions are reflected in the profit and loss account under "Net gains on sales of securities available for sale".

- **Equity Securities Available for Sale in the Medium-Term**

This category corresponds to investments made for portfolio management purposes, with the aim of realising a profit in the medium term without investing on a long-term basis in the development of the issuer's business. "Equity securities available for sale in the medium-term" include venture capital investments.

"Equity securities available for sale in the medium-term" are recorded individually at the lower of cost and fair value. Fair value takes into account the issuer's general development outlook and the planned holding period. The fair value of listed stocks corresponds primarily to the average stock market price determined over an appropriately long period.

- **Debt Securities Held to Maturity**

Fixed income securities (mainly bonds, interbank market securities, Treasury bills and other negotiable debt securities) are recorded under "Debt securities held to maturity" to reflect the BNP Paribas Group's intention of holding them on a long-term basis, in principle to maturity. Bonds classified under this heading are financed by matching funds or hedged against interest rate exposure to maturity.

The difference between cost and the redemption price of these securities is prorated over the life of the securities in the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Interest on debt securities held to maturity is posted to income under "Interest income on bonds and other fixed income instruments".

A provision is made when a decline in the credit standing of an issuer jeopardises redemption at maturity.

- **Equity Securities Held for Long-Term Investment**

This category includes shares and related instruments that the BNP Paribas Group intends to hold on a long-term basis in order to earn a satisfactory long-term rate of return without taking an active part in the management of the issuing company but with the intention of promoting the development of lasting business relationships by creating special ties with the issuer.

"Equity securities held for long-term investment" are recorded individually at the lower of cost and fair value. Fair value is determined based on available information using a multi-criteria valuation approach, including the discounted future cash flows, sum-of-the-digits and net asset value methods as well as an analysis of ratios commonly used to assess future yields and exit opportunities for each line of securities. For simplicity, listed securities acquired for less than EUR 10 million may be valued based on the average stock market price over the last three months.

Gains and losses on sales of equity securities held for investment and provision movements are reported in the profit and loss account under "Gains (losses) on disposals of long-term assets".

Dividends received are posted to income under "Income on equities and other variable income instruments" on a cash basis.

- **Non-Consolidated Undertakings and Other Participating interests**

This category includes affiliates in which the Group exercises significant influence over management and investments considered strategic to the Group's business development. This influence is deemed to exist when the Group holds an ownership interest of at least 10%.

NOTE 1 – ACCOUNTING POLICIES (cont'd)

Investments in non-consolidated undertakings and other participating interests are recorded individually at the lower of cost and fair value. Fair value is determined based on available information using a multi-criteria valuation approach, including the discounted future cash flows, sum-of-the-digits and net asset value methods as well as an analysis of ratios commonly used to assess future yields and exit opportunities for each line of securities. For simplicity, listed securities acquired for less than EUR 10 million may be valued based on the average stock market price over the last three months.

Disposal gains and losses and provision movements are reported in the profit and loss account under "Gains (losses) on disposals of long-term assets".

Dividends are posted to "Income on equities and other variable income instruments" when they have been declared by the issuers' shareholders or on a cash basis when the shareholders' decision is not known.

- **Investments in Companies Carried under the Equity Method**

Changes in net assets of companies carried under the equity method are posted to assets under "Investments in companies carried under the equity method" and to consolidated reserves under "Retained earnings".

Valuation adjustments to these companies' assets and liabilities, recorded at the time of acquisition, are included in "Investments in companies carried under the equity method".

Goodwill arising on the acquisition of companies carried under the equity method is recorded in "Goodwill".

FIXED ASSETS

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. This transaction covered wholly-owned buildings and buildings leased to BNP SA (the parent company) by one of its specialised subsidiaries. These buildings are intended to be held on a long-term basis. The revaluation arising from this transaction has been posted to consolidated shareholders' equity net of the related deferred tax effect and a provision for deferred taxes has been recorded. Effective from 1994, the resulting unrealised capital gain is being written back to the consolidated profit and loss account in proportion to the additional depreciation charge taken by Compagnie Immobilière de France.

In order to reflect what appeared to be a lasting decline in the real estate market, the BNP Group wrote down the book value of the above real estate in 1997. The impact of this adjustment, net of the related deferred tax effect, was posted to consolidated shareholders' equity, consistent with the initial adjustment. This adjustment therefore has no impact on consolidated net income.

Other buildings and equipment are stated at cost or valued in accordance with France's appropriation laws of 1977 and 1978. Revaluation differences on non-depreciable assets, recorded at the time of these legal revaluations, are included in share capital.

Assets leased by the Bank from specialised subsidiaries are recorded as buildings, equipment and other under "Tangible and intangible assets".

The restructured real estate portfolio is depreciated over a fifty-year period starting from the date of transfer using the straight-line method. Depreciation of other fixed assets is computed using the straight-line method over their estimated useful lives.

BNP Paribas and its French subsidiaries depreciate tangible assets by the accelerated method in their individual company accounts. In the consolidated financial statements, depreciation is adjusted (in most cases using the straight-line method) to write off the cost of the depreciable assets over their estimated useful lives. Deferred taxes are calculated on the adjustment.

Depreciation of assets leased from Group leasing subsidiaries is reflected in the profit and loss account under "Depreciation, amortisation and provisions on tangible and intangible assets".

The capitalised cost of software purchased or developed for internal use is recorded under "Intangible assets" and amortised by the straight-line method over the probable period of use of the software, not to exceed five years.

Trade marks identified by the Group which have been acquired in a business combination are tested for impairment when there is an indication that they may be impaired.

NOTE 1 – ACCOUNTING POLICIES (cont'd)

INTERBANK AND MONEY-MARKET ITEMS AND CUSTOMER DEPOSITS

Amounts due to credit institutions are classified into demand accounts and time deposits and borrowings. Customer deposits are classified into regulated savings accounts and other customer deposits. These captions include securities and other assets sold under repurchase agreements. Accrued interest is recorded on a separate line.

DEBT SECURITIES

Debt securities are classified into retail certificates of deposit, interbank market securities, negotiable certificates of deposit, bonds and other debt instruments. This caption does not include subordinated notes which are recorded under "Subordinated debt".

Accrued interest on debt securities is recorded on a separate line of the balance sheet and is debited to the profit and loss account.

Bond issue and redemption premiums are amortised by the yield-to-maturity method over the life of the bonds. Bond issuance costs are amortised by the straight-line method over the life of the bonds.

COUNTRY RISK PROVISIONS

Provisions for country risk are based on the evaluation of non-transfer risk related to the future solvency of each of the countries at risk and on the systemic credit risk incurred by debtors in the event of a constant and durable deterioration of the overall situation and economies of these countries. Country risk provisions and writebacks are reflected in the profit and loss account under "Net additions to provisions for credit risks and country risks".

PROVISIONS FOR UNFORESEEABLE INDUSTRY RISKS

The Group records provisions for unforeseeable industry and other risks in order to cover losses and expenses that are not certain of being incurred and the amount of which cannot be reliably estimated. These provisions are reversed and replaced by specific provisions in cases where the loss or expense becomes certain and can be reliably estimated.

RESERVE FOR GENERAL BANKING RISKS

The BNP Paribas Group has set up a reserve for general banking risks in accordance with the principle of prudence.

Specific additions to, and deductions from, this reserve are reflected in the profit and loss account under "Movements in the reserve for general banking risks".

PROVISIONS NOT SET UP IN CONNECTION WITH BANKING OR BANKING-RELATED TRANSACTIONS

The Group records provisions for clearly identified risks and charges, of uncertain timing or amount. In accordance with current regulations, these provisions which are not connected with banking or banking-related transactions may only be recorded if the Group has an obligation to a third party at the year-end and no equivalent economic benefits are expected from that third party.

FORWARD FINANCIAL INSTRUMENTS

Forward financial instruments are purchased on various markets for use as specific or general hedges of assets and liabilities and for position management purposes.

- **Market Value of Financial Instruments**

Financial instruments are measured based on their market value when they are listed, or based on internal models where no organised market exists. The value determined by applying these models is adjusted to take into account inherent model and liquidity risks.

The market value of financial instruments for which a quoted price is not directly available is determined on the basis of the price of transactions carried out close to the year-end or prices obtained from brokers or counterparties, backed up by qualitative analyses.

- **Forward Interest Rate Instruments**

Interest rate futures and options contracts forming part of the trading portfolio and traded on organised exchanges are marked to market at the balance sheet date. Realised and unrealised gains and losses are taken to income under "Net gains (losses) on sales of trading account securities".

NOTE 1 – ACCOUNTING POLICIES (cont'd)

Gains and losses on certain OTC contracts representing isolated open positions are taken to income either when the contracts are unwound or on an accruals basis, depending on the nature of the instruments. Provisions for contingencies are booked to cover unrealised losses on a contract by contract basis, taking into account potential gains and losses on related specific hedges.

Income and expenses on interest rate contracts designated at the outset as hedging operations are recognised on a symmetrical basis with the income or expense on the underlying instrument.

- **Forward Currency Instruments**

Options contracts are marked to market and the resulting unrealised gains and losses are posted to income. A similar treatment is used for forward exchange contracts bought and sold for trading purposes. Hedging contracts are valued at the spot rate prevailing at the end of the year. Differences between the spot and forward rates (contango and backwardation) for hedged forward currency transactions are recognised on an accruals basis and posted to the profit and loss account over the life of the hedged transaction.

- **Equity And Equity Index Derivatives**

The BNP Paribas Group buys and sells equity and equity index options for trading and hedging purposes. In the case of trading transactions, unrealised gains and losses on contracts that have not been unwound by the balance sheet date are posted directly to income. Gains and losses on equity and equity index contracts designated as hedges are recognised on a symmetrical basis with the gain or loss on the underlying hedged instrument.

- **Composite Instruments**

Composite instruments (synthetic combinations of instruments recorded as a single instrument) are valued by aggregating the individual values of each basic instrument included in the composite. However, they are recorded for accounting purposes as a single instrument, with a single notional value off balance sheet and a single net movement in the consolidated profit and loss account.

- **Credit Risk Management Instruments**

Instruments intended to protect loan portfolios against counterparty risks are treated as guarantees received. Credit derivatives purchased and sold in connection with trading transactions and structured product sales are valued using internal models, based on market data where available. The revenue determined by applying these models is adjusted to take into account inherent model and liquidity risks.

CORPORATE INCOME TAX

BNP Paribas Group companies are subject to corporate income tax based on rules and rates prevailing in the countries in which they operate. In France, the standard corporate income tax rate is 33 1/3%. Long-term capital gains are currently taxed at a rate of 19%. Under the French Finance Act passed at the end of 2004, long-term capital gains will be taxed at 15% as from 2005 and gains on disposals of certain investments in non-consolidated undertakings will be taxed at 8% in 2006 and at 0% thereafter. Dividends received from companies in which the BNP Paribas Group has an ownership interest of more than 5% and which are covered by the parent-subsidiary tax regime are non-taxable.

The French government imposed a 3% surtax on corporate income for financial years 2002 to 2004 (reduced to 1.5% for 2005) in addition to the 3.3% surtax levied on corporate income since 1 January 2000. The BNP Paribas Group has taken these surtaxes into account to determine current taxes for each period concerned.

A charge for corporate income tax is taken in the period in which the related taxable income and expenses are booked, regardless of the period in which the tax is actually paid. BNP Paribas Group companies recognise deferred taxes based on all temporary differences between the book value of assets and liabilities and their tax basis according to the liability method, as well as future applicable tax rates once these have been approved. Recognition of deferred tax assets depends on the probability of recovery.

PROFIT-SHARING

As required by French law, BNP Paribas and its French subsidiaries provide for profit sharing in the year in which the profit arises, and report the provision under salaries in "Operating expense" in the consolidated profit and loss account.

NOTE 1 – ACCOUNTING POLICIES (cont'd)

PENSIONS AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS

Provision is made for long-service awards, supplementary pension benefits and other awards payable to active and retired employees, except where employer contributions are in full discharge of any future liabilities, in which case the contributions are charged to the profit and loss account in the period of payment.

PENSION OBLIGATIONS TOWARDS RETIRED EMPLOYEES

Upon retirement, BNP Paribas Group employees receive pensions according to the laws and practices prevailing in the countries where BNP Paribas Group companies operate.

In France, retired employees of the BNP Paribas Group's banking subsidiaries and affiliates are entitled to the following pension benefits starting 1 January 1994, pursuant to an industry-wide agreement on pensions signed in September 1993 between the *Association Française des Banques* and employee representatives:

- retirees receive pension benefits from the social security system and two nation-wide organisations, which are financed by contributions received from employers and employees. The systems operate on a pay-as-you-go basis.

- retirees receive additional benefits relative to services rendered prior to 1 January 1994, from the pension fund of the BNP Paribas Group and the banking industry pension funds with which certain French subsidiaries are affiliated. Funding for these additional benefits is provided by transfers from the pension funds' existing reserves and, if necessary, by employer contributions, which are limited to a percentage of payroll costs. The amount of such additional benefits is adjusted to reflect the funding level of the pension funds and may consequently be reduced in due proportion.

The contributions paid by BNP Paribas to these schemes are recorded in expenses for the period.

The working capital contributions made to the two nation-wide pension organisations in 1994 are treated as prepaid expenses and amortised over the average number of years left to retirement of BNP SA participating employees, which is currently twenty years. For Paribas employees, the contribution has been deducted from the reserves of the Paribas pension fund.

Outside France, BNP Paribas Group companies and their employees contribute to mandatory pension plans which are generally managed by independent organisations.

For defined benefit plans, the Group records provisions for benefit obligations where the present value of the obligation exceeds the market value of the plan assets. Benefit obligations are determined on an actuarial basis at each year end. The year-on-year increase or decrease in the net funded obligation, corresponding to actuarial differences arising from changes in demographic and financial assumptions or in estimated yields on plan assets, is recognised over the expected average remaining service lives of employees covered by the plans, net of an amount equal to a certain percentage of the discounted benefit obligation, set by convention at 10%. In the interest of prudence, the deferred portion of the actuarial difference is limited in all cases to an amount equivalent to that of the net change in the benefit obligation over the year.

For defined contribution plans, the Group records the contributions as an expense in the period they are paid.

OTHER EMPLOYEE BENEFITS

Under various agreements, the BNP Paribas Group is committed to pay early retirement, retirement and seniority bonuses, healthcare costs and other benefits to its employees in France and in most of the countries in which the Group does business.

Each year, BNP Paribas estimates the net present value of these commitments and adjusts the related provision, applying the same method as for pension benefits.

RECOGNITION OF REVENUE AND EXPENSES

Interest and fees and commissions qualified as interest are recognised on an accruals basis. Fees and commissions not qualified as interest that relate to the provision of services are recognised when the service is performed.

NET ADDITIONS TO PROVISIONS FOR CREDIT RISKS AND COUNTRY RISKS

Net additions to provisions for credit risks and country risks include expenses arising from the identification of counterparty risks, including country risks, litigation and fraud inherent to banking operations conducted with third parties. Net movements in provisions for contingencies and charges that do not fall under the category of such risks are classified in the profit and loss account according to their type.

NOTE 1 – ACCOUNTING POLICIES (cont'd)

FOREIGN CURRENCY TRANSACTIONS

Foreign exchange positions are generally valued at the official year-end exchange rate. Exchange gains and losses on transactions in foreign currency carried out in the normal course of business are recorded in the profit and loss account.

Exchange differences arising from the conversion at the year-end exchange rate of assets denominated in foreign currencies that are held on a long-term basis, including equity securities held for long-term investment, the capital made available to branches and other foreign equity investments, are not recognised in the profit and loss account.

NOTE 2 – SCOPE OF CONSOLIDATION

Changes in the scope of consolidation in 2003 and 2004 were as follows:

In 2003

Newly-consolidated companies

	Fully-consolidated companies	*Proportionally-consolidated companies*	*Companies accounted for by the equity method*
Acquisitions	Klépierre subsidiaries: Cinéma de l'esplanade (Belgium), Coimbra (Belgium), Delcis sr (Czech Republic), Klenor and Kletel (Portugal), Klépierre Athinon AE (Greece), Klépierre NEA Efkarpia (Greece), Klépierre Peribola Patras AE (Greece), SAS Marseille le Merlan, SGM H1, SGS H3, SNC KC20, Vinaza (Spain), Vignate (Italy).	Klépierre subsidiaries: Gondomar SGS (Portugal), Gondomar SGM (Portugal)	-
Newly-created entities and companies meeting the criteria for consolidation for the first time	BNP Paribas Arbitrage Issuance BV (Netherlands), BNP Paribas Assurance, BNP Paribas Emissions und Handelsgesellschaft (Germany), BNP Paribas Fixed Assets Ltd (United Kingdom), BNP Paribas Capital Trust LLC 6 (United States), BNP Paribas Peregrine Securities Korea Company Ltd, BNP Paribas US Medium Term Notes Program LLC (United States), BNP Paribas RCC Incorporation (United States), BNP Paribas US Structured Medium Term LLC (United States), BNP Paribas ZAO (Russia), Crisps Ltd (Cayman Islands), Dealremote Ltd (United Kingdom), Epimetheus Investments Ltd (Cayman Islands), Eurocredito (Spain), Forsete Investments SA (Luxembourg), FCC Domos 2003, Global Guaranteed Cliquet Investment Ltd (Cayman Islands), Global Hedged Equity Investment Ltd (Cayman Islands), Isis Factor Spa (Italy), Joconde SA (Luxembourg), Mexita Ltd no. 2 (Cayman Islands), Mexita Ltd no. 3 (Cayman Islands), Mexita Ltd no. 4 (Cayman Islands), Mistral Investment SA (Luxembourg), SAS Prêts et Services, Singapore Emma Finance 1 SAS, Sirocco Investment SA (Luxembourg), Tender Option Bond Municipal Program SPV (United States) Klépierre subsidiaries: Foncière de Louvain-la-Neuve (Belgium), SCI Tour Marcel Brot, SNC Sodevac, Sogecaec (Portugal)		Caisse d'Epargne Financement CEFI, Cetelem Brésil.

Companies excluded from the scope of consolidation

	Fully-consolidated companies	*Proportionally-consolidated companies*	*Companies accounted for by the equity method*
Disposals	BNP Finans a/s Norge (Norway), Cobepa subsidiary: Coparin (Luxembourg), Klépierre subsidiary: SAS Center Villepinte	-	Commercial Bank of Namibia Ltd CBON
Mergers	BNP Paribas Asset Management Institutionnels (merged with BNP Paribas Asset Management Group), BNP Private Bank & Trust Cie Bahamas Ltd (merged with United European Bank Trust Nassau), BNP Paribas Fund Administration (Luxembourg) (merged with Parvest Investment Management SA), Codexi (merged with Banexi Société Capital Risque), Paribas Santé International BV (merged with Paribas International BV), Safadeco SA and Safadeco SP (merged with BNP Paribas SA), UFB Factoring Italia and UFB Italia Spa (merged with BNP Paribas Lease Group Holding Spa) Banexi Communication, Opatra, Ottofrance International, Parfici, Paribas Santé, Société Générale Commerciale et Financière (merged with Société Centrale d'Investissement) Klépierre subsidiaries: SAS Klébureaux, SAS Daumesnil Reuilly and SAS Klécentres (merged with SA Klépierre) Cobepa subsidiaries: Group T SA (Belgium) (merged with Sté Financière & de Réalisation), Libenel BV (merged with Paribas International BV).		Cogent Investment Operations Luxembourg SA (merged with BNP Paribas Fund Services). Consors Discount Broker AG (merged with the German subsidiary of Cortal Consors France, formerly Banque Cortal), Consors France (merged with Cortal Consors France, formerly Banque Cortal).
Companies no longer meeting the criteria for consolidation and discontinued operations	August Holdings Ltd (United Kingdom), BNP Paribas Asia Ltd (Hong Kong), BNP Paribas Investment Asia Ltd (Hong Kong), BNP Paribas Merchant Banking Asia Ltd (Singapore), BNP Paribas Panama SA, BNP Paribas Uruguay SA, BNP Prime Peregrine Holdings Ltd (Malaysia), BNP Securities Hong Kong Ltd, Compagnie Bancaire UK Fonds A (United Kingdom), Fleurantine de Participations, Monopoly (United Kingdom), Société Cristolienne de Participations, Wigmore Loan Finance Ltd (United Kingdom), Cobepa subsidiary: Compagnie Financière et Mobilière (Belgium), Klépierre subsidiaries: Belga Sept SA (Belgium), SC Cecocord, SCI Boulogne d'Aguesseau, SCI Etoile Quinzième, SCI Les Ellipses, SCI Levallois Anatole France, SCI Rueil Hermes, SCI Villepinte Le Tropical, SNC 86 Anatole France, SNC Couperin Foncière, SNC Godefroy No. 8 Puteaux.	Axeria Assurance	-

Changes in consolidation method

	Fully consolidated companies previously accounted for by the equity method	*Fully consolidated companies previously proportionally consolidated*	*Proportionally consolidated companies previously fully consolidated*
Change in percent interest	BNP Andes (Peru), Cogent Investment Operations Ireland Ltd, Cogent Investment Operations Ltd (United Kingdom), Cogent Investment Operations Pty (Australia), Consors International Holding (Germany).	BNP Paribas China Limited (formerly International Bank of Paris & Shanghai)	Klépierre subsidiary: SAS Bègles d'Arcins
Compliance with Group standards	Sinvim	-	-

In 2004

Newly-consolidated companies

	Fully-consolidated companies	*Proportionally-consolidated companies*	*Companies accounted for by the equity method*
Acquisitions	54 Lombard Street Investments Ltd. (United Kingdom), Arma Beheer BV (Netherlands), Arma Belgique, Arma Nederland, Atis Real Expertise, Atis Real International – Group, Bougainville BV (Netherlands), FG Ingenerie et Promotion Immobilière - FGIP. Klépierre subsidiaries: CG Collegno (Italy), GC Seravalle (Italy), Centre Duna (Hungary), Centre Nyiregyhaza (Hungary), Centre Szeged (Hungary), Centre Szolnok (Hungary), Centre Zalaegerszeg (Hungary), Holding Csepel 2002 Kft (Hungary), Holding Debrecen 2002 Kft (Hungary), Holding Gyor 2002 Kft (Hungary), Holding Kanizsa 2002 Kft (Hungary), Holding Kaposvar 2002 Kft (Hungary), Holding Miskolc 2002 Kft (Hungary), Holding Uj Alba Kft (Hungary), SAS Klépierre Hongrie, SCI Aurora, SCI Noble Cafétaria, SCI Noble Galerie, SCI Noble Restauration, SCI Orengal.	Klépierre subsidiaries: Effe Kappa SRL (Italy), Plaza Centers Management (Hungary).	BNP Paribas Partners for Innovation, Verner Investissements - Group.
Newly-created entities and other companies meeting the criteria for consolidation for the first time	Artegy Ltd (United Kingdom), BNP Paribas (New Zealand) Finance Ltd., BNP Paribas El Djazair (Algeria), BNP Paribas Invest Immo, BNP Paribas Peregrine Group, Darnell Ltd (Ireland), European Hedged Equity Ltd. (Cayman Islands), GAM, Global Guaranteed Equity Ltd. (Cayman Islands), Global Protected Alternative Investments Ltd (Cayman Islands), Global Protected Equity Ltd. (Cayman Islands), Harewood Investments No. 1 Ltd (United Kingdom), Laffite Participation 2, Lock-In Global Equity Ltd. (Cayman Islands), Norrsken Finance, Parifergie, SCI Rueil Caudron, Singapore Emma Finance 2 SAS, Société Auxiliaire de Construction Immobilière - SACI, UCB Hypotheken (Netherlands), Utexam Ltd (Ireland). Klépierre subsidiaries: Klepierre Vallecas (Italy), SNC Kletransactions, SAS Toulouse Mermoz ,SCI Bègles Papin.		Klépierre subsidiary: Galiera Comerciale Assago (Italy).

Companies excluded from the scope of consolidation

	Fully-consolidated companies	*Proportionally-consolidated companies*	*Companies accounted for by the equity method*
Disposals		Antarius	Axa Refinance, BNP Paribas Private Banking Japan.
Mergers	BNP Paribas Gestion Epargne Salariale (merged with BNP Paribas Asset Management SAS), Catesienne de Participation (merged with S.F.A), Compagnie d'Entreprises Industrielles et Commerciales, Sagal and NHG Guyomarc'h (merged with Société Centrale d'Investissement), Consors International Holding GmbH (Germany) (merged with Cortal Consors German branch), Cortal Consors Espana SV (merged with Cortal Consors Spanish branch), Credial (merged with Crédit Moderne Antilles), Evergo Finanzaria (Italy) (merged with BNP Paribas Lease Groupe SPA), Services et Prêts Immobiliers (France) (merged with UCB), Socappa (merged with BNP Paribas Lease Group). Klépierre subsidiaries: Cinneo and Vignate (Italy) (merged with Novate Sarl), SAS Louis David (merged with SAS Suffren Paris 15), Segecar (merged with Ségécé), SCI 8 rue du Sentier, SAS Oise Cergy and SCI Chaptal Alun (merged with Klépierre).		

Companies no longer meeting the criteria for consolidation and discontinued operations	BNP Paribas Equities Group Australia Ltd, BNP Paribas Equities Hong Kong, BNP Paribas Equities Italia SIM SPA, BNP Paribas Guernesey Ltd, BNP Paribas Peregrine Investment Ltd (Hong Kong), BNP Paribas Peregrine Ltd (Malaysia), BNP Paribas Securities Australia Ltd, Cardif Seguros de Vida (Chile), Compania de Seguros de Vida (Argentina), European Reinsurance (United Kingdom), Filip Partnership (United Kingdom), Great Central Railway Land (United Kingdom), SA Leval 3, UCB Group Ltd (United Kingdom). Klépierre subsidiaries : Belarcol (Belgium), Zobel Investment BV (Netherlands). Cobepa subsidiaries: Amparzo (Netherlands), Cobepa International (Netherlands), Compagnie de Participations Internationales SA (Luxembourg), Holnor (Netherlands), IIM (Netherlands), Ilmaco (Belgium), Libelux (Luxembourg).	Cobepa subsidiary: Bogerco (Belgium).	BNP Paribas Peregrine Futures Ltd (Hong Kong), Cetelem Capital Company Ltd (Korea), Cortal Belgique. State Bank of India Life Insurance Company Ltd.

Changes in consolidation method

	Fully-consolidated companies previously accounted for by the equity method	*Fully-consolidated companies previously proportionally consolidated*	*Companies accounted for by the equity method previously fully consolidated*
Change in percent interest		Halifax Cetelem (United Kingdom). Klépierre subsidiary: Centro Shopping Gestion (Italy).	Compagnie Belge de Participations Paribas - COBEPA. Cobepa subsidiaries: Cippar (Belgium), Cobepa Finance (Luxembourg), Compagnie de Participations Internationales NV (Netherlands), Copabel SA (Belgium), Groupe Financier Liegeois (Belgium), Ibel (Belgium), Mascagni (Belgium), Paribas Deelnemingen NV (Netherlands), Regio Invest Ontwik Maats (Belgium), SA Mosane (Belgium), Société Financière et de Réalisation (Belgium), Tradexco SA (Belgium), Ulran (Luxembourg).
Compliance with Group standards	Cetelem Brésil, Cetelem Polska Expansion (Poland), PT BNP Paribas Peregrine (Indonesia).		

Abbey National France, Bank Von Ernst and Société Monégasque de Banque Privée could not be consolidated for the financial statements at 31 December 2004 as they were acquired at the end of the year and do not currently comply with the BNP Paribas Group consolidation standards. However, the consolidation of these companies would not have had a material impact on the Group's results, shareholders' equity or total assets.

FULLY-CONSOLIDATED COMPANIES

Financial institutions	Group voting interest (%)	Group ownership interest (%)
IN FRANCE		
Credit institutions		
Antin Bail (1)	100.00%	100.00%
Banque de Bretagne (1)	100.00%	100.00%
Banque Financière Cardif (1)	100.00%	100.00%
BNP Intercontinentale - BNPI (1)	100.00%	100.00%
BNP Paribas Emergis (1)	100.00%	100.00%
BNP Paribas Factor (1)	100.00%	100.00%
BNP Paribas Guadeloupe (1)	100.00%	100.00%
BNP Paribas Guyane (1)	100.00%	100.00%
BNP Paribas Invest Immo (1)	100.00%	99.96%
BNP Paribas Lease Group (1)	99.96%	99.96%
BNP Paribas Martinique (1)	100.00%	100.00%
BNP Paribas Nouvelle-Calédonie	100.00%	100.00%
BNP Paribas Private Bank (1)	100.00%	100.00%
BNP Paribas Private Bank Monaco	100.00%	99.99%
BNP Paribas Réunion (1)	100.00%	100.00%
BNP Paribas Securities Services - BP2S (1)	100.00%	100.00%
Cetelem (1)	100.00%	100.00%
Claas Financial Services	89.49%	89.46%
CNH Capital Europe	50.10%	50.08%
Cofica Bail (1)	100.00%	100.00%
Compagnie Médicale de financement de Voitures et matériels - CMV Médiforce (1)	100,00%	100.00%
Cortal Consors France (1)	100.00%	100.00%
Crédit Moderne Antilles	100.00%	100.00%
Crédit Moderne Guyane	100.00%	100.00%
Crédit Moderne Océan Indien	97.81%	97.81%
Facet	90.00%	90.00%
Fidem	51.00%	51.00%
Finance et Gestion SA	70.00%	69.97%
Financière Marché Saint Honoré (1)	100.00%	100.00%
Loisirs Finance	51.00%	51.00%
Natiobail	95.46%	95.42%
Natiocrédibail	100.00%	99.96%
Natiocrédimurs (1)	100.00%	99.96%
Natioénergie	100.00%	99.96%
Norbail SNC (1)	100.00%	99.96%
Norrsken Finance	51.00%	51.00%
Paribas Dérivés Garantis SNC (1)	100.00%	100.00%
Paricomi	100.00%	100.00%
Parifergie (1)	100.00%	100.00%
Parilease (1)	100.00%	100.00%
Same Deutz-Fahr Finance	99.97%	99.93%
SAS Prêts et Services	100.00%	100.00%
UCB (1)	100.00%	100.00%
UCB Bail (1)	100.00%	100.00%
UCB Entreprises (1)	100.00%	100.00%
UCB Locabail immobilier	100.00%	100.00%
Other financial institutions		
Arius Finance (1)	100.00%	99.99%
Arius SA (1)	100.00%	99.99%
Arval ECL SAS (1)	100.00%	99.99%
Arval PHH Holding SAS (1)	100.00%	99.99%
Arval Service Lease (1)	100.00%	99.99%
B*Capital (1)	99.96%	99.96%
Banexi Société de Capital-Risque Bancaire	99.99%	99.99%
BNP Paribas Arbitrage (1)	100.00%	100.00%
BNP Paribas Asset Management (1)	100.00%	100.00%
BNP Paribas Asset Management Group (1)	100.00%	100.00%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

Financial institutions		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Other financial institutions (cont'd)			
BNP Paribas Développement		100.00%	100.00%
BNP Paribas Epargne Entreprise Gestion (1)		100.00%	100.00%
BNP Paribas Equities France (1)		99.96%	99.96%
BNP Paribas Equity Strategies France (1)		100.00%	100.00%
BNP Paribas Securities Services International Holding SA (1)		100.00%	100.00%
Capstar Partners SAS		86.67%	86.67%
Cardif Asset Management (1)		100.00%	100.00%
Compagnie d'Investissements de Paris - C.I.P		100.00%	100.00%
Conseil Investissement (1)		100.00%	100.00%
Cortal Fund Management (1)		100.00%	100.00%
Effico Soreco (formerly Sté de Renseignements Contentieux Développement) (1)		99.92%	99.92%
Financière BNP Paribas (1)		100.00%	100.00%
Gestion et Location Holding (1)		99.99%	99.99%
Jovacienne de Participations (1)		100.00%	100.00%
SCAU (formerly Société de Courtage et d'Assurance Universel) (1)		100.00%	99.96%
Société Française Auxiliaire - S.F.A. (1)		100.00%	100.00%
Truck Management Artegy (1)		100.00%	99.99%
Other financial sector companies			
Aprolis Finance		51.00%	50.98%
Cofiparc (1)		100.00%	99.99%
FCC Domos 2003		100.00%	100.00%
Laffite Participation 2		100.00%	100.00%
Singapore Emma Finance 1 SAS (1)		100.00%	100.00%
Singapore Emma Finance 2 SAS (1)		100.00%	100.00%
OUTSIDE FRANCE			
Credit institutions			
Europe			
Banca UCB SPA	Italy	100.00%	100.00%
Banco Cetelem Portugal	Portugal	100.00%	100.00%
Banco Cetelem SA	Spain	100.00%	100.00%
BNP Capital Finance Ltd	Ireland	100.00%	100.00%
BNP Factor	Portugal	100.00%	100.00%
BNP Paribas (Bulgaria) AD	Bulgaria	100.00%	100.00%
BNP Paribas Bank (Hungaria) RT	Hungary	100.00%	100.00%
BNP Paribas Bank (Polska) SA	Poland	100.00%	100.00%
BNP Paribas Bank NV	Netherlands	100.00%	100.00%
BNP Paribas Cyprus Ltd	Cyprus	100.00%	100.00%
BNP Paribas Espana SA	Spain	99.48%	99.48%
BNP Paribas Finance plc	United Kingdom	100.00%	100.00%
BNP Paribas Luxembourg SA	Luxembourg	100.00%	100.00%
BNP Paribas Net Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Private Bank Switzerland	Switzerland	100.00%	99.99%
BNP Paribas Suisse SA	Switzerland	99.99%	99.99%
BNP Paribas ZAO	Russia	100.00%	100.00%
Cetelem Bank GmbH	Germany	70.00%	70.00%
Cetelem Belgium	Belgium	100.00%	100.00%
Cetelem Benelux BV	Netherlands	100.00%	100.00%
Cetelem Polska Expansion SA	Poland	100.00%	100.00%
CNH Capital Europe Ltd	United Kingdom	100.00%	50.08%
Cortal Consors Luxembourg SA (formerly Cortal Bank Luxembourg)	Luxembourg	100.00%	100.00%
Isis Factor SPA	Italy	100.00%	100.00%
Magyar Cetelem	Hungary	100.00%	100.00%
UCB Hypotheken	Netherlands	100.00%	100.00%
Union de Creditos Immobiliarios - UCI (Group)	Spain	50.00%	50.00%
United European Bank Luxembourg	Luxembourg	100.00%	99.99%
United European Bank Switzerland	Switzerland	100.00%	99.99%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

Financial institutions		Group voting interest (%)	Group ownership interest (%)
OUTSIDE FRANCE			
Credit institutions (cont'd)			
Americas			
Banco Cetelem Argentine	Argentina	60.00%	60.00%
BancWest Corporation (Group)	United States	100.00%	100.00%
BNP Andes	Peru	100.00%	100.00%
BNP Paribas Brasil SA	Brazil	100.00%	100.00%
BNP Paribas Canada	Canada	100.00%	100.00%
BNP Paribas Finance Incorporated	United States	100.00%	100.00%
BNP Paribas Leasing Corporation	United States	100.00%	100.00%
Cetelem Brésil	Brazil	100.00%	100.00%
Paribas Principal Incorporated	United States	100.00%	100.00%
United European Bank Nassau	Bahamas	100.00%	99.99%
Asia-Pacific			
BNP Paribas (China) Limited	People's Republic of China	100.00%	100.00%
BNP Paribas Peregrine Services Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine (Singapore) Ltd	Singapore	100.00%	100.00%
Cetelem Thaïlande	Thailand	100.00%	100.00%
PT Bank BNP Paribas Indonesia	Indonesia	100.00%	100.00%
PT BNP Paribas Peregrine	Indonesia	100.00%	100.00%
Africa			
Banque Internationale Commerce et Industrie Burkina Faso	Burkina Faso	51.00%	50.37%
Banque Internationale Commerce et Industrie Côte d'Ivoire	Côte d'Ivoire	67.49%	67.28%
Banque Internationale Commerce et Industrie Gabon	Gabon	46.66%	46.66%
Banque Internationale Commerce et Industrie Sénégal	Senegal	54.11%	53.85%
Banque Malgache de l'Océan Indien	Madagascar	75.00%	75.00%
Banque Marocaine du Commerce et de l'Industrie	Morocco	65.05%	65.05%
Banque Marocaine du Commerce et de l'Industrie Leasing	Morocco	72.03%	46.86%
Banque Marocaine du Commerce et de l'Industrie Offshore	Morocco	100.00%	65.05%
Banque pour le Commerce et l'Industrie de la Mer Rouge	Djibouti	51.00%	51.00%
BNP Paribas El Djazair	Algeria	100.00%	100.00%
BNP Paribas Le Caire	Egypt	86.81%	86.81%
Union Bancaire pour le Commerce et l'Industrie	Tunisia	50.00%	50.00%
Union Tunisienne de Leasing	Tunisia	69.89%	34.95%
Other financial institutions			
Europe			
All In One Allemagne	Germany	100.00%	99.96%
Arma Beheer BV	Netherlands	100.00%	99.99%
Arma Nederland	Netherlands	100.00%	99.99%
Arma Belgique	Belgium	100.00%	99.99%
Artegy Ltd	United Kingdom	100.00%	99.99%
Arval Belgium	Belgium	100.00%	99.99%
Arval Ltd	United Kingdom	100.00%	99.99%
Arval Luxembourg	Luxembourg	100.00%	99.99%
Arval Nederland	Netherlands	100.00%	99.99%
Arval PHH Deutschland GmbH	Germany	100.00%	99.99%
Arval PHH Holdings Ltd (Group)	United Kingdom	100.00%	99.99%
Arval PHH Holdings UK Ltd	United Kingdom	100.00%	99.99%
Arval Polska	Poland	100.00%	99.99%
Arval Portugal	Portugal	100.00%	99.99%
Arval Service Lease Espagne	Spain	99.98%	99.97%
Arval Service Lease Italia	Italy	100.00%	99.99%
BNP Ireland Ltd	Ireland	100.00%	100.00%
BNP Paribas Asset Management Luxembourg	Luxembourg	99.66%	99.66%
BNP Paribas Asset Management SGR Milan SPA	Italy	100.00%	100.00%
BNP Paribas Asset Management UK Ltd	United Kingdom	100.00%	100.00%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Other financial institutions (cont'd)			
Europe (cont'd)			
BNP Paribas Capital Markets Group Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Commodity Futures Ltd	United Kingdom	100.00%	100.00%
BNP Paribas E & B Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Finanzaria SPA	Italy	100.00%	100.00%
BNP Paribas Fund Services	Luxembourg	100.00%	100.00%
BNP Paribas Fund Services Holdings	United Kingdom	100.00%	100.00%
BNP Paribas Fund Services Dublin Limited	Ireland	100.00%	100.00%
BNP Paribas Fund Services UK Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Lease Group PLC (Group)	United Kingdom	100.00%	99.96%
BNP Paribas Lease Group SA Belgium	Belgium	100.00%	99.96%
BNP Paribas Lease Group SPA	Italy	100.00%	99.96%
BNP Paribas Leasing GmbH	Germany	100.00%	99.96%
BNP Paribas Lease Group Holding SPA	Italy	100.00%	99.96%
BNP Paribas UK Holding Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Holdings Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Ltd	United Kingdom	100.00%	100.00%
Cetelem CR	Czech Republic	100.00%	100.00%
Compagnie Bancaire Uk Fonds C	United Kingdom	100.00%	100.00%
Eurocredito	Spain	100.00%	100.00%
Fimestic Expansion SA	Spain	100.00%	100.00%
Halifax Cetelem Credit Ltd	United Kingdom	100.00%	100.00%
Leasing Handels und Service AG	Switzerland	100.00%	99.99%
Sifida	Luxembourg	90.42%	93.67%
Société Financière pour les pays d'Outre Mer - SFOM	Switzerland	100.00%	100.00%
Americas			
BNP Paribas Asset Management Incorporated - PNA	United States	100.00%	100.00%
BNP Paribas Brokerage Services Incorporated	United States	100.00%	100.00%
BNP Paribas Capital Trust LLC 1	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 2	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 3	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 4	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 5	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 6	United States	100.00%	0.00%
BNP Paribas Capstar Partners Inc - PNA	United States	100.00%	100.00%
BNP Paribas Commodities Futures Incorporated - PNA	United States	100.00%	100.00%
BNP Paribas Investment Services LLC	United States	100.00%	100.00%
BNP Paribas Securities Corporation - PNA	United States	100.00%	100.00%
BNP US Funding LLC	United States	100.00%	100.00%
Capstar Partners LLC	United States	84.45%	84.45%
Cooper Neff Advisors Incorporated	United States	100.00%	100.00%
Cooper Neff Group	United States	100.00%	100.00%
French American Banking Corporation - F.A.B.C - PNA	United States	100.00%	100.00%
Petits Champs Participaçoes e Serviços SA	Brazil	100.00%	100.00%
Asia-Pacific			
BNP Equities Asia Ltd	Malaysia	100.00%	100.00%
BNP Paribas Arbitrage (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Asia Equities Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Finance (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Fund Services Australasia Pty Limited	Australia	100.00%	100.00%
BNP Paribas Futures (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas (New Zealand) Finance Ltd	New Zealand	100.00%	100.00%
BNP Paribas New Zealand Ltd	New Zealand	100.00%	100.00%
BNP Paribas Pacific (Australia) Ltd	Australia	100.00%	100.00%
BNP Paribas Peregrine Capital Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Securities (Thailand) Ltd	Thailand	100.00%	100.00%
BNP Paribas Peregrine Securities Korea Company Ltd	South Korea	100.00%	100.00%
BNP Paribas Peregrine Securities Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Securities Pte Ltd	Singapore	100.00%	100.00%
BNP Paribas Securities Ltd	Hong Kong	100.00%	100.00%
Henaross Pty Ltd	Australia	100.00%	100.00%
PT BNP Lippo Utama Leasing	Indonesia	100.00%	100.00%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

Financial institutions

Other financial sector companies

		Group voting interest (%)	Group ownership interest (%)
54 Lombard Street Investments Limited	United Kingdom	100.00%	100.00%
Bergues Finance Holding	Bahamas	100.00%	99.99%
BNP Paribas Arbitrage Issuance BV	Netherlands	100.00%	100.00%
BNP Paribas Emissions und Handelsgesellschaft GmbH	Germany	100.00%	100.00%
BNP Paribas Fixed Assets Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Treasury Ltd	United Kingdom	100.00%	100.00%
BNP Paribas US Medium Term Notes Program LLC	United States	100.00%	100.00%
BNP Paribas US Structured Medium Term LLC	United States	100.00%	100.00%
Bougainville BV	Netherlands	100.00%	100.00%
Claas Leasing GmbH	Germany	100.00%	89.46%
Crisps Ltd	Cayman Islands	100.00%	100.00%
Dealremote Ltd	United Kingdom	100.00%	100.00%
Epimetheus Investments Ltd	Cayman Islands	92.50%	92.50%
European Hedged Equity Ltd	Cayman Islands	95.00%	95.00%
Fidex plc	United Kingdom	100.00%	100.00%
Forsete Investments SA	Luxembourg	100.00%	0.00%
Global Guaranteed Cliquet Investment	Cayman Islands	95.00%	95.00%
Global Guaranteed Equity Ltd	Cayman Islands	95.00%	95.00%
Global Hedged Equity Investment Ltd	Cayman Islands	95.00%	95.00%
Global Protected Alternative Investments Ltd	Cayman Islands	95.00%	95.00%
Global Protected Equity Ltd	Cayman Islands	95.00%	95.00%
Harewood Investments No.1 Ltd	Cayman Islands	100.00%	100.00%
Joconde SA	Luxembourg	100.00%	0.00%
Lock-In Global Equity Limited	Cayman Islands	95.00%	95.00%
Mexita Ltd No. 2	Cayman Islands	90.00%	90.00%
Mexita Ltd No. 3	Cayman Islands	90.00%	90.00%
Mexita Ltd No. 4	Cayman Islands	90.00%	90.00%
Mistral Investments SA	Luxembourg	100.00%	0.00%
Sirocco Investments SA	Luxembourg	100.00%	0.00%
Tender Option Bond Municipal Program SPV	United States	100.00%	100.00%
Utexam Ltd	Ireland	100.00%	100.00%

Other companies

IN FRANCE

Real estate

	Group voting interest (%)	Group ownership interest (%)
Atis Real Expertise	100.00%	100.00%
Atis Real International (Group)	100.00%	100.00%
BNP Paribas Immobilier (1)	100.00%	100.00%
BNP Paribas Participations Finance Immobilier (1)	100.00%	100.00%
GIE Klépierre Services (formerly Klépierre Services)	100.00%	46.77%
Holding Gondomar 1	100.00%	53.30%
Holding Gondomar 3	100.00%	53.30%
Immobilière des Bergues (1)	100.00%	100.00%
Meunier Promotion (Group) (1)	100.00%	100.00%
SA Klépierre	53.52%	53.30%
SAS 192 avenue Charles De Gaulle	100.00%	53.30%
SAS 21 Kléber	100.00%	53.30%
SAS 21 La Perouse	100.00%	53.30%
SAS 23 avenue de Marignan	100.00%	53.30%
SAS 43 Grenelle	100.00%	53.30%
SAS 43 Kléber	100.00%	53.30%
SAS 46 Notre-Dame des victoires	100.00%	53.30%
SAS 5 Turin	100.00%	53.30%
SAS Baudot Massy	100.00%	53.30%
SAS Brescia	100.00%	53.30%
SAS Candé	100.00%	53.29%
SAS Cecoville	100.00%	53.30%
SAS Centre Jaude Clermont	99.99%	53.29%
SAS Concorde Puteaux	100.00%	53.30%
SAS Doumer Caen	99.96%	53.28%
SAS Espace Dumont D'Urville	100.00%	53.30%
SAS Espace Kléber	100.00%	53.30%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

Other companies

	Group voting interest (%)	Group ownership interest (%)
IN FRANCE		
Real estate (cont'd)		
SAS Flandre	100.00%	53.30%
SAS Issy Desmoulins	100.00%	53.30%
SAS Kléber Levallois	100.00%	53.30%
SAS Klecar Europe Sud	83.00%	44.24%
SAS Klecar Participations Italie	83.00%	44.24%
SAS Klefinances (1)	100.00%	100.00%
SAS Klégestion	100.00%	53.30%
SAS Klémurs	100.00%	53.30%
SAS Klépierre Conseil	100.00%	53.30%
SAS Klépierre Finance	100.00%	53.30%
SAS Klépierre Hongrie	100.00%	53.30%
SAS Klépierre Transactions	100.00%	53.30%
SAS Le Havre Capelet	100.00%	53.30%
SAS Le Havre Tourneville	100.00%	53.30%
SAS Leblanc Paris 15	100.00%	53.30%
SAS LP7	100.00%	53.30%
SAS Marseille le Merlan	100.00%	53.30%
SAS Melun Saint-Pères	99.98%	53.29%
SAS Odysseum Place de France	70.00%	37.31%
SAS Opale	100.00%	53.30%
SAS Poitiers Aliénor	100.00%	53.30%
SAS Saint-André Pey berland	100.00%	53.30%
SAS Secmarne	100.00%	53.30%
SAS Ségécé	75.00%	39.97%
SAS Ségécé Loisirs Transactions	100.00%	39.97%
SAS Socoseine	100.00%	49.97%
SAS Strasbourg La Vigie	99.85%	53.22%
SAS Suffren Paris 15	100.00%	53.30%
SAS Toulouse Mermoz	100.00%	53.30%
SAS Tours Nationale	100.00%	53.30%
SC Centre Bourse	100.00%	53.30%
SC Solorec	88.00%	42.64%
SCI Aurora	100.00%	53.30%
SCI Bègles Papin	100.00%	53.30%
SCI Noblecafétaria	100.00%	53.30%
SCI Noble-Galerie	100.00%	53.30%
SCI Noblerestauration	100.00%	53.30%
SCI Orengal	100.00%	53.30%
SCI Rueil Caudron	100.00%	99.98%
SCI Secovalde	40.00%	21.32%
SCI Tour Marcel Brot	100.00%	53.30%
Setic (1)	100.00%	100.00%
SNC Barjac Victor	100.00%	53.30%
SNC CB Pierre	100.00%	53.30%
SNC Foncière Saint Germain	100.00%	53.30%
SNC Galae	100.00%	46.50%
SNC Général Leclerc 11-11bis Levallois	100.00%	53.30%
SNC Jardins des Princes	100.00%	53.30%
SNC KC1	100.00%	44.24%
SNC KC2	100.00%	44.24%
SNC KC3	100.00%	44.24%
SNC KC4	100.00%	44.24%
SNC KC5	100.00%	44.24%
SNC KC6	100.00%	44.24%
SNC KC7	100.00%	44.24%
SNC KC8	100.00%	44.24%
SNC KC9	100.00%	44.24%
SNC KC10	100.00%	44.24%
SNC KC11	100.00%	44.24%
SNC KC12	100.00%	44.24%
SNC KC20	100.00%	44.24%
SNC Kléber La Pérouse	100.00%	53.30%
SNC Klecar France	83.00%	44.24%
SNC Klétransactions	100.00%	53.30%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

Other companies		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Real estate (cont'd)			
SNC Maille Nord		100.00%	53.30%
SNC Soccendre		100.00%	40.11%
SNC Sodevac		100.00%	53.30%
Société Auxiliaire de Construction Immobilière - SACI (1)		100.00%	100.00%
Insurance			
BNP Paribas Assurance (1)		100.00%	100.00%
Cardif RD (1)		100.00%	100.00%
Cardif SA (1)		100.00%	100.00%
Cardif Assurance Vie (formerly Cardif Sté Vie) (1)		100.00%	100.00%
GIE BNP Paribas Assurance		59.50%	59.50%
Natiovie (1)		100.00%	100.00%
Other business units			
Antin Participation 4 (1)		100.00%	100.00%
Antin Participation 5 (1)		100.00%	100.00%
Antin Participation 7 (1)		95.77%	95.77%
Antin Participation 13		99.99%	95.75%
Antin Vendôme		96.77%	96.77%
Bincofi (1)		100.00%	100.00%
BNP Paribas BDDI Participations (1)		100.00%	100.00%
BNP Paribas Peregrine Group		100.00%	100.00%
BNP Paribas Stratégies Actions (1)		100.00%	100.00%
Capefi (1)		100.00%	100.00%
Compagnie Auxiliaire d'Entreprises et de Chemins de Fer (1)		99.99%	99.99%
Compagnie Immobilière de France (1)		100.00%	100.00%
F G Ingenerie et Promotion Immobilière		100.00%	100.00%
Foncière de la Compagnie Bancaire (1)		100.00%	100.00%
Groupement Auxiliaire de Moyens - GAM		100.00%	100.00%
Immobilier Marché Saint-Honoré (1)		100.00%	100.00%
Kle 65 (1)		100.00%	100.00%
Kle 66 (1)		100.00%	100.00%
Norbail Location (1)		100.00%	99.96%
Omnium Gestion Développement Immobilier (1)		100.00%	100.00%
Paribas International (1)		100.00%	100.00%
Quatch (1)		99.96%	99.96%
SAS 5 Kléber (1)		100.00%	100.00%
Sinvim (1)		100.00%	100.00%
Société Centrale d'Investissement (1)		100.00%	100.00%
OUTSIDE FRANCE			
Insurance			
BNP de Réassurance au Luxembourg	Luxembourg	100.00%	100.00%
Cardif Assicurazioni SPA	Italy	100.00%	100.00%
Cardif do Brasil Seguros	Brazil	100.00%	100.00%
Cardif Leven	Belgium	100.00%	100.00%
Cardif Levensverzekeringen NV	Netherlands	100.00%	100.00%
Cardif Nederland Holding BV	Netherlands	100.00%	100.00%
Cardif Schadeverzekeringen NV	Netherlands	100.00%	100.00%
Compania de Seguros Generales	Chile	100.00%	100.00%
Cybele RE	Luxembourg	100.00%	100.00%
Darnell Limited	Ireland	100.00%	100.00%
Investlife SA	Luxembourg	100.00%	100.00%
Luxpar-Ré	Luxembourg	100.00%	100.00%
Pinnacle Insurance	United Kingdom	100.00%	97.53%
Pinnacle Insurance Holdings	United Kingdom	97.53%	97.53%
Pinnacle Insurance Management Services	United Kingdom	100.00%	97.53%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

Other companies		Group voting interest (%)	Group ownership interest (%)
OUTSIDE FRANCE			
Real estate			
Arcol	Slovakia	100.00%	53.30%
Capucines BV	Netherlands	100.00%	53.30%
C G Collegno	Italy	100.00%	53.30%
Centre Duna	Hungary	100.00%	53.30%
Centre Nyiregyhaza	Hungary	100.00%	53.30%
Centre Szeged	Hungary	100.00%	53.30%
Centre Szolnok	Hungary	100.00%	53.30%
Centre Zalaegerszeg	Hungary	100.00%	53.30%
Centro Shopping Gestion	Italy	75.00%	39.97%
Cinéma de l'Esplanade	Belgium	100.00%	53.30%
Coimbra	Belgium	100.00%	53.30%
Delcis Cr	Czech Republic	99.00%	42.76%
Ejesur	Spain	100.00%	100.00%
Foncière de Louvain-la-Neuve	Belgium	100.00%	53.30%
F M C Central Europe SRO	Czech Republic	75.00%	29.98%
Galieria Commerciale Seravalle	Italy	100.00%	53.30%
Holding Csepel 2002 Kft	Hungary	100.00%	53.30%
Holding Debrecen 2002 Kft	Hungary	100.00%	53.30%
Holding Gyor 2002 Kft	Hungary	100.00%	53.30%
Holding Kanizsa 2002 Kft	Hungary	100.00%	53.30%
Holding Kaposvar 2002 Kft	Hungary	100.00%	53.30%
Holding Miskolc 2002 Kft	Hungary	100.00%	53.30%
Holding Uj Alba Kft	Hungary	100.00%	53.30%
I.C.D SPA	Italy	85.00%	45.30%
Immobiliare Magnolia	Italy	85.00%	45.30%
Klecar Foncier Espana	Spain	100.00%	44.24%
Klecar Foncier Iberica	Spain	100.00%	44.24%
Klecar Italia SPA	Italy	100.00%	44.24%
Klefin Italia SPA	Italy	100.00%	53.30%
Klelou SA	Portugal	100.00%	53.30%
Klénord Imobiliaria	Portugal	100.00%	53.30%
Klépierre Athinon AE	Greece	100.00%	44.24%
Klépierre NEA Efkarpia AE	Greece	100.00%	44.24%
Klépierre Peribola Patras AE	Greece	100.00%	44.24%
Klépierre Portugal SA SGPS	Portugal	100.00%	53.30%
Klépierre Vallecas	Spain	100.00%	53.30%
Klepierre Vinaza	Spain	100.00%	53.30%
Klétel Immobiliaria	Portugal	100.00%	53.30%
KFM Makedonia	Greece	100.00%	44.24%
Novate SRL	Italy	85.00%	45.30%
Sogecaec	Portugal	100.00%	39.97%
Other business units			
BNP Paribas Capital Investments Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Fleet Holdings Ltd	United Kingdom	100.00%	99.99%
BNP Paribas International BV	Netherlands	100.00%	100.00%
BNP Paribas North America Incorporated – PNA	United States	100.00%	100.00%
BNP Paribas RCC Incorporation - PNA	United States	100.00%	100.00%
BNP Paribas Services	Switzerland	100.00%	99.99%
Cetelem America	Brazil	100.00%	100.00%
Claireville	Belgium	100.00%	100.00%
Cobema	Belgium	100.00%	100.00%
Cobepa Technology	Belgium	100.00%	100.00%
Compagnie Bancaire Uk Fonds B	United Kingdom	100.00%	100.00%
Compagnie Financière Ottomane	Luxembourg	96.58%	96.58%
Gepeco	Belgium	100.00%	100.00%
Paribas Management Services Ltd	United Kingdom	100.00%	100.00%
Paribas North America	United States	100.00%	100.00%
Paribas Participation Limitee	Canada	100.00%	100.00%
Paribas Trust Luxembourg	Luxembourg	100.00%	100.00%
Parritaye Pty Ltd	Australia	100.00%	100.00%
Placement, Gestion, Finance Holding - Plagefin	Luxembourg	99.99%	99.99%
Sagip	Belgium	100.00%	100.00%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

PROPORTIONALLY-CONSOLIDATED COMPANIES		Group voting interest (%)	Group ownership interest (%)
Financial institutions			
OUTSIDE FRANCE			
Credit institutions			
Europe			
BNP AK Dresdner Bank AS	Turkey	30.00%	30.00%
Findomestic	Italy	50.00%	50.00%
Other financial institutions			
Europe			
BNP AK Dresdner Financial Kiralama	Turkey	29.99%	29.99%
Other companies			
IN FRANCE			
Insurance			
Natio Assurance		50.00%	50.00%
Real estate			
SAS Bègles Arcins		50.00%	26.65%
SAS Cecobil		50.00%	26.65%
SAS Soaval		50.00%	19.99%
SAS Espace Cordeliers		50.00%	26.65%
SAS Le Havre Lafayette		50.00%	26.65%
SAS Le Havre Vauban		50.00%	26.65%
SCI Antin Vendôme		50.00%	26.65%
SCI du Bassin Nord		50.00%	26.65%
OUTSIDE FRANCE			
Insurance			
Centro Vita Assicurazioni SPA	Italy	49.00%	49.00%
Real estate			
Effe Kappa SRL	Italy	50.00%	26.65%
Galiera Parque Nascente SA	Portugal	50.00%	26.65%
Gondobrico	Portugal	50.00%	26.65%
I G C	Italy	50.00%	26.65%
Plaza Centers Management	Hungary	50.00%	26.65%
P S G	Italy	50.00%	19.99%
COMPANIES CARRIED UNDER THE EQUITY METHOD			
Financial institutions			
IN FRANCE			
Credit institutions			
Axa Banque Financement (formerly Axa Crédit)		35.00%	35.00%
Caisse d'Epargne Financement - CEFI		33.00%	33.00%
Cofidis International Group		15.00%	15.00%
Cofinoga (Group)		44.00%	44.00%
Société Paiement PASS		40.01%	40.01%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

COMPANIES CARRIED UNDER THE EQUITY METHOD		Group voting interest (%)	Group ownership interest (%)
Other financial sector company			
Verner Investissements (Group)		38.90%	38.90%
OUTSIDE FRANCE			
Credit institutions			
Europe			
Fortis Crédit	Belgium	45.00%	45.00%
Servicios Financieros Carrefour EFC SA	Spain	40.00%	40.00%
Other financial sector companies			
Europe			
Centro Leasing SPA	Italy	37.30%	37.28%
Americas			
Carrefour Administration Cartos de Creditos - CCAC	Brazil	40.00%	40.00%
Other companies			
IN FRANCE			
Other			
BNP Paribas Partners for Innovation		50.00%	50.00%
Finaxa		13.04%	20.90%
Laser		9.01%	9.01%
OUTSIDE FRANCE			
Real estate			
Devimo Consult	Belgium	35.00%	13.99%
Galiera Comerciale Assago	Italy	20.00%	20.00%
Other			
Compagnie Benelux de Participations - Cobepa	Belgium	25.00%	25.00%
Cobepa - Cippar	Belgium	25.00%	25.00%
Cobepa - Cobepa Finance	Luxembourg	25.00%	25.00%
Cobepa - Compagnie de Participations Internationales NV	Netherlands	25.00%	25.00%
Cobepa - Copabel SA	Belgium	25.00%	25.00%
Cobepa - Groupe Financier Liégeois	Belgium	24.90%	24.90%
Cobepa - Ibel	Belgium	25.00%	25.00%
Cobepa - Mascagni	Belgium	25.00%	25.00%
Cobepa - Paribas Deelnemingen NV	Netherlands	25.00%	25.00%
Cobepa - Regio Invest Ontwik Maats	Belgium	25.00%	25.00%
Cobepa - SA Mosane	Belgium	25.00%	25.00%
Cobepa - Sté Financière et de Réalisation	Belgium	25.00%	25.00%
Cobepa - Tradexco SA	Belgium	25.00%	25.00%
Cobepa - Ulran	Luxembourg	25.00%	25.00%
Fischer Francis Trees and Watts	United States	24.90%	81.44%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

NOTE 3 – INTERBANK AND MONEY MARKET ITEMS

In millions of euros, at 31 December	2004			2003	2002
	Gross	(Provisions)	Net	Net	Net
Cash and amounts due from central banks and post office banks	**6,843**	**-**	**6,843**	**5,287**	**9,884**
Treasury bills and money market instruments (note 5)	**128,452**	**(52)**	**128,400**	**106,671**	**83,990**
Due from credit institutions					
Demand accounts	7,116	(28)	7,088	7,062	9,426
Term loans and time deposits (a)	21,173	(256)	20,917	22,322	22,938
Repurchase agreements:					
Securities received under resale agreements	150,741	-	150,741	131,137	112,100
Bills purchased outright or under resale agreements	1,128	-	1,128	1,817	1,730
Total securities and bills purchased outright or under resale agreements	151,869	-	151,869	132,954	113,830
Subordinated loans	569	-	569	612	318
Total due from credit institutions	**180,727**	**(284)**	**180,443**	**162,950**	**146,512**
Total interbank and money market items	**316,022**	**(336)**	**315,686**	**274,908**	**240,386**
Including accrued interest			*767*	*1,538*	*3,228*

(a) "Term loans and time deposits" include overnight and term loans which are not represented by a bill or security, particularly financial credits. Financial credits correspond to commercial loans with an initial term of more than one year granted to credit institutions, where the ultimate borrowers are business entities other than financial sector companies, generally from developing countries on which the transfer risk has been provided for (note 8).

NOTE 4 – CUSTOMER ITEMS

In millions of euros, at 31 December	2004			2003	2002
	Gross	Provisions	Net	Net	Net
Due from customers					
Commercial and industrial loans	12,381	-	12,381	10,041	11,806
Overdrafts	14,555	-	14,555	12,822	12,908
Other credits:					
– short-term loans	55,046	-	55,046	44,145	50,503
– mortgage loans	57,851	-	57,851	46,739	42,701
– investment loans	26,212	-	26,212	22,031	22,452
– export loans	9,958	-	9,958	4,531	4,462
– other customer loans	34,525	(833)	33,692	36,384	38,024
Total other credits	**183,592**	**(833)**	**182,759**	**153,830**	**158,142**
Doubtful customer loans	11,045	(7,513)	3,532	4,250	4,385
Accrued interest	949	-	949	1,217	1,277
Securities and bills purchased outright or under resale agreements	23,146	-	23,146	19,319	16,103
Subordinated loans [a]	193	(7)	186	132	98
Total due from customers [b]	**245,861**	**(8,353)**	**237,508**	**201,611**	**204,719**
Leasing receivables	**20,989**	**(417)**	**20,572**	**20,362**	**20,622**
Total customer items	**266,850**	**(8,770) (c)**	**258,080**	**221,973**	**225,341**
Including accrued interest			*1,168*	*1,494*	*1,620*

(a) Participating loans granted to BNP Paribas customers included under "Subordinated loans" amounted to EUR 77 million at 31 December 2004 (EUR 59 million at 31 December 2003 and EUR 53 million at 31 December 2002).

(b) Loans qualifying for refinancing by Banque de France amounted to EUR 9,904 million at 31 December 2004 (EUR 7,879 million at 31 December 2003 and EUR 8,079 million at 31 December 2002).

(c) Including EUR 851 million in general provisions for country risks.

NOTE 5 - TRANSACTIONS ON TRADING ACCOUNT SECURITIES, SECURITIES AVAILABLE FOR SALE AND DEBT SECURITIES HELD TO MATURITY

In millions of euros, at 31 December	2004				2003		2002	
	Gross value	Provisions	Net book value	Market value	Net book value	Market value	Net book value	Market value
Trading account securities:								
Treasury bills and money market instruments	90,497	-	90,497	90,497	73,822	73,822	54,453	54,453
Bonds and other fixed income instruments	46,191	-	46,191	46,191	34,217	34,217	24,707	24,707
Equities and other variable income instruments	69,815	-	69,815	69,815	50,442	50,442	21,149	21,149
Own shares held within the Group	7	-	7	7	80	80	14	14
Total trading account securities	**206,510**	**-**	**206,510**	**206,510**	**158,561**	**158,561**	**100,323**	**100,323**
Including unlisted equities and bonds	*15,174*	-	*15,174*	*15,174*	*7,968*	*7,968*	*4,806*	*4,806*
Securities available for sale:								
Treasury bills and money market instruments	5,347	(52)	5,295	5,376	8,045	8,403	7,254	7,830
Bonds and other fixed income instruments	12,145	(389)	11,756	11,757	14,672	14,957	9,642	10,213
Equities, other variable income instruments and equity securities available for sale in the medium-term	2,595	(163)	2,432	2,500	1,984	2,101	1,453	1,547
Total securities available for sale	**20,087**	**(604)**	**19,483**	**19,633**	**24,701**	**25,461**	**18,349**	**19,590**
Including unlisted equities and bonds	*2,818*	*(160)*	*2,658*	*2,685*	*2,669*	*2,724*	*1,541*	*1,556*
Debt securities held to maturity:								
Treasury bills and money market instruments	32,608	-	32,608	33,267	24,804	24,889	22,283	22,735
Bonds and other fixed income instruments	8,967	(15)	8,952	9,066	6,116	6,643	7,615	8,009
Total debt securities held to maturity	**41,575**	**(15)**	**41,560**	**42,333**	**30,920**	**31,532**	**29,898**	**30,744**
Including unlisted bonds	*998*	*(2)*	*996*	*1,023*	*359*	*369*	*409*	*414*
Total trading account securities, securities available for sale and debt securities held to maturity (a):	**268,172**	**(619)**	**267,553**	**268,476**	**214,182**	**215,554**	**148,570**	**150,657**
Including								
Treasury bills and money market instruments	128,452	(52)	128,400	129,140	106,671	107,114	83,990	85,018
Bonds and other fixed income instruments	67,303	(404)	66,899	67,014	55,005	55,817	41,964	42,929
Including unlisted bonds	*4,210*	*(56)*	*4,154*	*4,182*	*3,392*	*3,422*	*2,452*	*2,465*
Equities and other variable income instruments	72,417	(163)	72,254	72,322	52,506	52,623	22,616	22,710
Including unlisted equities	*14,780*	*(106)*	*14,674*	*14,700*	*7,604*	*7,639*	*4,304*	*4,311*

(a) Mutual fund shares held by the BNP Paribas Group amounted to EUR 16,489 million at 31 December 2004 (EUR 12,081 million at 31 December 2003 and EUR 4,437 million at 31 December 2002). This amount includes EUR 16,094 million in growth funds, of which EUR 832 million incorporated in France (EUR 11,777 million in 2003, of which EUR 565 million incorporated in France, and EUR 4,246 million in 2002, of which EUR 791 million incorporated in France).

NOTE 5 – TRANSACTIONS ON TRADING ACCOUNT SECURITIES, SECURITIES AVAILABLE FOR SALE AND DEBT SECURITIES HELD TO MATURITY (cont'd)

Over the past three years, securities were reclassified among the various portfolios as follows:

Former classification	New classification	Amount transferred during the year (in millions of euros)		
		2004	2003	2002
Trading account securities	Securities available for sale	1,371	830	575
Securities available for sale	Debt securities held to maturity	2,792	5	270
Debt securities held to maturity	Securities available for sale	34	628	769

The above amounts do not include arms' length transactions between two Group companies pursuing different management objectives (including purchases of debt securities held to maturity from trading portfolio managers).

Net premiums on debt securities held to maturity, reflecting an acquisition price higher than the redemption price, amounted to EUR 311 million at 31 December 2004 (net premiums of EUR 71 million at 31 December 2003 and net discounts of EUR 364 million at 31 December 2002). These premiums and discounts are amortised over the remaining life of the securities.

Net premiums on securities available for sale, reflecting an acquisition price higher than the redemption price, amounted to EUR 43 million at 31 December 2003 (net premiums of EUR 49 million at 31 December 2003 and net discounts of EUR 181 million at 31 December 2002). These premiums and discounts are amortised over the remaining life of the securities.

Receivables corresponding to securities lent amounted to EUR 15,045 million at 31 December 2004 (EUR 11,065 million at 31 December 2003 and EUR 5,051 million at 31 December 2002).

Accrued interest on fixed income securities was EUR 637 million at 31 December 2004 (EUR 601 million at 31 December 2003 and EUR 506 million at 31 December 2002).

One of the Group subsidiaries engaged in trading and arbitraging on stock market indexes held 125,000 BNP Paribas SA shares at 31 December 2004, under trading account securities (note 22).

NOTE 6 – INSURANCE COMPANY INVESTMENTS

In millions of euros, at 31 December	2004	2003	2002
Real estate	1,173	1,103	1,141
Equities, mutual funds and other variable income instruments	4,364	2,944	2,613
Bonds and other fixed income instruments	35,800	33,153	30,323
Admissible assets related to unit-linked business	24,058	22,530	20,734
Reinsurers' share of technical reserves	2,075	1,030	919
Other	1,062	648	629
Accrued interest	969	867	795
Insurance company investments	**69,501**	**62,275**	**57,154**

NOTE 7 – INVESTMENTS IN NON-CONSOLIDATED UNDERTAKINGS, OTHER PARTICIPATING INTERESTS AND EQUITY SECURITIES HELD FOR LONG-TERM INVESTMENT

In millions of euros, at 31 December	2004			2003		2002	
	Gross book value	Net book value	Market value	Net book value	Market value	Net book value	Market value
Equity securities held for long-term investment							
Unlisted securities	2,234	1,923	2,076	2,405	2,908	2,620	3,245
Listed securities	1,760	1,591	2,992	2,207	3,339	2,787	3,875
Total equity securities held for long-term investment	**3,994**	**3,514**	**5,068**	**4,612**	**6,247**	**5,407**	**7,120**
Investments in non-consolidated undertakings and other participating interests (a):							
Investments in non-consolidated undertakings	1,920	1,517	1,776	842	947	887	1,032
Other participating interests							
Unlisted securities	814	677	800	730	808	1,116	1,482
Listed securities	537	415	1,025	588	1,097	3,869	3,743
Total other participating interests	1,351	1,092	1,825	1,318	1,905	4,985	5,225
Total investments in non-consolidated undertakings and other participating interests	**3,271**	**2,609**	**3,601**	**2,160**	**2,852**	**5,872**	**6,257**
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**7,265**	**6,123**	**8,669**	**6,772**	**9,099**	**11,279**	**13,377**

(a) The market value of unlisted investments in non-consolidated undertakings and other unlisted participating interests is principally determined based on the value of the BNP Paribas Group's equity in the underlying net assets. Where necessary, the valuation is based on revalued net assets.

Investments in non-consolidated credit institutions amounted to EUR 391 million at 31 December 2004 (EUR 144 million at 31 December 2003 and EUR 144 million at 31 December 2002). Participating interests in credit institutions amounted to EUR 461 million at 31 December 2004 (EUR 467 million at 31 December 2003 and EUR 3,566 million at 31 December 2002).

Net unrealised capital gains on investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment, calculated by reference to year-end market prices for listed securities, amounted to EUR 2,546 million at 31 December 2004 (EUR 2,327 million at 31 December 2003 and EUR 2,098 million at 31 December 2002).

NOTE 7 – INVESTMENTS IN NON-CONSOLIDATED UNDERTAKINGS, OTHER PARTICIPATING INTERESTS AND EQUITY SECURITIES HELD FOR LONG-TERM INVESTMENT (cont'd)

The main companies carried under "Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment" with a net book value of more than EUR 100 million in the BNP Paribas Group's accounts are listed below:

In millions of euros	% interest	Head office	Consolidated shareholders' equity in 2003 (a)	2003 consolidated net income (loss)	Net book value in the BNP Paribas Group accounts
Interests representing less than 5% of the investee's share capital					
Total	0.21	La Défense	30,406	7,025	164
Véolia Environnement	1.84	Paris	3,575	(2,055)	145
Shinhan Financial Group	4.39	Seoul (South Korea)	3,676	277	143
Peugeot	1.53	Paris	11,864	1,497	114
Sagem	4.05	Paris	1,178	120	112
Schneider Electric	1.92	Boulogne Billancourt	7,659	433	105
Interests representing between 5% and 10% of the investee's share capital					
Bouygues Telecom	6.41	Issy Les Moulineaux	1,553	198	171
Cassa Di Risparmio Di Firenze	6.99	Florence (Italy)	958	95	118
Interests representing more than 10% of the investee's share capital					
Pargesa Holding	14.58	Geneva (Switzerland)	3,895	136	357
Erbe SA	47.01	Gerpinnes (Belgium)	670	26	335
Tyler Trading Inc	19.03	Wilmington (USA)	1,705	43	294
ABN Amro Advisory Inc	19.35	Chicago (USA)	1,283	42	221
Crédit Logement	34.94	Paris	1,231	49	207
Eiffage	19.16	Issy Les Moulineaux	1,012	140	107
Interests in investment funds					
PAI Europe III	13.77	Paris	N/A	N/A	134
PAI LBO Fund	62.43	Paris	N/A	N/A	123

(a) According to French accounting standards, including net income/(loss)

NOTE 8 – PROVISIONS FOR CREDIT RISKS AND COUNTRY RISKS

In millions of euros	2004	2003	2002
At 1 January	**11,705**	**13,029**	**13,171**
Net additions during the period	693	1,379	1,532
Write-offs during the period covered by provisions	(1,497)	(1,724)	(1,470)
Translation adjustments and other changes	(322)	(979)	(204)
At 31 December	**10,579**	**11,705**	**13,029**
Breakdown of provisions:			
- Provisions deducted from assets:			
• On interbank items (a)	284	256	416
• On customer items (note 4)	8,770	9,506	10,347
• On securities (a)	443	746	1,009
Total provisions deducted from assets	9,497	10,508	11,772
Including provisions for country risks	*1,211*	*1,481*	*2,119*
- Provisions recorded under liabilities (note 19):			
• To cover off balance sheet commitments	428	505	570
• To cover credit risks	654	692	469
• To cover industry risks	-	-	218
Total provisions recorded under liabilities	1,082	1,197	1,257
Including provisions for country risks	*258*	*314*	*309*
Total provisions for credit risks and country risks	**10,579**	**11,705**	**13,029**

(a) Provisions on loans to credit institutions mainly concern financial credits (note 3) exposed to country risk. Provisions on securities shown in the above table primarily cover the country risk affecting securities held by the BNP Paribas Group.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions for losses on off balance sheet commitments, provisions for claims and litigation, and provisions for risks that are probable in light of current or past events but the amount and timing of which cannot be reliably determined.

Provisions covering principal and interest on sovereign loans amounted to EUR 1,469 million at 31 December 2004 (EUR 1,795 million at 31 December 2003 and EUR 2,428 million at 31 December 2002).

NOTE 8 – PROVISIONS FOR CREDIT RISKS AND COUNTRY RISKS (cont'd)

In millions of euros	2004	2003	2002
Additions to provisions for credit risks and country risks:			
• Customer and interbank items	1,855	2,278	2,533
• Off balance sheet commitments	68	51	93
• Securities	78	214	87
• Other credit risks	331	367	112
Total additions to provisions for credit risks and country risks	**2,332**	**2,910**	**2,825**
Recoveries of provisions for credit risks and country risks:			
• Customer and interbank items	(1,154)	(1,137)	(1,024)
• Off balance sheet commitments	(60)	(38)	(38)
• Securities	(73)	(226)	(132)
• Other credit risks	(352)	(130)	(99)
Total recoveries of provisions for credit risks and country risks	**(1,639)**	**(1,531)**	**(1,293)**
Net additions to provisions for credit risks and country risks	**693**	**1,379**	**1,532**
Write-offs not covered by provisions	136	187	146
Recoveries of amounts written off	(97)	(104)	(101)
Elimination of net addition to provisions for interest in arrears recorded under net banking income	(54)	(101)	(107)
Net charge for the period for credit risks and country risks	**678**	**1,361**	**1,470**
Including:			
• Net charge to provisions for specific credit risks	902	1,727	1,555
• Net recovery of provisions for country risks	(224)	(366)	(85)

NOTE 9 – INVESTMENTS IN COMPANIES CARRIED UNDER THE EQUITY METHOD

In millions of euros, at 31 December 2004	Total investments in companies carried under the equity method			Net book value of the investments in the individual accounts of Group companies
	Equity in net assets (based on voting interest)	Equity in 2004 net income (loss) (based on voting interest)	Total	
Financial institutions:				
Credit institutions	*449*	*99*	*548*	*302*
Cofinoga	241	50	291	130
Société de paiement pass	85	19	104	35
Cofidis International Groupe	39	17	56	13
Servicios Financieros Carrefour EFC SA	52	9	61	87
Other	32	4	36	37
Other financial institutions	*174*	*15*	*189*	*217*
Centro Leasing SPA	52	5	57	42
CCAC Brazil	28	13	41	38
Other	94	(3)	91	137
Total financial institutions	**623**	**114**	**737**	**519**
Other companies:				
Laser	32	6	38	53
Finaxa	823	64	887	492
Fischer Francis Trees and Watts	(2)	5	3	71
Cobepa	82	3	85	100
Other	9	2	11	8
Total other companies	**944**	**80**	**1,024**	**724**
Total investments in companies carried under the equity method	**1,567**	**194**	**1,761**	**1,243**

NOTE 10 – LONG-TERM INVESTMENTS

In millions of euros	Cost at 1 January 2004	Acquisitions	Redemptions and disposals	Transfers and other movements	Cost at 31 Dec. 2004	Provisions at 1 Jan. 2004	Additions to provisions	Recoveries of provisions	Other provision movements	Provisions at 31 Dec. 2004	Net book value at 31 Dec. 2004	Net bo value 31 De 200
Debt securities held to maturity (note 5)	30,965	70,830	(62,384)	2,164	41,575	(45)	-	1	29	(15)	41,560	30,920
Investments in non-consolidated undertakings and other participating interests (note 7)	2,912	412	(511)	458	3,271	(752)	(71)	224	(63)	(662)	2,609	2,160
Equity securities held for long-term investment (note 7)	5,358	463	(1,194)	(633)	3,994	(746)	(119)	330	55	(480)	3,514	4,612
Investments in companies carried under the equity method (note 9)	1,631			130	1,761						1,761	1,631
Total long-term investments	**40,866**	**71,705**	**(64,089)**	**2,119**	**50,601**	**(1,543)**	**(190)**	**555**	**21**	**(1,157)**	**49,444**	**39,323**

NOTE 11 – TANGIBLE AND INTANGIBLE ASSETS

In millions of euros, at 31 December	2004			2003	2002
	Gross	Depreciation amortisation and provisions	Net	Net	Net
Intangible assets					
- Computer software	2,143	(1,306)	837	698	538
- Other intangible assets	965	(224)	741	789	749
Total intangible assets	3,108	(1,530)	1,578	1,487	1,287
Tangible assets:					
- Land and buildings	3,578	(1,211)	2,367	2,123	2,076
- Rental properties (land and buildings)	4,494	(679)	3,815	3,397	3,062
- Equipment, furniture and fixtures	4,328	(2,874)	1,454	1,600	1,695
- Other fixed assets	369	(1)	368	401	520
Total tangible assets	12,769	(4,765)	8,004	7,521	7,353
Total tangible and intangible assets	**15,877**	**(6,295)**	**9,582**	**9,008**	**8,640**

Intangible assets

Other intangible assets include lease rights, goodwill and trade marks acquired by the Group, including the Consors trade mark acquired in 2002.

Operating assets

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. The book value of the assets was increased by EUR 1,156 million, and the corresponding capital gain was posted to consolidated shareholders' equity under "capital gains on restructuring", net of the related tax effect (note 22). In order to reflect what appeared to be a lasting decline in the real estate market, in 1997 the book value of these real estate assets was written down by EUR 545 million. The adjustment, net of the related tax effect, was recorded in the balance sheet under "capital gains on restructuring", consistently with the initial adjustment.

The operating assets held by Paribas and its subsidiaries at the time of the merger are stated at historical cost.

Depreciation and provisions on rental properties include a EUR 77 million provision booked in accordance with the principle of prudence to cover unrealised losses on the rental properties held by Compagnie Bancaire.

Non-operating assets

At 31 December 2004, non-operating land and buildings, including assets leased under operating leases, amounted to EUR 3,844 million (EUR 3,454 million at 31 December 2003 and EUR 3,122 million at 31 December 2002). The total includes shopping centres acquired for rental.

Depreciation, amortisation and provisions

The charge for depreciation, amortisation and provisions recorded in 2004 amounted to EUR 755 million (EUR 758 million in 2003 and EUR 618 million in 2002).

NOTE 12 – GOODWILL

In millions of euros	2004	2003	2002
Net amount at 1 January	**5,578**	**6,547**	**4,489**
Goodwill on acquisitions made during the year	1,354	50	2,988
Translation adjustment	(236)	(559)	(397)
Amortisation for the year	(408)	(417)	(388)
Exceptional amortisation of goodwill	(44)	(43)	(145)
Unamortised goodwill at 31 December	**6,244**	**5,578**	**6,547**

Net amortisation of goodwill totalled EUR 384 million for 2004 (EUR 399 million for 2003 and EUR 366 million for 2002), after deducting EUR 24 million in amortisation of badwill (EUR 18 million in 2003 and EUR 22 million in 2002). Exceptional amortisation of goodwill on investments sold includes EUR 20 million (EUR 43 million in 2003 and EUR 95 million in 2002) corresponding to goodwill recorded on acquisition of minority interests in the Cobepa sub-group. An additional EUR 24 million in exceptional amortisation was recorded following the sale of 75% of Cobepa to a non-consolidated entity. The exceptional amortisation was deducted from "gains on long-term investments and changes in provisions".

Badwill amounted to EUR 15 million at 31 December 2004 (EUR 18 million at 31 December 2003 and EUR 22 million at 31 December 2002), including EUR 13 million concerning Finaxa.

Goodwill recognised in 2004 primarily concerns the acquisition of shares in Community First Bankshares and Union Safe Deposit Bank in an amount of USD 1,149 million, as well as the purchase of shares in Atis Real International and Verner Investissements.

NOTE 13 – ACCRUED INCOME AND OTHER ASSETS

In millions of euros, at 31 December	2004	2003	2002
Accrued income and other adjustment accounts			
Valuation adjustment accounts (a)	14,234	13,853	20,228
Accrued income	3,372	5,419	5,331
Collection accounts	3,530	2,845	3,488
Other adjustment accounts (b)	4,584	6,707	9,501
Total accrued income and other adjustment accounts	25,720	28,824	38,548
Other assets			
Premiums on purchased options	39,192	42,185	36,328
Settlement accounts related to securities transactions	4,625	5,067	3,655
Investments in Codevi "industrial development" securities	3,319	3,716	3,702
Deferred tax assets	930	853	975
Other insurance company assets	1,677	1,142	931
Other	24,345	11,633	10,458
Total other assets	74,088	64,596	56,049
Total accrued income and other assets	**99,808**	**93,420**	**94,597**

(a) Mark-to-market gains on foreign exchange instruments and forward instruments.
(b) Includes prepaid interest on customer and interbank accounts and prepaid expenses.

NOTE 14 – INTERBANK ITEMS AND MONEY MARKET SECURITIES

In millions of euros, at 31 December	2004	2003	2002
Interbank and money market items			
Demand accounts	7,914	5,027	8,859
Time deposits and borrowings	85,780	61,740	52,808
Securities and bills sold outright or under repurchase agreements:			
• Securities given under repurchase agreements	149,479	122,258	113,552
• Bills sold outright or under repurchase agreements	1,790	2,229	2,686
Total securities and bills sold outright or under repurchase agreements	151,269	124,487	116,238
Total interbank and money market items	**244,963**	**191,254**	**177,905**
Debt securities issued to credit institutions			
Interbank market securities	1,175	1,025	1,025
Total interbank items and money market securities	**246,138**	**192,279**	**178,930**
Including accrued interest	*793*	*1,785*	*2,273*

Interbank demand deposits amounted to EUR 4,272 million at 31 December 2004 (EUR 4,906 million at 31 December 2003 and EUR 8,465 million at 31 December 2002).

NOTE 15 – CUSTOMER DEPOSITS, RETAIL CERTIFICATES OF DEPOSIT AND NEGOTIABLE CERTIFICATES OF DEPOSIT

In millions of euros, at 31 December	2004	2003	2002
Customer deposits:			
Demand accounts	84,292	69,464	70,950
Time accounts	72,341	68,899	72,150
Regulated savings accounts	39,712	36,622	31,113
Repurchase agreements:			
Securities given under repurchase agreements	41,345	35,475	20,819
Bills sold outright or under repurchase agreements	22	161	537
Total securities and bills sold outright or under repurchase agreements	41,367	35,636	21,356
Total customer deposits	**237,712**	**210,621**	**195,569**
Bonds and negotiable short-term debt instruments:			
Negotiable certificates of deposit	83,844	67,014	64,913
Retail certificates of deposit	6,712	4,933	6,708
Total bonds and negotiable short-term debt instruments	**90,556**	**71,947**	**71,621**
Total customer deposits, negotiable certificates of deposit and retail certificates of deposit	**328,268**	**282,568**	**267,190**
Including accrued interest	*578*	*648*	*968*

Regulated demand savings deposits, including savings collected for investment, totalled EUR 20,763 million at 31 December 2004 (EUR 18,272 million at 31 December 2003 and EUR 14,515 million at 31 December 2002). Other customer demand deposits amounted to EUR 81,821 million at 31 December 2004 (EUR 76,701 million at 31 December 2003 and EUR 74,542 million at 31 December 2002).

NOTE 16 – BOND ISSUES

The following table shows bonds issued by the Group by currency, contractual interest rate and maturity:

Issuing currency in millions of euros			Maturity						
	Average interest rate	Balance outstanding at 31/12/2004	2005	2006	2007	2008	2009	2010 to 2014	Beyond 2014
Eurozone issues	Variable	2,867	617	912	409	200	-	31	698
	5.89%	8,834	549	1,741	1,366	1,535	305	2,943	395
US dollar issues	Variable	705	-	150	67	-	-	-	488
	3.88%	44	-	44					
Issues in other currencies	Variable	224	-	40	172	12			
	6.12%	157	1	7	10	-	139		
Total bonds issued		12,831	1,167	2,894	2,024	1,747	444	2,974	1,581
BNP Paribas Group bonds held by consolidated companies		(1,847)							
Total BNP Paribas Group bonds outstanding		10,984							
Accrued interest		110							
Total bond issues		11,094							

Unamortised premiums on the above issues, corresponding to the difference between the issue proceeds and the redemption price, amounted to EUR 330 million at 31 December 2004 (EUR 163 million at 31 December 2003 and EUR 158 million at 31 December 2002).

NOTE 17 – TECHNICAL RESERVES OF INSURANCE COMPANIES

In millions of euros, at 31 December	2004	2003	2002
Life technical reserves	40,244	35,910	32,684
Technical reserves – unit-linked business	24,700	22,554	21,047
Non-life technical reserves	2,098	1,694	1,409
Policyholders' surplus	1,091	1,139	1,048
Accrued interest	1,245	511	338
Total technical reserves	**69,378**	**61,808**	**56,526**

Policyholders' surplus primarily includes the funds set aside to top up the return offered to holders of life insurance policies if necessary in future years (EUR 592 million at 31 December 2004, EUR 615 million at 31 December 2003 and EUR 547 million at 31 December 2002).

NOTE 18 – ACCRUALS AND OTHER LIABILITIES

In millions of euros, at 31 December	2004	2003	2002
Accruals:			
Accrued liabilities	2,333	4,459	5,060
Valuation adjustment accounts (a)	14,986	14,528	20,617
Collection accounts	4,789	2,923	2,066
Other accruals	10,250	8,585	4,806
Total accruals	**32,358**	**30,495**	**32,549**
Other liabilities:			
Settlement accounts related to securities transactions	5,430	6,938	4,966
Liabilities related to written options	41,747	43,634	37,782
Liabilities related to securities transactions	102,569	88,430	57,471
Deferred tax liabilities	1,462	1,417	1,685
Other insurance liabilities	653	418	494
Other payables and liabilities	13,909	13,488	10,889
Total other liabilities	**165,770**	**154,325**	**113,287**
Total accruals and other liabilities	**198,128**	**184,820**	**145,836**

(a) Mark-to-market losses on foreign exchange instruments and forward instruments.

NOTE 19 – PROVISIONS FOR CONTINGENCIES AND CHARGES

In millions of euros, at 31 December	2004	2003	2002
Provisions for pensions and other post-employment benefits (note 27)	1,349	1,467	1,245
Provisions for credit risks and equivalents (note 8)	654	692	469
Provisions for industry risks (note 8)	-	-	218 (a)
Provisions for off balance sheet commitments (note 8):			
- credit risks	170	191	261
- country risks	258	314	309
Restructuring (note 40)	29	80	178
Other provisions	1,304	1,301	1,464
Total provisions for contingencies and charges	**3,764**	**4,045**	**4,144**

(a) At 31 December 2002, the provision for industry risks was notionally earmarked to cover losses on listed investments, whereas in previous years it was not allocated to any specific risks. In 2003, the provision was reversed to avoid duplication with the provisions booked for each line of securities concerned (see note 36).

In 2003 a general provision of EUR 250 million was recorded under "Provisions for credit risks and equivalents" in order to cover the risk of any continuation of the economic downturn in Europe.

Off balance sheet credit risks covered by provisions amounted to EUR 822 million at 31 December 2004 (EUR 983 million at 31 December 2003 and EUR 1,222 million at 31 December 2002).

At 31 December 2004, other provisions for contingencies and charges break down as follows:

In millions of euros	1 January 2004	Additions	Reversals	Other movements	31 December 2004
Provisions set up in connection with banking and banking-related transactions	**539**	**208**	**(293)**	**(21)**	**433**
- Provisions for contingencies related to capital markets transactions	187	84	(175)	2	98
- Provisions for potential losses on long-term investments	194	56	(37)	(11)	202
- Other provisions related to banking transactions	158	68	(81)	(12)	133
Provisions not set up in connection with banking or banking-related transactions	**762**	**395**	**(257)**	**(29)**	**871**
Total other provisions for contingencies and charges	**1,301**	**6,033**	**(550)**	**(50)**	**1,304**

NOTE 20 – SUBORDINATED DEBT

In millions of euros, at 31 December	2004	2003	2002
Subordinated medium- and long-term debt	**10,298**	**11,112**	**11,776**
Undated subordinated debt:			
Undated participating subordinated notes	308	312	343
Other undated floating-rate subordinated notes:			
In foreign currencies	654	707	849
In euros	290	290	305
Total undated floating rate subordinated notes	944	997	1,154
Undated notes	398	412	629
Total undated subordinated debt	**1,650**	**1,721**	**2,126**
Total subordinated debt issued by BNP Paribas Group	**11,948**	**12,833**	**13,902**
Accrued interest	294	393	381
Total	**12,242**	**13,226**	**14,283**

Subordinated medium- and long-term debt

Subordinated debt included under this heading consists of medium and long-term debentures originally issued in French francs, euros and foreign currencies that are equivalent to debt ranking last before participating debt and securities for repayment purposes in the case of liquidation of the Bank.

Subordinated medium- and long-term debt issued by the Group generally contains a call provision authorising BNP Paribas to buy back its securities directly in the market or through tender offers or, in the case of private placements, over the counter.

Borrowings in international markets by BNP Paribas SA or foreign subsidiaries of the BNP Paribas Group may be subject to early repayment of principal and the early payment of interest due at maturity in the event that changes in applicable tax laws oblige the BNP Paribas Group issuer to compensate debtholders for the consequences of such changes. The debt securities may be called on 15 to 60 days' notice subject to approval by the banking supervisory authorities.

At 31 December 2004, subordinated medium- and long-term debt broke down as follows by maturity and by currency:

Issuing currency	Total	Maturity						
		2005	2006	2007	2008	2009	2010 to 2014	Beyond 2014
Subordinated medium-and long-term debt:								
• In euros	6,359	331	290	486	932	65	3,756	499
• In US dollars	3,137	55	166	441	-	220	1,420	835
• In other currencies	802	118	-	77	52	-	45	510
Total subordinated medium-and long-term debt	**10,298**	**504**	**456**	**1,004**	**984**	**286**	**5,221**	**1,843**

NOTE 20 – SUBORDINATED DEBT (cont'd)

Undated subordinated debt

In July 1984, pursuant to the French Law of 3 January 1983, BNP SA issued a first block of 1,800,000 undated participating subordinated notes (*titres participatifs*) with a face value of FRF 1,000 for a total of EUR 274 million. Subscription rights to new undated participating subordinated notes were attached to each of these notes. In connection with rights exercised in the period from 1985 to 1988, BNP SA issued a total of 412,761 new undated participating subordinated notes with a face value of FRF 1,000. The notes were issued at a total premium of EUR 4 million. The notes are redeemable only in the event of liquidation of the Bank, but may be retired in accordance with the terms of the law. Under this option, 219,742 notes were retired in 2004 and subsequently cancelled.

In October 1985, BNP SA issued EUR 305 million of undated floating-rate subordinated notes (*titres subordonnés à durée indéterminée*, or TSDI). The notes are redeemable only in the event of liquidation of the Bank. They are subordinated to all other debts of the Bank but senior to the undated participating subordinated notes issued by BNP SA. The Board of Directors is entitled to postpone interest payments if the shareholders' meeting approving the financial statements declares that there is no income available for distribution. In September 1986, BNP SA raised a further USD 500 million by issuing new undated floating-rate subordinated notes with characteristics similar to those of the French franc notes issued in 1985. In July 1986 and December 1996, Paribas SA issued undated subordinated notes in the amounts of USD 165 million and USD 200 million respectively.

Between 1996 and 1998, BNP SA issued undated notes which may be called at the issuer's discretion, starting from a date specified in the issuing agreement and contingent upon the consent of the *Commission Bancaire*.

Undated participating subordinated notes, undated subordinated notes and undated notes qualify as Tier 2 capital under French regulations and international guidelines on capital adequacy.

NOTE 21 – RESERVE FOR GENERAL BANKING RISKS

The reserve for general banking risks amounted to EUR 752 million at 31 December 2004 (EUR 843 million at 31 December 2003 and EUR 997 million at 31 December 2002).

NOTE 22 – CONSOLIDATED SHAREHOLDERS' EQUITY

In millions of euros	Capital	Additional paid-in capital in excess of par	Capital gain on restructuring and revaluation surplus
Balance at 1 January 2002	**1,772**	**10,476**	**380**
. Operations affecting capital in 2002:			
- share issues	18	328	
. Cancellation of contingent value rights certificates held by BNP Paribas			
. Issue of preferred shares			
. BNP Paribas SA shares held pursuant to the 5th resolution of the Annual Shareholders' Meetings of 23 May 2000 and 15 May 2001			
. Translation adjustment			
. Other			(3)
. 2002 consolidated net income			
Balance at 31 December 2002 before appropriation of income	**1,790**	**10,804**	**377**
2002 cash dividend			
Balance at 1 January 2003	**1,790**	**10,804**	**377**
. Operations affecting capital in 2003:			
- share issues	16	213	
. Issue of preferred shares			
. BNP Paribas SA shares held pursuant to the 6th resolution of the Annual Shareholders' Meetings of 31 May 2002 and 14 May 2003			
. Translation adjustment			
. Effect of applying standard CRC 2002-03 (note 1)			
. Other			(3)
. 2003 consolidated net income			
Balance at 31 December 2003 before appropriation of income	**1,806**	**11,017**	**374**
2003 cash dividend			
Balance at 1 January 2004	**1,806**	**11,017**	**374**
. Operations affecting capital in 2004:			
- share issues	13	239	
- capital reductions	(50)	(916)	
. BNP Paribas SA shares held pursuant to the 6th resolution of the Annual Shareholders' Meetings of 14 May 2003 and 28 May 2004			
. Translation adjustment			
. Interim dividends paid to minority shareholders of Group subsidiaries			
. Other			(5)
. 2004 consolidated net income			
Balance at 31 December 2004 before appropriation of income	**1,769**	**10,340**	**369**

Retained earnings						
Cumulative translation adjustment	Parent company retained earnings and Group's share in retained earnings of subsidiaries	Elimination of shares held by BNP Paribas	Retained earnings, capital gains resulting from real estate restructuring and revaluation surplus	Shareholders' equity attributable to BNP Paribas Group	Minority interests	Total consolidated shareholders' equity
(93)	**11,971**	**(935)**	**11,323**	**23,571**	**2,939**	**26,510**
				346		346
	(226)	161	(65)	(65)		(65)
					1,276	1,276
	(50)	(329)	(379)	(379)		(379)
(342)			(342)	(342)	(203)	(545)
	22		19	19	180	199
	3,295		3,295	3,295	343	3,638
(435)	**15,012**	**(1,103)**	**13,851**	**26,445**	**4,535**	**30,980**
	(1,040)		(1,040)	(1,040)	(284)	(1,324)
(435)	**13,972**	**(1,103)**	**12,811**	**25,405**	**4,251**	**29,656**
				229		229
					700	700
	(94)	(802)	(896)	(896)		(896)
(167)			(167)	(167)	(284)	(451)
	(33)		(33)	(33)		(33)
	25		22	22	12	34
	3,761		3,761	3,761	340	4,101
(602)	**17,631**	**(1,905)**	**15,498**	**28,321**	**5,019**	**33,340**
	(1,212)		(1,212)	(1,212)	(329)	(1,541)
(602)	**16,419**	**(1,905)**	**14,286**	**27,109**	**4,690**	**31,799**
				252		252
		966	966			
	(94)	(1,611)	(1,705)	(1,705)		(1,705)
(187)			(187)	(187)	(104)	(291)
					(157)	(157)
	62		57	57	(8)	49
	4,668		4,668	4,668	403	5,071
(789)	**21,055**	**(2,550)**	**18,085**	**30,194**	**4,824**	**35,018**

NOTE 22 – CONSOLIDATED SHAREHOLDERS' EQUITY (cont'd)

OPERATIONS INVOLVING SHARE CAPITAL IN 2002, 2003 AND 2004

Operations affecting capital in 2002

Share-split

In accordance with the authorisation received from the Shareholders' Meeting of 15 May 2001 (12th resolution), on 18 December 2001 the Board of Directors decided to carry out a two-for-one share split. Following this share-split, carried out on 20 February 2002, BNP Paribas' capital was made up of 886,622,994 ordinary shares with a par value of EUR 2.

Capital increases

In accordance with Section L225-129-V of the new French Companies Act (formerly Section 180-V of the 24 July 1966 Act) and pursuant to authorisations received from the Shareholders' Meeting of 15 May 2001, the Board of Directors decided on 28 February 2002 to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 27 June 2002, the mutual fund subscribed 7,623,799 ordinary shares with a par value of EUR 2 for this purpose. In addition, BNP Paribas employees subscribed 927,046 shares with rights from 1 January 2001 under the stock option plan.

At 31 December 2002, the capital of BNP Paribas SA consisted of 895,173,839 fully-paid ordinary shares with a par value of EUR 2.

During 2002, employees also subscribed 705,985 shares with a par value of EUR 2 and with rights from 1 January 2002 under the stock option plan. The corresponding capital increase was carried out on 23 January 2003.

Operations affecting capital in 2003

In accordance with Section L225-129-V of the new French Companies Act (formerly Section 180-V of the 24 July 1966 Act) and pursuant to authorisations received from the Shareholders' Meeting of 31 May 2002, the Board of Directors decided on 4 February 2003 to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 2 July 2003, the mutual fund subscribed 6,673,360 ordinary shares with a par value of EUR 2 for this purpose. Also on 2 July 2003, 517,716 shares were issued to employees on exercise of stock options with rights from 1 January 2002 and 100,715 shares with rights from 1 January 2003.

At 31 December 2003, the capital of BNP Paribas SA consisted of 903,171,615 fully-paid ordinary shares with a par value of EUR 2.

During 2003, employees also subscribed 443,989 shares with a par value of EUR 2 and with rights from 1 January 2003 under the stock option plan. The corresponding capital increase was carried out on 28 January 2004.

Operations affecting capital in 2004

Capital reduction

Pursuant to authorisations received from the Shareholders' Meeting of 14 May 2003 (18th resolution), the Board of Directors decided on 24 March 2004 to cancel by way of a reduction of capital 25,000,000 BNP Paribas shares held in treasury stock.

Capital increases

In accordance with Section L225-129-V of the new French Companies Act (formerly Section 180-V of the 24 July 1966 Act) and pursuant to authorisations received from the Shareholders' Meeting of 14 May 2003, the Board of Directors decided on 4 February 2004 to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 6 July 2004, the mutual fund subscribed 5,477,862 ordinary shares with a par value of EUR 2 for this purpose. Also on 6 July 2004, 552,435 shares were issued to employees on exercise of stock options with rights from 1 January 2003 and 54,543 shares with rights from 1 January 2004.

NOTE 22 – CONSOLIDATED SHAREHOLDERS' EQUITY (cont'd)

At 31 December 2004, the capital of BNP Paribas SA consisted of 884,700,444 fully-paid ordinary shares with a par value of EUR 2.

During 2004, employees also subscribed 518,758 shares with a par value of EUR 2 and with rights from 1 January 2004 under the stock option plan. The corresponding capital increase was carried out on 25 January 2005.

ANALYSIS OF ADDITIONAL PAID-IN CAPITAL IN EXCESS OF PAR

In 2002, additional paid-in capital in excess of par was increased by EUR 328 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with an employee share issue.

In 2003, this item was increased by EUR 213 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with an employee share issue.

In 2004, this item was increased by EUR 239 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with an employee share issue.

In addition, this item was reduced by EUR 916 million in connection with the cancellation of 25,000,000 BNP Paribas shares.

Additional paid-in capital in excess of par also includes a capital gain on real estate restructuring of EUR 278 million related to a restructuring operation whereby BNP transferred its real estate holdings to its subsidiary "Compagnie Immobilière de France, CIF", in 1991 and 1992. The resulting capital gain is recognised in the consolidated profit and loss account in proportion to the additional depreciation charge taken by CIF. The residual gain includes a write-down of EUR 420 million taken during 1997 (see notes 1 and 11).

PREFERRED SHARES

In December 1997, BNP US Funding LLC, a wholly-owned subsidiary of the Group, made a USD 500 million issue of non-cumulative preferred shares, which do not dilute earnings per ordinary share. The shares pay a contractual dividend of 7.738% for a period of ten years. At the end of that period, the issuer may redeem the shares at par at the end of any calendar quarter. Until they are redeemed, the shares will pay a dividend indexed to Libor. The proceeds of this issue are included in shareholders' equity under "Minority interests" and the corresponding remuneration is treated as a distribution to minority shareholders.

A second USD 500 million issue of non-cumulative preferred shares was carried out in October 2000 by another wholly- owned subsidiary, BNP Paribas Capital Trust. These shares pay a contractual dividend of 9.003% for a period of ten years.

In October 2001, two non-cumulative preferred share issues, totalling EUR 350 million and EUR 500 million, were carried out by two wholly-owned subsidiaries of the Group, BNP Paribas Capital Trust II and III. Shares in the first issue pay a dividend of 7% over 5 years and shares in the second issue pay a dividend of 6.625% over 10 years. Shares in the first issue are redeemable at the issuer's discretion after five years and at each interest payment date thereafter. Shares that have not been redeemed will continue to pay a dividend of 7%.

In January and June 2002, an additional two non-cumulative preferred share issues, totalling EUR 660 million and USD 650 million, were carried out by two wholly-owned subsidiaries of the Group, BNP Paribas Capital Trust IV and V. Shares in the first issue pay a dividend of 6.342% over 10 years. The annual dividend on shares in the second issue is 7.2%, paid quarterly. The shares are redeemable after five years and at each quarterly coupon date thereafter. Shares that have not been redeemed will continue to pay a dividend of 7.2%.

In January 2003, another EUR 700 million non-cumulative preferred share issue was carried out by a wholly-owned subsidiary of the Group, BNP Paribas Capital Trust VI. The shares pay a contractual dividend of 5.868%. They are redeemable after 10 years and on each annual coupon date thereafter. Shares not redeemed in 2013 will pay a quarterly dividend equal to the 3-month Euribor + 2.48%.

BNP PARIBAS SHARES HELD BY THE GROUP

Pursuant to the sixth resolution of the Shareholders' Meeting of 28 May 2004, BNP Paribas was authorised to buy back shares representing a maximum of 10% of its capital in order to stabilise the share price, or to award or sell the shares to employees under the statutory profit-sharing scheme or company savings plans, or to cancel the shares acquired, or to sell, exchange or otherwise dispose of them, for financial or asset/liability management purposes.

At 31 December 2004, the BNP Paribas Group held 51,808,500 BNP Paribas shares representing an amount of EUR 2,557 million, including 51,683,500 shares representing EUR 2,550 million deducted from shareholders' equity.

In millions of euros	**Other participating interests**		**Trading account securities (note 5)**		**TOTAL**	
	Number of securities	Book value	Number of securities	Book value	Number of securities	Book value
Shares held at 31 December 2002	**27,894,453**	**1,103**	**366,000**	**14**	**28,260,453**	**1,117**
Shares acquired pursuant to shareholder authorisations	22,547,920	1,061			22,547,920	1,061
Other movements	(5,623,930)	(259)	1,242,000	66	(4,381,930)	(193)
Shares held at 31 December 2003	**44,818,443**	**1,905**	**1,608,000**	**80**	**46,426,443**	**1,985**
Shares acquired pursuant to shareholder authorisations	35,751,407	1,794			35,751,407	1,794
Capital reduction pursuant to the 18th resolution of the Annual Shareholders' Meeting of 14 May 2004	(25,000,000)	(966)			(25,000,000)	(966)
Other movements	(3,886,350)	(183)	(1,483,000)	(73)	(5,369,350)	(256)
Shares held at 31 December 2004	**51,683,500**	**2,550**	**125,000**	**7**	**51,808,500**	**2,557**

NOTE 23 – OFF BALANCE SHEET COMMITMENTS

In millions of euros, at 31 December	2004	2003	2002
FINANCING COMMITMENTS GIVEN AND RECEIVED			
Financing commitments given:			
To credit institutions	17,812	25,451	16,310
On behalf of customers:			
– Confirmed letters of credit			
• Documentary credits	14,360	14,500	16,326
• Other confirmed letters of credit	102,630	86,686	49,019
– Other commitments given on behalf of customers	37,839	29,650	58,743
	154,829	**130,836**	**124,088**
Total financing commitments given	**172,641**	**156,287**	**140,398**
Roll-over (standby) commitments received:			
From credit institutions	30,885	41,217	19,040
On behalf of customers	4,366	2,759	2,496
Total financing commitments received	**35,251**	**43,976**	**21,536**
GUARANTEES AND ENDORSEMENTS GIVEN AND RECEIVED			
Guarantees and endorsements given:			
To credit institutions			
– Confirmed documentary credits	1,787	1,382	2,035
– Other	4,337	3,865	4,812
	6,124	**5,247**	**6,847**
On behalf of customers			
– Guarantees and endorsements:			
• Real estate guarantees	958	862	883
• Administrative and tax guarantees	7,224	7,038	7,361
• Other	5,630	6,111	6,179
– Other guarantees given on behalf of customers	46,212	37,607	38,956
	60,024	**51,618**	**53,379**
Total guarantees and endorsements given	**66,148**	**56,865**	**60,226**
Guarantees and endorsements received:			
From credit institutions	26,414	21,633	23,362
On behalf of customers			
– Guarantees received from government administrations	2,994	2,392	1,895
– Guarantees received from financial institutions	861	478	299
– Other guarantees received	19,943	18,448	18,268
Total guarantees and endorsements received from customers	**23,798**	**21,318**	**20,462**
Total guarantees and endorsements received	**50,212**	**42,951**	**43,824**
COMMITMENTS GIVEN AND RECEIVED ON SECURITIES			
Securities to be received	9,570	7,735	14,904
Securities sold under repurchase agreements to be received [(a)]	-	117	133
Total securities to be received	**9,570**	**7,852**	**15,037**
Total securities to be delivered	**8,241**	**7,389**	**7,960**

(a) Receipt of these securities is contingent upon exercise of the repurchase option.

NOTE 24 – FORWARD AND OPTIONS CONTRACTS

Forward financial instruments are purchased on various markets for use as specific or general hedges of assets and liabilities and for position management purposes.

In millions of euros, at 31 December	2004			2003		
	Hedging transactions	Position management	Total	Hedging transactions	Position management	Total
Forward contracts	**316,478**	**15,182,620**	**15,499,098**	**268,731**	**14,481,754**	**14,750,485**
On organised exchanges	650	7,266,721	7,267,371	18,050	7,217,623	7,235,673
- Interest rate contracts	650	7,220,913	7,221,563	7,253	7,178,284	7,185,537
- Foreign exchange contracts	-	164	164	10,411	9,864	20,275
- Financial assets contracts	-	45,644	45,644	386	29,475	29,861
Over-the-counter	315,828	7,915,899	8,231,727	250,681	7,264,131	7,514,812
- Forward rate agreements (FRAs)	1,062	584,089	585,151	13,413	529,224	542,637
- Interest rate swaps	172,760	5,805,247	5,978,007	112,179	5,145,442	5,257,621
- Currency swaps	54,707	542,526	597,233	61,497	508,927	570,424
- Forward currency swaps	86,086	866,112	952,198	62,323	906,114	968,437
- Other forward contracts	1,213	117,925	119,138	1,269	174,424	175,693
Options	**25,679**	**4,818,193**	**4,843,872**	**40,043**	**3,566,281**	**3,606,324**
On organised exchanges	903	2,559,847	2,560,750	1,046	1,933,578	1,934,624
Interest rate options	28	2,399,290	2,399,318	17	1,748,719	1,748,736
- purchased	-	1,183,700	1,183,700	17	886,151	886,168
- sold	28	1,215,590	1,215,618		862,568	862,568
Currency options	-	-	-	896		896
- purchased	-	-	-	787		787
- sold	-	-	-	109		109
Other options	875	160,557	161,432	133	184,859	184,992
- purchased	78	78,341	78,419	10	114,678	114,688
- sold	797	82,216	83,013	123	70,181	70,304
Over-the-counter	24,776	2,258,346	2,283,122	38,997	1,632,703	1,671,700
Caps and floors	1,754	579,926	581,680	15,396	393,432	408,828
- purchased	789	248,372	249,161	8,053	174,497	182,550
- sold	965	331,554	332,519	7,343	218,935	226,278
Swaptions and options (interest rate, currency and other)	23,022	1,678,420	1,701,442	23,601	1,239,271	1,262,872
- purchased	9,365	898,084	907,449	11,670	572,880	584,550
- sold	13,657	780,336	793,993	11,931	666,391	678,322
Total forward and options contracts	**342,157**	**20,000,813**	**20,342,970**	**308,774**	**18,048,035**	**18,356,809**

The nominal amounts of the contracts shown above should be construed as indicators of the BNP Paribas Group's activity on the financial instruments markets and not as indicators of the market risks arising on these instruments.

At 31 December 2004, the forwards and options contracts item included EUR 434,097 million in credit derivatives (EUR 213,605 million purchased and EUR 220,492 million sold).

NOTE 24 – FORWARD AND OPTIONS CONTRACTS (cont'd)

ASSESSMENT OF COUNTERPARTY RISKS

The BNP Paribas Group's exposure to counterparty risk arising on forward and options contracts is assessed according to European Union and international capital adequacy ratios applicable at 31 December 2004. Accordingly, it takes into account signed netting agreements, which are used to attenuate counterparty risk on derivatives.
The Bank primarily uses the portfolio approach, which enables it to close all positions in the case of default by the counterparty and mark them to market. All payments receivable from the counterparty are netted off against payments due to the counterparty, to arrive at the net close-out amount payable or receivable. The net close-out amount may be collateralised by requiring the counterparty to pledge cash, securities or deposits.
The Bank also uses bilateral payment flow netting to attenuate counterparty risk on foreign currency payments. Bilateral payment flow netting consists of replacing streams of payment orders in a given currency by a cumulative balance due to or from each party, representing a single sum in each currency remaining to be settled on a given day between the Bank and the counterparty.
The transactions concerned are executed according to the terms of bilateral or multilateral master agreements that comply with the general provisions of national or international master agreements. The main bilateral agreement models used are those of the "Association Française des Banques" (AFB), or those of the International Swaps and Derivatives Association (ISDA) for international agreements. The BNP Paribas Group also participates in EchoNetting, enabling it to use multilateral netting for transactions involving the other participants within the organisation.

Credit risks on OTC forward and options contracts

	31 December 2004 (in millions of euros)				
By type of counterparty	Gross replacement cost	Net replacement cost	Collateral	Net value after collateral	Weighted risks equivalent
Sovereign exposure	1,848	1,625	-	1,625	-
Risk exposure on banks in zone A [(a)]	118,282	22,387	8,213	14,174	8,738
Risk exposure on banks in zone B [(a)] and non-banking counterparties	16,277	9,169	1,124	8,045	7,578
Total	**136,407**	**33,181**	**9,337**	**23,844**	**16,316**

(a) Zone A consists of the member states of the European Union (EU) and the Organisation for Economic Cooperation and Development (OECD) provided that they have not rescheduled any external sovereign debt within the previous five years, and countries that have negotiated special borrowing agreements with the International Monetary Fund (IMF) within the framework of the IMF's General Agreements to Borrow (GAB). Zone B consists of all other countries.

By credit rating (Standard & Poor's)	Net replacement cost	Collateral	Net value after collateral	Weighted risks equivalent
AAA – AA	12,356	3,098	9,258	4,715
A	2,696	1,024	1,672	1,934
BBB	13,339	4,119	9,220	5,760
BB or lower	2,517	828	1,689	1,975
Not rated	2,273	268	2,005	1,932
Total	**33,181**	**9,337**	**23,844**	**16,316**

At 31 December 2004, the weighted risk equivalent of OTC forward and options contracts represented 0.17% of the sum of the notional amounts, excluding written options, unchanged from the figure at 31 December 2003.

At 31 December 2004, forwards and options contracts break down by remaining term as follows:

	Notional amount by remaining term (in %)			**Total**
	Within 1 year	After 1 year but within 5 years	After 5 years	
Interest rate instruments	41%	29%	15%	85%
Currency instruments and other contracts	9%	5%	1%	15%
Total	**50%**	**34%**	**16%**	**100%**

NOTE 25 – BNP PARIBAS GROUP EXPOSURE TO MARKET RISKS ON FINANCIAL INSTRUMENT TRANSACTIONS AT 31 DECEMBER 2004

Since 31 March 2000, the BNP Paribas Group uses a single internal Value at Risk system to estimate the potential losses that could be incurred in the case of an unfavourable change in market conditions.

Potential losses are measured based on "Gross Earnings at Risk" (GEaR). GEaR takes into account a large number of variables which could affect the value of the portfolios, including interest rates, lending margins, exchange rates, the price of the various securities, their volatilities and the correlations between variables.

The system uses the latest simulation techniques and includes processing of non-linear (convex) positions, as well as the volatility risk generated by options. Daily movements in the different variables are simulated to estimate potential losses on market transactions under normal market conditions and assuming normal levels of liquidity.

The French banking authorities (*Commission Bancaire*) have approved this internal model, including the following methodologies:

- capture of the correlation between categories of risk factors (interest rate, currency, commodity and equity risks) in order to integrate the effects of diversifying inherent risks;
- capture of the specific interest rate risk arising from potential variations in lending margins, in order to actively and accurately measure risks associated with trading in credit risks.

Values at Risk set out below have been determined using the internal model. The model parameters have been set by the method recommended by the Basel Committee for the determination of estimated values at risk ("Supplement to the Capital Accord to Incorporate Market Risks"). The main measurement parameters are as follows:

- change in the value of the portfolio over a holding period of 10 trading days;
- confidence level of 99% (i.e. over a 10-day holding period, potential losses should not exceed the corresponding GEaR in 99% of cases);
- historical data covering 260 days' trading.

For the period from 1 January to 31 December 2004, the total average Value at Risk amounted to EUR 93 million, taking into account the EUR 57 million effect of netting different types of risk. These amounts break down as follows:

Value at Risk (10 days – 99%): Analysis by type of risk

In millions of euros	1 January – 31 December 2004	31 December 2004	31 December 2003	31 December 2002
	Average			
Interest rate risk	89	57	92	77
Equity risk	47	47	43	86
Currency risk	6	9	9	8
Commodity risk	8	8	6	7
Netting effect	*(57)*	*(60)*	*(81)*	*(91)*
Total	**93**	**61**	**69**	**87**

NOTE 26 – SECURITIZATIONS

The BNP Paribas Group carries out securitization transactions leading to the creation of specific entities on behalf of customers, in some cases with a guarantee or a liquidity line, and on its own behalf, in connection with the management of counterparty risks on certain portfolios and asset-liability management operations for certain subsidiaries. In these cases, the Group retains part of the risk by paying a guarantee deposit or subscribing to a subordinated tranche. The securitization entities are not consolidated, in accordance with generally accepted accounting principles.

SECURITIZATION TRANSACTIONS CARRIED OUT ON BEHALF OF CUSTOMERS

- **Short-term refinancing operations**

At 31 December 2004, five non-consolidated multiseller conduits (Eliopée, Thésée, Starbird, J Bird and Matchpoint) were managed by the Group on behalf of customers. These entities are refinanced on the short-term commercial paper market. The Group has issued letters of credit guaranteeing the default risk on the sold receivables up to an amount of EUR 491 million and has also granted liquidity lines totalling EUR 10,457 million to these entities.

At 31 December 2004, no provisions were required in connection with any of these short-term refinancing transactions.

- **Medium- and long-term refinancing operations**

BNP Paribas acts on behalf of customers as arranger of securitization funds and placing agent for covered bond issues, but does not manage the securitization funds. As of 31 December 2004, the Group had set up liquidity lines totalling EUR 172 million for four of the funds (BEI-Iris 4, Tiepolo Finance, Telecom Italia SV and RCI-Renault), representing EUR 1,500 million in securitized receivables. The Group has not issued any letters of credit and, consequently, is not exposed to any counterparty risk on these transactions.

SECURITIZATION TRANSACTIONS CARRIED OUT ON THE GROUP'S OWN BEHALF

- In connection with the Group's asset-liability management activities, Cetelem has sold consumer loans, UCB and UCI have sold real estate loans, Findomestic has sold credit card receivables, and Centroleasing has sold leasing receivables to non-consolidated securitization vehicles. The subsidiaries have also given these vehicles a limited guarantee covering the credit risk on the sold loans. Securitization transactions carried out in accordance with Act No. 88-1205 of 23 December 1988 (amended) dealing with securitization funds, are not consolidated pursuant to the criteria laid down in standard CRC 99-07, because the Group does not have decision-making power at the level of the funds' Board of Directors or equivalent.

The following table summarises the transactions carried out at 31 December 2004 (in millions of euros):

Subsidiaries that initiated securitizations	Securitization vehicle	Date launched	Life of the vehicle scheduled to end in	Gross amount of securitized receivables at 31 December 2004	Gross amount of guarantees at 31 December 2004
Cetelem (France)	Master Noria	1998	2006	350	14.1
UCB (France)	Domos 4 and 5	1998-1999	2008-2011	463	22.5
	Master Domos	1999	2012	1,366	30.5
Findomestic (Italy)	Findomestic	2000	2005	325	-
	MasterDolfin	2003	2008	329	4.0
UCI (Spain)	UCI 3 to 11	1997-2004	2005-2017	3,051	37.3
Centro Leasing (Italy)	Ponte Vecchio Finance	2002	2007	574	-
	Ponte Vecchio Finance 2	2003	2010	428	-

At 31 December 2004, no provisions were required in connection with any of the guarantees given to these securitization vehicles.

NOTE 26 – SECURITIZATIONS (cont'd)

- In order to reduce the credit risk on certain portfolios, the Group carries out synthetic securitizations by transferring to the market the bulk of the credit risk attached to the retained interest using credit derivatives (purchases of options or credit default swaps). These credit derivatives are entered into either through dedicated structures or directly with other credit institutions.

Synthetic securitizations concern EUR 7 billion worth of consolidated assets, corresponding to loans to major European and American companies. The risk retained by the Group concerns the equity or subordinated tranche of the notes issued by the securitization vehicles and purchased by the Group.

Synthetic Securitizations (in millions of euros)

Securitization vehicle	Date launched	Life of the vehicle scheduled to end in	Gross counterparty risk before securitization at 31 December 2004	Gross risk retained by the Group (1)	Provisions and losses in 2004	Accumulated provisions and losses at 31 December 2004 (2)
Olan 2 (France)	2000	2005	3,546	76.0	-	60.6
Euroliberté (France)	2001	2008	1,984	139.8	2.2	20.1
Condor (USA)	2001	2006	1,686	96.1	-	-
Jules Vernes (USA)	2002	2006	215	33.1	-	-

(1) This risk is retained by the Group due to the equity instruments issued by the securitization vehicles, against which the initial losses on assets guaranteed by the vehicles are set off.

(2) If a counterparty defaults on a loan backed by synthetic securitization, the securitization vehicle pays the amount corresponding to the default. The amount received in respect of the gross risk retained by the Group is set off against the loss of principal on the equity or subordinated tranche of the notes issued. This is why the portfolios are covered by a provision in the amount of the gross risk retained by the Group.

NOTE 27 – PENSION AND POSTEMPLOYMENT BENEFIT OBLIGATIONS

- *Pension Benefits*

Since 1 January 1994, pursuant to the new industry-wide agreement on pensions presented in note 1, the BNP Paribas Group has been making contributions to several nation-wide supplementary pension organisations **in France**.

The BNP and Paribas pension funds pay additional benefits relative to services rendered prior to 31 December 1993. The actuarial value of these pension obligations is computed based on the 1993 mortality table recommended by the French Insurance Code. The difference between the discount and inflation rates used since 31 December 1999 is roughly 3.0%, corresponding to the constant differential between long-term interest rates and inflation. At 31 December 2004, the pension fund for BNP employees had reserves of approximately EUR 59 million, and the pension fund for Paribas employees had reserves of some EUR 282 million. Contributions paid by BNP Paribas under the above pension schemes in France are charged to the profit and loss account in the year of payment. In addition, a reserve for general banking risks was set up as a precautionary measure in 1993, mainly to take account of the general demographic risk addressed by the industry-wide agreement concluded in September 1993 (see notes 1 and 21).

BNP Paribas SA has set up a funded pension system via a company agreement. This system provides for the payment to BNP Paribas employees of additional benefits over and above those they receive from the nation-wide organisations.

Concerning plans **outside France**, pension obligations are provided for in the consolidated financial statements according to the method described in note 1.

Retirement plans are based on pension rights acquired which are defined using either the employee's last salary and the number of years' service (United Kingdom, Ireland and Canada) or rights to capital acquired each year, expressed as a percentage of annual salary and on which interest is payable at a pre-defined rate (United States).

Some plans are supplementary retirement schemes related to statutory pensions (Norway).

Other plans are wholly funded through insurance companies (Spain and Portugal) or independent fund managers (United Kingdom).

The demographic and financial assumptions used to estimate the discounted present value of benefit obligations and the estimated yield on plan assets are based on the economic conditions specific to each country or Group company. Unamortised actuarial differences amounted to EUR 76 million at 31 December 2004, net of EUR 7 million in amortisation for the year. EUR 101 million are not amortisable, in accordance with the corridor method.

In recent years, defined benefit plans have been closed to new employees in several countries (United Kingdom, Ireland, Norway, Australia, Germany and Luxembourg). These employees are now offered defined contribution plans. Under defined contribution plans, the company's obligation consists primarily of paying a percentage of the beneficiary's salary into the pension plan.

- *Seniority, Postemployment and Other Postretirement Benefits*

Employees of the various BNP Paribas Group companies are entitled to collective or contractual seniority and postemployment benefits such as retirement and seniority bonuses. In France, BNP Paribas is encouraging voluntary departures and early retirement among employees who meet certain eligibility criteria. Various companies in the BNP Paribas Group have also set up defined-benefit supplementary pension plans.

As a general rule, actuarial valuations of these obligations are made using a method that takes into account projected end-of-career salaries (projected unit credit method) in order to determine the aggregate charge corresponding to benefits remaining to be paid to early retirees, retirees (if applicable), as well as the vested benefits of active employees.

Assumptions concerning mortality, employee turnover, and future salaries, as well as discount rates (long-term market rates) and inflation, take into account economic conditions specific to each country or Group company. In France, the 1988-1990 mortality table adapted to the banking industry is used.

At 31 December 2004, the discount rate used for France and the estimated inflation rate are consistent with those used to assess the risks related to additional bank pension benefits.

BNP Paribas sets up a provision to cover the charges related to the voluntary departure or early retirement of employees, once the voluntary departure or early retirement plan concerned has been approved or submitted for collective approval.

These provisions set up for pensions and other postretirement benefit obligations in France and other countries amounted to EUR 1,349 million at 31 December 2004.

NOTE 28 – NET INTEREST INCOME

Expenses			Income			In millions of euros	Net income (expenses)		
2004	2003	2002	2004	2003	2002		2004	2003	2002
(8,165)	(7,212)	(11,460)	6,682	5,846	8,876	Interbank items (note 29)	(1,483)	(1,366)	(2,584)
(3,822)	(3,524)	(3,695)	10,766	10,548	11,679	Customer items (note 30)	6,944	7,024	7,984
(6,269)	(5,991)	(5,757)	7,529	7,309	7,119	Leasing transactions	1,260	1,318	1,362
(3,957)	(3,936)	(5,310)				Debt securities	(3,957)	(3,936)	(5,310)
			3,355	3,471	3,932	Bonds and other fixed income instruments (note 31)	3,355	3,471	3,932
(22,213)	**(20,663)**	**(26,222)**	**28,332**	**27,174**	**31,606**	**Net interest income (expenses)**	**6,119**	**6,511**	**5,384**

NOTE 29 – NET INTEREST INCOME (EXPENSE) ON INTERBANK ITEMS

Expenses			Income			In millions of euros	Net income (expense)		
2004	2003	2002	2004	2003	2002		2004	2003	2002
(4,940)	(4,751)	(7,901)	3,510	3,556	5,622	Interest on interbank demand deposits, loans and borrowings	(1,430)	(1,195)	(2,279)
(3,225)	(2,461)	(3,559)	3,172	2,288	3,251	Interest on securities held or given under resale/repurchase agreements	(53)	(173)	(308)
			-	2	3	Interest on subordinated term loans	-	2	3
(8,165)	**(7,212)**	**(11,460)**	**6,682**	**5,846**	**8,876**	**Net interest income (expense) on interbank items**	**(1,483)**	**(1,366)**	**(2,584)**

NOTE 30 – NET INTEREST INCOME (EXPENSE) ON CUSTOMER ITEMS

Expenses			Income			In millions of euros	Net income (expense)		
2004	2003	2002	2004	2003	2002		2004	2003	2002
(3,241)	(2,978)	(3,225)	10,332	10,133	11,215	Interest on customer loans and deposits	7,091	7,155	7,990
(581)	(546)	(470)	420	411	462	Interest on securities held or given under resale/repurchase agreements	(161)	(135)	(8)
			14	4	2	Interest on subordinated term loans	14	4	2
(3,822)	**(3,524)**	**(3,695)**	**10,766**	**10,548**	**11,679**	**Net interest income (expense) on customer items**	**6,944**	**7,024**	**7,984**

NOTE 31 – NET INCOME FROM SECURITIES PORTFOLIO

In millions of euros	2004	2003	2002
Interest on bonds and other fixed income instruments			
Securities available for sale	751	653	810
Debt securities held to maturity	1,175	1,117	1,080
From Codevi "industrial development" securities	229	230	212
From hedging of interest rate instruments and other	1,200	1,471	1,830
Total interest on bonds and other fixed income instruments	**3,355**	**3,471**	**3,932**
Income on equities and other variable income instruments			
Securities available for sale	41	12	22
Equity securities held for long-term investment	147	148	157
Investments in non-consolidated undertakings and other participating interests	106	123	144
Total income on equities and other variable income instruments	**294**	**283**	**323**
Net income from securities portfolio	**3,649**	**3,754**	**4,255**

NOTE 32 - NET COMMISSIONS

In millions of euros	Net		
	2004	2003	2002
Commissions on interbank and money market transactions	**174**	**181**	**181**
Commissions on customer transactions	**1,632**	**1,482**	**1,530**
Commissions on securities transactions (1)	**111**	**145**	**(103)**
Commissions on foreign exchange and arbitrage transactions	**(4)**	**(9)**	**10**
Commissions on securities commitments	**277**	**193**	**113**
Commissions on forward financial instruments	**(158)**	**(143)**	**(124)**
Commissions on financial services rendered:			
Commissions on securities managed or on deposit:			
• Custody fees	188	170	184
• Mutual fund management	818	732	739
• Management of customer securities portfolios	168	200	218
• Other commissions on securities managed or on deposit	30	32	30
Total commissions on securities managed or on deposit	1,204	1,134	1,171
Commissions on securities transactions carried out on behalf of customers:			
• For purchases and sales of securities	256	257	302
• For purchases and sales of mutual fund shares	131	124	139
• Other commissions on securities transactions carried out on behalf of customers	271	273	248
Total commissions on securities transactions carried out on behalf of customers	658	654	689
Other commissions:			
• Commissions on customer assistance and advisory services	637	428	508
• Commissions on payment instruments	579	558	552
• Commissions on other financial services	(1,115)	(970)	(908)
• Expense recoveries	111	118	116
• Commissions on miscellaneous revenues	388	365	350
• Commissions on other banking transactions	193	157	93
Total other commissions	793	656	711
Total commissions on financial services	**2,795**	**2,444**	**2,571**
Net commissions	**4,687**	**4,293**	**4,178**

(1) The change in 2003 stems from the full consolidation of the entities of the Cortal Consors Group, which were previously accounted for by the equity method.

Total commissions represented 24.9% of net banking income in 2004 (23.9% in 2003 and 24.9% in 2002).

NOTE 33 - UNDERWRITING RESULT AND NET INVESTMENT INCOME OF INSURANCE COMPANIES

In millions of euros	2004	2003	2002
Net premium income	10,848	8,980	7,890
Net investment income	1,894	1,770	1,706
Claims expenses and changes in claims reserves	(10,848)	(9,100)	(8,170)
Other underwriting income and expenses, net	25	8	14
Underwriting result and net investment income of insurance companies [(a)]	**1,919**	**1,658**	**1,440**

Commissions paid to business referral partners and other contracting partners are not deducted from underwriting result and net investment income of insurance companies. Those commissions are recorded as "Net commissions" in the profit and loss account under "Commissions on other financial services" (see note 32).

The above amounts are stated after eliminating intercompany income and expenses and net of reinsurance.

Changes in the value of underlying assets for unit-linked business are included in net investment income. They are offset by a symmetrical change in mathematical reserves set aside for unit-linked business, included in "Claims expenses".

Gross premiums totaled EUR 11,196 million in 2004 (EUR 9,203 million in 2003 and EUR 8,192 million in 2002).

(a) In 2004, the contribution of Group insurance companies to underwriting result and net investment income breaks down as follows, after elimination of intercompany income and expenses:

In millions of euros	2004				2003	2002
	NATIOVIE	CARDIF	OTHER COMPANIES	TOTAL		
Life underwriting result	119	89	44	252	210	145
Non-life underwriting result	32	70	-	102	76	59
Management fees addback	310	1,090	57	1,457	1,289	1,207
Financial reclassifications	118	42	3	163	147	113
Sub-total	579	1,291	104	1,974	1,722	1,524
Elimination of intercompany income and expenses	(40)	(13)	(2)	(55)	(64)	(84)
Net contribution to underwriting result and net investment income	539	1,278	102	1,919	1,658	1,440

NOTE 34 – SALARIES AND EMPLOYEE BENEFITS, INCLUDING PROFIT-SHARING

In millions of euros	2004	2003	2002
Salaries	**4,838**	**4,742**	**4,619**
Termination benefits and social security taxes:			
Retirement bonuses and retirement expenses	292	400	385
Social security taxes	1,204	1,172	1,057
Total termination benefits and social security taxes	**1,496**	**1,572**	**1,442**
Incentive plans and profit-sharing:			
Incentive plans	85	82	57
Profit-sharing	147	97	64
Total incentive plans and profit-sharing	**232**	**179**	**121**
Payroll taxes	**306**	**270**	**263**
Total salaries and employee benefits, including profit-sharing	**6,872**	**6,763**	**6,445**

NOTE 35 – STOCK OPTION PLANS

1) BNP PARIBAS UNEXPIRED STOCK OPTION PLANS

Plan year	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Number of options granted	Starting date of the exercise period	Option expiry date	Exercise price (in euros)	Number of options exercised or forfeited at 31 Dec. 2004	Options outstanding at 31 Dec. 2004
2001 (1) (2)	23 May 2000	15 May 2001	932	6,069,000	15 May 2005	14 May 2011	49	164,000	5,905,000
2002 (2)	23 May 2000	31 May 2002	1,384	2,158,570	31 May 2006	30 May 2012	60	66,520	2,092,050
2003 (3)	23 May 2000	21 March 2003	1,302	6,693,000	21 March 2007	20 March 2013	37.10	39,600	6,653,400
2004 (3)	23 May 2000	24 March 2004	1,458	1,779,850	24 March 2008	21 March 2014	49.80	2,000	1,777,850

(1) The numbers of options and exercise prices have been adjusted for the two-for-one share split which took place on 20 February 2002.
(2) The options are subject to vesting conditions related to the ratio between consolidated net income and average shareholders' equity for each of the years concerned. The minimum average ratio is 16% over the four years from the year of grant or over a rolling three-year period starting in the second year after the year of grant.
(3) The vesting rules applicable to a portion of the options granted to employees are based in part on BNP Paribas share performance in relation to the Dow Jones EuroStoxx Bank index.

2) BNP UNEXPIRED STOCK OPTION PLANS (1)

Plan year	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Number of options granted	Starting date of the exercise period	Option expiry date	Exercise price (in euros)	Number of options exercised or forfeited at 31 Dec. 2004	Options outstanding at 31 Dec. 2004
1997	14 Dec. 1993	22 May 1997	64	476,000	23 May 2002	22 May 2007	18.45	268,360	207,640
1998	14 Dec. 1993	13 May 1998	259	2,074,000	14 May 2003	13 May 2008	37.28	867,577	1,206,423
1999	13 May 1998	3 May 1999	112	670,000	4 May 2004	3 May 2009	37.64	201,179	468,821
1999 (2)	13 May 1998	22 Dec. 1999	642	5,064,000	23 Dec. 2004	22 Dec. 2009	45.16	508,720	4,555,280
2000 (2)	13 May 1998	7 April 2000	1,214	1,754,200	8 April 2005	7 April 2010	42.50	261,500	1,492,700

(1) The numbers of options and exercise prices have been adjusted for the two-for-one share split which took place on 20 February 2002.
(2) Plans concerning the employees of the two groups, BNP and Paribas, prior to their merger. The options vested only in the event that no payments were due in respect of the Contingent Value Rights Certificates attached to the shares issued at the time of the BNP-Paribas merger (see note 22).

NOTE 35 – STOCK OPTION PLANS (cont'd)

3) PARIBAS UNEXPIRED STOCK OPTION PLANS

Plan year	Originating company	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Adjusted number of options granted (1)	Starting date of the exercise period (2)	Option expiry date	Adjusted exercise price (1) (in euros)	Adjusted number of options exercised or forfeited at 31 Dec. 2004 (1)	Options outstanding at 31 Dec. 2004 (1)
• **PARIBAS SA AND MERGED SUBSIDIARIES**										
1997	CFP	27 May 1992	20 Jan. 1997	526	5,178,206	20 Jan. 2002	20 Jan. 2005	17.30	5,015,233	162,973
	CFP	27 May 1992	7 July 1997	4	77,125	7 July 2002	7 July 2005	19.47	68,447	8,678
	CB	26 April 1997	30 Sept. 1997	149	615,608	1 Oct. 2002	29 Sept. 2005	19.71	390,117	225,491
	CFP	25 April 1997	26 Dec. 1997	319	6,370,545	26 Dec. 2002	26 Dec. 2005	23.47	4,558,664	1,811,881
1998	PARIBAS	11 May 1998	17 Nov. 1998	975	7,255,377	17 Nov. 2003	17 Nov. 2006	20.41	4,639,939	2,615,438
1999	PARIBAS	24 April 1997	4 May 1999	1	30,850	4 May 2004	4 May 2007	31.88	0	30,850
• **FULLY CONSOLIDATED SUBSIDIARY OF PARIBAS**										
1997	CETELEM	27 March 1997	22 Sept. 1997	117	332,893	23 Sept. 2002	21 Sept. 2005	17.19	224,323	108,570

CB: Compagnie Bancaire **CFP:** Compagnie Financière Paribas

(1) Number of options and exercise price expressed in BNP Paribas shares and calculated after the two-for-one share split which took place on 20 February 2002:

- For Compagnie Bancaire, Compagnie Financière Paribas and Banque Paribas, based on the following conversion rates:

  9 Paribas shares for 5 Compagnie Bancaire shares, 1 Paribas share for 1 Compagnie Financière Paribas share, 1 Paribas share for 1 Banque Paribas share, 3.085 BNP Paribas shares for 1 Paribas share.

- For Cetelem, which is fully consolidated, the number of options and exercise price are expressed in BNP Paribas shares calculated after the exchange: 1.791 Paribas shares for 1 Cetelem share, and 3.085 BNP Paribas shares for 1 Paribas share.

(2) Exercise dates set at the time of grant. The BNP Paribas merger agreement stipulates that the options may not be exercised until the fifth anniversary of the date of grant, as required under French tax rules, whatever the original exercise dates.

NOTE 36 – GAINS (LOSSES) ON DISPOSALS OF LONG-TERM INVESTMENTS AND CHANGES IN PROVISIONS

In millions of euros	2004	2003	2002
Debt securities held to maturity			
Disposal gains	5	106	7
Disposal losses	(4)	(3)	-
Deductions from provisions	1	1	-
Net gains on disposals of debt securities held to maturity and changes in provisions	**2**	**104**	**7**
Equity securities held for long-term investment			
Disposal gains	834	790	1,147
Disposal losses	(285)	(248)	(73)
Additions to provisions	(131)	(261)	(396)
Deductions from provisions	331	243	219
Net gains on disposals of equity securities held for long-term investment and changes in provisions	**749**	**524**	**897**
Investments in non-consolidated undertakings and other participating interests			
Disposal gains	234	337	187
Disposal losses	(252)	(501)	(109)
Additions to provisions	(115)	(201)	(233)
Deductions from provisions	259	416	147
Net gains (losses) on disposals of investments in non-consolidated undertakings and other participating interests and changes in provisions	**126**	**51**	**(8)**
Deduction from provisions for industry risks	**-**	**218**	**-**
Operating assets			
- Disposal gains	24	53	11
- Disposal losses	(58)	(38)	(4)
Net (losses) gains on disposals of operating assets	**(34)**	**15**	**7**
Total net gains on disposals of long-term investments and changes in provisions	**843**	**912**	**903**

NOTE 37 – NON-RECURRING ITEMS

In millions of euros	2004	2003	2002
Movements in provisions and incurred costs for employee benefits	(159)	(313)	21
Compliance costs (changes in laws and regulations)	(83)	(45)	(49)
Movements in provisions for restructuring and discontinued operations	(37)	(59)	(51)
Write-downs relating to long-term investments and leased vehicles	(28)	-	(42)
Provision for losses on real estate lease contract with a call option	-	(10)	(25)
Other non-recurring expenses, net	(82)	(67)	(28)
Net non-recurring items	**(389)**	**(494)**	**(174)**

Non-recurring items reflect the impact on the financial statements of events that do not relate to the ordinary activities of the BNP Paribas Group's various lines of business. If these items were included under other profit and loss account headings, the comparability of current-period operations with those of the reference periods would be impaired.

In 2004, BNP Paribas signed a company agreement aimed at setting up a compulsory health scheme for BNP Paribas employees in France. These employees are now all members of Mutuelle du Groupe BNP Paribas. Under the agreement, the Bank will pay to Mutuelle du Groupe BNP Paribas a contribution for each active employee who is a member of the scheme and will cease to pay contributions for retired members. The Bank has paid a final balance of EUR 152 million to Mutuelle du Groupe BNP Paribas to cover its total pension commitments with this establishment in relation to current and future retirees.

Under the French Pensions Reform Act (Act no.2003-775) dated 21 August 2003, employees can elect to retire before the age of 65, but can no longer be required to do so by their employer. This legislative change has no impact on the rules governing the retirement bonuses paid by BNP Paribas Group companies in France. However, it does affect the actuarial assumptions applied to date by the Group to calculate the present value of the related benefit obligation, because of the probable impact of the new legislation on the age at which employees choose to retire. The Group has revised its estimate of the benefit obligation based on the new assumptions and has also recorded a provision for the payroll taxes that will now be due on retirement bonuses paid to employees who choose to retire before the age of 65. The additional cost, in the amount of EUR 229 million, was provided for in full in 2003, in accordance with the practice consistently followed by the Bank and its French subsidiaries, and with Group policies.

In 2003, the Bank also set up a EUR 70 million provision in connection with the new Employment Adaptation Plan implemented in order to manage the impact of the Pension Reform Act on the Group's employee age pyramid in France. In 2004, this provision was topped up in the amount of EUR 7 million.

The above provisions are included in "Movements in provisions and incurred costs for employee benefits".

In 2004, the BNP Paribas Group recorded charges of EUR 83 million (EUR 45 million in 2003) to reflect the costs of adapting information systems due to the application of International Financial Reporting Standards as from 1 January 2005, and the changes in capital adequacy rules introduced by the international regulatory authorities. In 2002, BNP Paribas recorded a provision of EUR 49 million to cover the final costs of adapting its production and information systems to deal with the introduction of the single European currency, bringing the total estimated cost of the project – incurred over the period 1996 to 2002 – to EUR 500 million.

The Group's UK fleet-financing subsidiaries use an external valuation model to determine projected resale values of leased vehicles. Problems were encountered in 2002 with the model used by a recently-acquired subsidiary, leading to the adoption of a new model and the recording of an exceptional EUR 42 million write-down of the value of leased vehicles to correct the valuation errors generated by the previous model.

Under a real-estate lease agreement signed in 1993 by First Hawaiian Bank, BancWest, a Group subsidiary, entered into an agreement to lease its headquarters building located in Hawaii until December 2003. In early 2003, BancWest opted to purchase this building. The purchase value was written down by EUR 35 million (of which EUR 25 million were recorded in 2002) to take into account the lasting decline of the real estate market in Hawaii.

NOTE 38 – SEGMENT INFORMATION

- **Income by Business Segment, Based on Allocated Capital**

Income by business segment based on allocated capital is determined by attributing to each business the capital allocated to it based on the risks incurred. Capital allocations are made by applying a series of criteria based mainly on the capital required to cover risk-weighted assets, as determined according to capital adequacy rules.

In millions of euros	Net banking income		Gross operating income		Operating income (loss)		Pre-tax income	
	2004	2003	2004	2003	2004	2003	2004	2003
French Retail Banking	4,922	4,733	1,556	1,467	1,333	1,242	1,337	1,240
Financial Services and International Retail Banking	5,057	4,903	2,240	2,158	1,801	1,629	1,644	1,408
Corporate and Investment Banking	5,685	5,818	2,442	2,434	2,384	1,801	2,448	1,879
Asset Management and Services	3,019	2,476	1,066	803	1,061	787	993	723
BNP Paribas Capital	4	(34)	(26)	(73)	(26)	(76)	661	496
Other business units	136	39	(47)	(139)	-	(94)	(178)	(160)
Total	**18,823**	**17,935**	**7,231**	**6,650**	**6,553**	**5,289**	**6,905**	**5,586**
France	10,365	9,891	3,504	3,303	3,150	2,522	3,531	2,886
Other European Economic Area countries	4,269	3,748	1,807	1,332	1,533	1,024	1,650	1,190
America and Asia	3,752	3,874	1,717	1,832	1,699	1,617	1,554	1,393
Other countries	437	422	203	183	171	126	170	117

- **Group Activity by Geographic Area**

In millions of euros, at 31 December	Interbank and money market items		Customer items		Total	
	2004	2003	2004	2003	2004	2003
Assets						
France	97,672	68,501	136,778	118,338	234,450	186,839
Other European Economic Area countries	95,894	91,665	65,233	53,593	161,127	145,258
America and Asia	119,686	112,463	51,311	45,518	170,997	157,981
Other countries	2,434	2,279	4,758	4,524	7,192	6,803
Total assets (notes 3 and 4)	**315,686**	**274,908**	**258,080**	**221,973**	**573,766**	**496,881**
Liabilities						
France	83,426	53,875	112,339	90,582	195,765	144,457
Other European Economic Area countries	85,166	84,622	77,298	74,172	162,464	158,794
America and Asia	74,577	50,633	41,570	40,113	116,147	90,746
Other countries	1,794	2,124	6,505	5,754	8,299	7,878
Total liabilities (notes 14 and 15)	**244,963**	**191,254**	**237,712**	**210,621**	**482,675**	**401,875**

NOTE 39 – CORPORATE INCOME TAX

In millions of euros	2004	2003	2002
Current taxes for the period	1,756	1,579	1,058
Deferred taxes for the period	74	(98)	117
Income tax expenses	**1,830**	**1,481**	**1,175**
– on recurring items	1,967	1,524	1,210
– on non-recurring items	(137)	(43)	(35)

A new tax regime was introduced in the 2003 Finance Act. This regime allows listed real estate investment companies (SIIC) to claim full exemption from corporate income tax on disposal gains and recurring profits generated by their eligible businesses, in exchange for the payment of an exit tax equal to 16.5% of unrealised gains on assets eligible at 1 January 2003. The Klépierre group elected for this regime, and in 2004 the BNP Paribas Group recorded a EUR 26 million provision for the related taxes (EUR 104 million in 2003).

An exceptional tax was introduced in the 2004 Finance Act on a portion of the special long-term capital gains reserve set up by companies. At 31 December 2004, the BNP Paribas Group recorded a EUR 28 million tax charge corresponding to the compulsory portion of this tax.

Tax savings realised by the Group in 2004 from the recognition of tax loss carryforwards or the deduction of expenses accounted for in prior years amounted to EUR 57 million (EUR 51 million in 2003 and EUR 40 million in 2002). Unrecognised deferred tax assets at 31 December 2004 amounted to EUR 373 million (EUR 370 million at 31 December 2003 and EUR 321 million at 31 December 2002).

Deferred taxes break down as follows:

In millions of euros, at 31 December	2004			2003	2002
	Companies included in the BNP Paribas SA tax group (note 2)	Other companies	Total	Total	Total
Deferred tax assets (1)	1,906	717	2,623	1,950	1,664
Deferred tax liabilities	1,909	1,246	3,155	2,514	2,374
Net deferred tax liabilities	**3**	**529**	**532**	**564**	**710**

(1) Deferred tax assets include tax loss carryforwards of EUR 65 million in 2004 (EUR 156 million in 2003 and EUR 134 million in 2002).

The deferred tax liability on the capital gain realised on BNP's transfer to its subsidiary Compagnie Immobilière de France of buildings and rights to real estate leasing contracts amounted to EUR 163 million at 31 December 2004.

NOTE 40 – BNP-PARIBAS MERGER-RELATED RESTRUCTURING COSTS

In connection with the merger of BNP and Paribas, on 30 September 1999 – the date on which the Paribas Group was first consolidated – provisions and asset write-downs were recorded in connection with the restructuring of the two groups, for a total amount of EUR 989 million net of tax.

The following table presents an analysis of merger-related restructuring costs incurred since 1 October 1999.

In millions of euros	Restructuring provision	Amortisation of goodwill	Tax effect	Total restructuring charge, net of tax
Fourth quarter 1999	(59)	(183)	33	(209)
2000	(330)	-	101	(229)
2001	(501)	-	163	(338)
2002	(143)	-	45	(98)
2003	(98)	-	34	(64)
2004	(51)	-	18	(33)

NOTE 41 – NUMBER OF EMPLOYEES AT YEAR-END

The number of employees of the BNP Paribas Group (fully and proportionally consolidated companies) breaks down as follows:

	31/12/2004	31/12/2003	31/12/2002
BNP Paribas mainland France	37,473	37,200	37,335
including executives	*14,917*	*14,066*	*13,368*
Subsidiaries in mainland France	14,745	13,844	14,065
Total mainland France	52,218	51,044	51,400
Total outside mainland France	42,674	38,027	36,285
Total BNP Paribas Group	**94,892**	**89,071**	**87,685**
BNP Paribas SA	44,534	44,060	44,908
Subsidiaries	50,358	45,011	42,777